Registration No. 333-40480

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                        POST EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              --------------------

                                 FX ENERGY, INC.
             (Exact Name of Registrant as Specified in Its Charter)


           NEVADA                         1311               87-0504461
           ------                         ----               ----------
      (State or other             (Primary Standard      (I.R.S. Employer
      jurisdiction of                Industrial           Identification
     incorporation or              Classification             Number)
       organization)                 Code Number)


                               3006 Highland Drive
                                    Suite 206
                           Salt Lake City, Utah 84106
                                 (801) 486-5555

   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)

                                 David N. Pierce
                               3006 Highland Drive
                                    Suite 206
                           Salt Lake City, Utah 84106
                                 (801) 486-5555
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                                 James R. Kruse
                                 Kevin C. Timken
                           Kruse, Landa & Maycock, LLC
                                50 West Broadway
                                    8th Floor
                            Salt Lake City, UT 84101
                                 (801) 531-7090
                               fax: (801) 531-7091

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     The Registrant hereby amends this amendment to the registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this amendment to the registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the amendment to the registration statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a) may determine.

                      Post Effective Amendment to Prospectus dated July 10, 2000




                                 FX ENERGY, INC.

--------------------------------------------------------------------------------
        This post effective amendment is a part of and should be read in conjunction with our prospectus dated July 10, 2000.
--------------------------------------------------------------------------------

         Our prospectus dated July 10, 2000, is amended with the following financial information as of June 30, 2000, and for the three and six-month periods then ended and with the results of the action taken at our annual stockholder meeting.

                                    Item                                Page
     --------------------------------------------------------------   ---------

     Consolidated Balance Sheets.................................        2
     Consolidated Statements of Operations.......................        4
     Consolidated Statements of Cash Flows.......................        5
     Notes to Consolidated Financial Statements..................        6
     Management's Discussion and Analysis of Financial
       Condition and Results of Operations.......................        9
     Action at Stockholder Meeting...............................       19



         The date of this post effective amendment is August [__], 2000.


                        FX ENERGY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                                                               June             December
                                                                             30, 2000           31, 1999
                                                                        -----------------  ------------------
ASSETS

Current assets:
     Cash and cash equivalents.....................................   $       9,974,261  $        1,619,237
     Investment in marketable debt securities......................           3,222,843           5,249,003
     Accounts receivable:
          Accrued oil sales........................................             296,186             243,183
          Interest receivable......................................              86,909              86,723
          Joint interest owners and others.........................             272,312             171,242
     Advances to oil and gas ventures..............................             587,534                  --
     Inventory.....................................................              54,160              66,361
     Other current assets..........................................              33,129             126,006
                                                                        -----------------  ------------------
               Total current assets................................          14,527,334           7,561,755
                                                                        -----------------  ------------------

Property and equipment, at cost:
     Oil and gas properties (successful efforts method):
          Proved...................................................           4,106,099           1,687,089
          Unproved.................................................             955,307           1,382,880
     Other property and equipment..................................           2,856,116           2,652,102
                                                                        -----------------  ------------------
                Gross property and equipment.......................           7,917,522           5,722,071
     Less accumulated depreciation, depletion and amortization.....          (3,268,895)         (3,173,493)
                                                                        -----------------  ------------------
                Net property and equipment.........................           4,648,627           2,548,578
                                                                        -----------------  ------------------

Other assets:
     Certificates of deposit ......................................             356,500             356,500
     Other.........................................................               2,789               2,789
                                                                        -----------------  ------------------
                Total other assets.................................             359,289             359,289
                                                                        -----------------  ------------------

     Total assets..................................................     $    19,535,250    $     10,469,622
                                                                        =================  ==================

                                 -- Continued --

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                        FX ENERGY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 -- Continued --

                                                                            June                December
                                                                          30, 2000              31, 1999
                                                                     --------------------  --------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable............................................  $         1,890,521   $            623,911
     Accrued liabilities.........................................            3,395,131              1,478,862
                                                                     --------------------  --------------------
          Total current liabilities..............................            5,285,652              2,102,773
                                                                     --------------------  --------------------

          Total liabilities......................................            5,285,652              2,102,773
                                                                     --------------------  --------------------

Commitments (Note 8)
Stockholders' equity:
     Common stock, $.001 par value, 100,000,000 and
       30,000,000 shares authorized as of June 30, 2000
       and December 31, 1999, respectively; 17,838,575 and
       14,849,003 shares issued and outstanding as of June
       30, 2000 and December 31, 1999, respectively..............               17,839                 14,849
     Notes receivable from officers..............................           (1,327,122)            (1,370,873)
     Additional paid-in capital..................................           47,823,961             38,480,556
     Accumulated deficit.........................................          (32,265,080)           (28,757,683)
                                                                     --------------------  --------------------
          Total stockholders' equity.............................           14,249,598              8,366,849
                                                                     --------------------  --------------------

Total liabilities and stockholders' equity.......................    $      19,535,250     $       10,469,622
                                                                     ====================  ====================

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                        FX ENERGY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                      For the three months ended       For the six months ended
                                                               June 30,                        June 30,
                                                     ------------------------------  ------------------------------
                                                         2000            1999            2000            1999
                                                     --------------  --------------  -------------- ---------------
Revenues:
     Oil sales...................................  $      613,147  $      360,044  $    1,209,777   $    593,752
     Contract servicing.........................          312,193          91,254         385,931        178,797
                                                     --------------  --------------  -------------- ---------------
            Total revenues.......................         925,340         451,298       1,595,708        772,549
                                                     --------------  --------------  -------------- ---------------

Operating costs and expenses:
     Lease operating expenses....................         251,977         178,568         536,969        414,637
     Production taxes............................           9,601          24,323          16,547         38,691
     Geological and geophysical costs............         680,483         160,994       1,164,892        340,826
     Exploratory dry hole costs..................         928,759          32,859         928,759         32,859
     Impairment of unproved oil and gas properties        674,158              --         674,158             --
     Contract servicing costs....................         259,164          80,512         334,429        133,386
     Depreciation, depletion and amortization....          94,279         125,960         181,347        252,389
     General and administrative..................         804,513         742,558       1,401,480      1,278,947
                                                     --------------  --------------  -------------- ---------------
            Total operating costs and expenses...       3,702,934       1,345,774       5,238,581      2,491,735
                                                     --------------  --------------  -------------- ---------------

Operating loss...................................      (2,777,594)       (894,476)     (3,642,873)    (1,719,186)
                                                     --------------  --------------  -------------- ---------------

Other income (expense):
     Interest and other income...................         115,655         105,243         249,600        207,434
     Impairment of notes receivable from officers        (109,266)             --        (114,124)            --
                                                     --------------  --------------  -------------- ---------------
            Total other income...................           6,389         105,243         135,476        207,434
                                                     --------------  --------------  -------------- ---------------

Net loss.........................................    $ (2,771,205)   $   (789,233)   $ (3,507,397)  $ (1,511,752)
                                                     ==============  ==============  ============== ===============

Basic and diluted net loss per common share......    $      (0.18)   $      (0.06)   $      (0.23)  $      (0.11)
                                                     ==============  ==============  ============== ===============

Basic and diluted weighted average number
     of shares outstanding.......................      15,142,866      14,016,618      14,995,935     13,538,218
                                                     ==============  ==============  ============== ===============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                       FX ENERGY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                             For the six months ended June 30,
                                                                             -------------------------------------
                                                                                   2000                1999
                                                                             ------------------  -----------------
Cash flows from operating activities:
     Net loss............................................................  $       (3,507,397) $       (1,511,752)
     Adjustments to reconcile net loss to net
         cash used in operating activities:
             Depreciation, depletion and amortization....................             181,347             252,389
             Impairment of unproved oil and gas properties...............             674,158                  --
             Impairment of notes receivable from officers................             114,124                  --
             Interest income on officer loans............................             (70,373)            (62,792)
     Increase (decrease) from changes in working capital items:
         Accounts receivable.............................................            (154,259)           (118,947)
         Advances to oil and gas ventures................................            (587,534)           (157,054)
         Inventory.......................................................              12,201               2,441
         Other current assets............................................              92,877             (17,659)
         Accounts payable and accrued liabilities........................             882,879            (690,971)
                                                                             ------------------  -----------------
              Net cash used in operating activities......................          (2,361,977)         (2,304,345)
                                                                             ------------------  -----------------

Cash flows from investing activities:
     Additions to oil and gas properties.................................            (365,595)           (210,249)
     Additions to other property and equipment...........................            (289,959)            (63,438)
     Additions to other assets...........................................                  --              (2,789)
     Proceeds from sale of property interests............................                  --               6,000
     Purchase of marketable debt securities..............................          (3,715,840)         (5,459,874)
     Proceeds from maturing marketable debt securities...................           5,742,000           1,957,000
                                                                             ------------------  -----------------
              Net cash provided by (used in) investing activities........           1,370,606          (3,773,350)
                                                                             ------------------  -----------------

Cash flows from financing activities:
     Advances to officers................................................                   -            (597,563)
     Proceeds from sale of common stock (net of offering costs...........           9,312,451           7,057,403
     Proceeds from the exercise of warrants..............................              33,944                  --
                                                                             ------------------  -----------------
               Net cash provided by (used in) financing activities.......           9,346,395           6,459,840
                                                                             ------------------  -----------------

Increase in cash and cash equivalents....................................           8,355,024             382,145
Cash and cash equivalents at beginning of period.........................           1,619,237           1,811,780
                                                                             ------------------  -----------------
Cash and cash equivalents at end of period...............................    $      9,974,261    $      2,193,925
                                                                             ==================  =================

                   The accompanying notes are an integral part
                    of the consolidated financial statements

                        FX ENERGY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

Note 1:           Basis of Presentation

         The interim financial data are unaudited; however, in the opinion of the management of FX Energy, Inc. and Subsidiaries ("FX Energy" or the "Company"), the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods. The interim financial statements should be read in conjunction with FX Energy's quarterly report on Form 10-Q for the three months ended March 31, 2000, and the annual report on Form 10-K for the year ended December 31, 1999, including the financial statements and notes thereto.

         The consolidated financial statements include the accounts of FX Energy and its wholly-owned subsidiaries and undivided interests in Poland. All significant inter-company accounts and transactions have been eliminated in consolidation. At June 30, 2000, FX Energy owned 100% of the voting stock of all of its subsidiaries.

         Certain   balances  in  the  1999   financial   statements   have  been
reclassified to conform to the current quarter presentation. These changes had no effect on total assets, total liabilities, stockholders' equity or net loss.

Note 2:           Income Taxes

         FX Energy recognized no income tax benefit from the losses generated in the first six months of 2000 and the first six months of 1999.

Note 3:           Officer Loans

         As of June 30, 2000, notes receivable and accrued interest from officers, before an impairment allowance, totaled $2,106,759, with a due date of on or before December 31, 2000. The notes receivable and accrued interest are collateralized by 233,340 shares of FX Energy's common stock. In accordance with "Accounting by Creditors for Impairment of a Loan," or SFAS 114, FX Energy has recorded a cumulative impairment allowance of $779,637 as of June 30, 2000, including $114,124 for the six months ended June 30, 2000, based on the value of the underlying collateral.

         In consideration for extending the term from December 31, 1999 through December 31, 2000, the officers agreed that if the average closing price of the common stock for five consecutive trading days results in a value of the collateral equal to or above the total principal and accrued interest balances, the officers will repay the loans within 45 days thereafter either in cash or by tendering to the Company such number of shares which at the average closing price for the previous five consecutive trading days equals the principal and accrued interest then due.

         The impairment allowance will continue to be adjusted quarterly based on the market value of the collateral shares until the officer loans are deemed paid in full.

Note 4:           Net Loss Per Share

         Basic earnings per share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing the net loss by the sum of the weighted average number of common shares and the effect of dilutive unexercised stock options and warrants and convertible preferred stock. Options and warrants to purchase 4,146,167 shares of common stock at prices ranging from $1.50 to $10.25 per share with a weighted average of $5.25 per share were outstanding at June 30, 2000. Options and warrants to purchase 3,678,240 shares of common stock at prices ranging from $1.50 to $10.25 per share with a weighted average price of $5.17 per share were outstanding at June 30, 1999. No options or warrants were included in the computation of diluted earnings per share for the periods ended June 30, 2000 and 1999, because the effect would have been antidilutive.

Note 5:           Business Segments

         FX Energy operates within two segments of the oil and gas industry: the exploration and production segment ("E&P") and the contract servicing segment. Mining, which consisted solely of gold exploration on FX Energy's Sudety Project Area in Poland, has been discontinued and is not considered a reportable business segment by FX Energy. Identifiable net property and equipment are reported by business segment for management reporting and reportable business segment disclosure purposes. Current assets, current liabilities and other assets are not allocated to business segments for management reporting or reportable business segment disclosure purposes.

         Reportable business segment information for the three months ended June 30, 2000, the six months ended June 30, 2000 and as of June 30, 2000 follows:

                                        Reportable Segments
                                   -------------------------------      Non-             Non-
                                                      Contract       Reportable        Segmented
                                        E&P           Servicing       Segments           Items            Total
                                   ---------------  --------------  --------------   --------------   --------------
Three months ended June 30, 2000:
      Revenues.................  $      613,147   $     312,193   $          --   $           --   $       925,340
      Net Loss (1).............      (1,949,913)         (3,801)             --         (817,491)       (2,771,205)

Six months ended June 30, 2000:
      Revenues.................       1,209,777         385,931              --               --         1,595,708
      Net Loss(2)..............      (2,145,572)        (56,514)             --       (1,305,311)       (3,507,397)

As of June 30, 2000:
      Identifiable net property
         and equipment(3)......       3,834,464         676,576              --          137,587         4,648,627


(1) Nonsegmented items include $804,513 of general and administrative expenses, $115,655 of other income, $19,367 of corporate DD&A and an officer loan impairment of $109,266.

(2)  Nonsegmented   items  include  $1,401,480  of  general  and  administrative expenses, $249,600 of other income, $39,307 of corporate DD&A and an officer loan impairment of $114,124.

(3) Nonsegmented items include $137,587 of corporate office equipment, hardware and software.

         Reportable business segment information for the three months ended June 30, 1999, the six months ended June 30, 1999, and as of June 30, 1999 follows:

                                        Reportable Segments
                                   -------------------------------      Non-             Non-
                                                      Contract       Reportable        Segmented
                                        E&P           Servicing       Segments           Items            Total
                                   ---------------  --------------  --------------   --------------   --------------

Three months ended June 30, 1999:
      Revenues.................  $      360,044   $      91,254   $          --   $            --  $       451,298
      Net Loss(1)..............         (35,750)        (70,193)        (14,682)         (668,608)        (789,233)

Six months ended June 30, 1999:
      Revenues.................         593,752         178,797              --               --           772,549
      Net Loss(2)..............        (241,652)       (116,458)        (19,784)      (1,133,858)       (1,511,752)

As of June 30, 1999:
      Identifiable net property
         and equipment(3)......       2,014,387         623,405              --           193,760        2,831,552


(1) Nonsegmented items include $742,558 of general and administrative expenses, $105,243 of other income and $31,293 of corporate DD&A.

(2)  Nonsegmented   items  include  $1,278,947  of  general  and  administrative expenses, $207,434 of other income and $62,345 of corporate DD&A.

(3) Nonsegmented items include $193,760 of corporate office equipment, hardware and software.

Note 6:           Supplemental Noncash Activity Disclosure

         Noncash Investing Activities

         During the six months ended June 30, 2000 and June 30, 1999, additions to oil and gas properties included unproved property additions of $2,300,000 and $197,000, respectively, financed by accrued liabilities.

Note 7:           Private Placement of Securities

         During June 2000, FX Energy completed a private placement of 2,969,000 shares of common stock that resulted in net proceeds of $9,312,451 ($10,391,500 gross). The proceeds from this placement are to be used to partially fund current planned ongoing exploration and development activities in Poland and for other general corporate purposes.

Note 8:           Fences Project Area

         On April 11, 2000, FX Energy signed an agreement with the Polish Oil and Gas Company ("POGC") under which FX Energy will earn a 49% working interest in approximately 300,000 gross acres in west central Poland (the "Fences" project area) by spending $16.0 million for agreed drilling, seismic acquisition and other related activities.

         On June 28, 2000, FX Energy announced that the Kleka 11, the first well drilled in the Fences project area, was an exploratory success after the well tested a calculated open flow rate of 34.3 MMcf of gas per day from a Rotliegendes sandstone reservoir.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


Forward-Looking Information May Prove Inaccurate

         This report contains statements about the future, sometimes referred to as "forward-looking" statements. Forward-looking statements are typically identified by the use of the words "believe," "may," "will," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend" and similar words and expressions. Statements that describe FX Energy's future strategic plans, goals or objectives are also forward-looking statements. FX Energy intends the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934.

         Readers of this report are cautioned that any forward-looking statements, including those regarding FX Energy or its management's current beliefs, expectations, anticipations, estimations, projections, proposals, plans or intentions, are not guarantees of future performance or results of events and involve risks and uncertainties, such as:

         o the future results of drilling individual wells and other exploration and development activities;

         o        uncertainties   regarding   drilling  potential  and  expected
                  results;

         o the inability to estimate precisely the hydrocarbon potential of any exploration prospect or the related risks;

         o future variations in well performance as compared to initial test data;

         o future events that may result in the need for additional capital;

         o        fluctuations in prices for oil and gas;

         o uncertainties of certain terms to be determined in the future relating to FX Energy's oil and gas interests, including exploitation fees, royalty rates and other matters;

         o future drilling and other exploration schedules and sequences for various wells and other activities;

         o uncertainties regarding estimates of hydrocarbon reserves, production rates, accumulations and recoveries;

         o        uncertainties    regarding   future    political,    economic,
                  regulatory, fiscal, taxation and other policies in Poland;

         o the future ability of FX Energy to attract strategic partners to share the costs of exploration, exploitation, development and acquisition activities; and

         o future plans and the financial and technical resources of strategic partners.

The forward-looking information is based on present circumstances and on FX Energy's predictions respecting events that have not occurred, which may not occur or which may occur with different consequences from those now assumed or anticipated. Actual events or results may differ materially from those discussed in the forward-looking statements. The forward-looking statements included in this report are made only as of the date of this report. FX Energy is not obligated to update such forward-looking statements to reflect subsequent events or circumstances.

Introduction

         FX Energy is an independent energy company engaged in the exploration, development and production of oil and gas from properties located primarily in the Republic of Poland. However, to date, all of FX Energy's production has been from its United States producing properties. In the western United States, FX Energy produces oil from fields in Montana and Nevada and has a drilling and well servicing company in northern Montana and oil and gas exploration prospects in several western states.

         FX Energy conducts substantially all of its exploration and development activities jointly with others and, accordingly, recorded amounts for FX Energy's activities in Poland reflect only FX Energy's proportionate interest in these activities.

         FX Energy's results of operations may vary significantly from period to period based on the factors discussed above and on other factors such as FX Energy's exploratory and development drilling success. Therefore, the results of any one period may not be indicative of future results.

         FX Energy follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, these costs plus the costs of drilling the well are expensed. The costs of development wells are capitalized, whether productive or nonproductive. Geological and geophysical costs on exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment allowance is provided to the extent that capitalized costs of unproved properties, on a property-by-property basis, are considered not to be realizable. An impairment loss is recorded if the net capitalized costs of proved oil and gas properties exceed the aggregate undiscounted future net revenues determined on a property-by-property basis. The impairment loss recognized equals the excess of net capitalized costs over the related fair value, determined on a property-by-property basis. As a result of the foregoing, FX Energy's results of operations for any particular period may not be indicative of the results that could be expected over longer periods.

         FX Energy has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operations or financial position. Based on that review, FX Energy believes that none of these pronouncements will have a significant effect on current or future earnings or operations.

Results of Operations by Business Segment

         FX Energy operates within two segments of the oil and gas industry: the exploration and production segment and the contract servicing segment. Mining, which consisted solely of gold exploration on FX Energy's Sudety Project Area in Poland, has been discontinued and is excluded from the following discussion. Depreciation, depletion and amortization costs ("DD&A") directly associated with their respective segments are detailed within the following discussion. General and administrative costs ("G&A"), interest income, other income and officer loan impairment are not allocated to individual operating segments for management or segment reporting purposes and are discussed in their entirety following the segment discussion.

         Comparison of the second quarter of 2000 to the second quarter of 1999

         Exploration and Production

         A summary of the percentage change in oil revenues, average oil price, production volumes and lifting cost per barrel for the second quarter of 2000 and 1999, as compared to their respective prior year's period ,is set forth in the following table:

                                                                         Quarter ended June 30,
                                                                  -------------------------------------
                                                                        2000                1999
                                                                  -----------------   -----------------
Oil revenues................................................      $      613,000      $      360,000
  Percent change versus prior year's quarter................                +70%                +32%

Average oil price...........................................      $        24.86      $        14.22
  Percent change versus prior year's quarter................                +75%                +43%

Production volumes (bbls)...................................              24,668              25,323
  Percent change versus prior year's quarter................                 -3%                -13%

Lifting cost per barrel.....................................      $        10.21      $         7.05
  Percent change versus prior year's quarter................                +45%                 -9%

         Oil Revenues. Oil revenues were $613,000 during the second quarter of 2000, an increase of $253,000, as compared to $360,000 during the same period of 1999. During the second quarters of 2000 and 1999, FX Energy's oil revenues were positively affected by increased oil prices and negatively affected by lower production rates attributable to the natural production declines of FX Energy's producing properties, as compared to their respective prior year period.

         Lease Operating Costs. FX Energy's lease operating costs are composed of normal recurring lease operating expenses ("LOE") and production taxes. Lease operating costs were $262,000 during the second quarter of 2000, an increase of $59,000, as compared to $203,000 during the same period of 1999. A comparative discussion of each component of lease operating costs incurred during the second quarter of 2000 and 1999 follows:

         LOE costs were $252,000 during the second quarter of 2000, an increase of $73,000, as compared to $179,000 during the same period of 1999. During the second quarter of 2000, FX Energy incurred substantially more workover, maintenance and repair costs as it completed work that had been postponed due to low oil prices during 1999. During the second quarter of 1999, FX Energy deferred workovers and reduced its LOE costs by redesigning the pattern of injecting fluids into the Cut Bank Sand Unit, its principal producing property.

         Production taxes were $10,000 during the second quarter of 2000, a decrease of $14,000, as compared to $24,000 during the same period of 1999. During the second quarters of 2000 and 1999, production taxes averaged approximately 1.6% and 6.8% of oil revenues, respectively. During late 1999, the state of Montana substantially reduced the production tax rate for stripper wells, which in turn resulted in substantially lower production taxes for the second quarter of 2000, as compared to the same period of 1999.

         DD&A Expense - E&P. DD&A expense for producing properties was $18,000 for the second quarter of 2000, an increase of $4,000, as compared to $14,000 during the same period of 1999. The DD&A rate per barrel for the second quarter of 2000 was $0.73, an increase of $0.19, as compared to

$0.54 during the same period of 1999. The DD&A rate increase for the second quarter of 2000, as compared to the same period of 1999, was due principally to a 29% reduction in estimated proved reserves as of December 31, 1999, as compared to December 31, 1998.

         Exploration Costs. FX Energy's exploration costs consist of geological and geophysical costs ("G&G"), exploratory dry holes and nonproducing leasehold impairments. Exploration costs were $2,283,000 during the second quarter of 2000, an increase of $2,089,000, as compared to $194,000 during the same period of 1999. Exploration costs include $20,000 of G&G costs relating to gold exploration in Poland during the second quarter of 1999, which are excluded from the following discussion of each component of exploration costs.

         G&G costs were $680,000 during the second quarter of 2000, an increase of $539,000, as compared to $141,000 during the same period of 1999. During the second quarter of 2000, FX Energy incurred approximately $561,000 of 2-D seismic acquisition and other G&G related costs on its primary project areas in Poland. During the second quarter of 1999, FX Energy's G&G costs were primarily covered by Apache in accordance with the Apache Exploration Program terms. G&G costs will continue to fluctuate from period to period, based on FX Energy's level of exploratory activity in Poland and the respective cost participation percentage of FX Energy's industry partners.

         Exploratory dry hole costs were $929,000 during the second quarter of 2000, an increase of $896,000, as compared to $33,000 during the same period of 1999. During the second quarter of 2000, the Wilga 3 was determined to be an exploratory dry hole after it tested the perimeter of the northwest section of the Wilga field, an area where proved reserves were not assigned prior to drilling. In accordance with Generally Accepted Accounting Principles, or "GAAP," the Wilga 3 has been classified as an exploratory dry hole for accounting purposes, although in industry parlance FX Energy previously referred to the Wilga 3, the first well drilled near the Wilga 2 discovery well, as either an appraisal or a developmental well. Under the terms of a recent revision to the Apache Exploration Program, Apache covered one half of FX Energy's 45% share of costs to drill the Wilga 3. All of the exploratory dry hole costs incurred during the second quarter of 1999 were associated with the Gladysze 1A, an exploratory dry hole drilled during 1997.

         Nonproducing leasehold impairments were $674,000 during the second quarter of 2000, as compared to no nonproducing leasehold impairments during the second quarter of 1999. During the second quarter of 2000, FX Energy wrote off $674,000 of nonproducing leasehold costs relating to the Williston Basin in North Dakota, where it has no further exploration plans. Nonproducing leasehold impairments will continue to vary from period to period based on FX Energy's determination that capitalized costs of unproved properties, on a property by property basis, are considered not to be realizable.

         Contract Servicing

         Contract Servicing Revenues. Contract servicing revenues were $312,000 during the second quarter of 2000, an increase of $221,000, as compared to $91,000 for the same period of 1999. During the second quarter of 2000, FX Energy performed substantially more contract services, as compared to the same period of 1999. Contract servicing revenues will continue to fluctuate period to period based on market conditions, the degree of emphasis on utilizing equipment on Company owned properties and other factors.

         Contract Servicing Costs. Contract servicing costs were $259,000 during the second quarter of 2000, an increase of $178,000, as compared to $81,000 for the same period of 1999. During the second quarters of 2000 and 1999, contract servicing costs were 83% and 88%, respectively, of contract servicing revenues. Contract servicing costs will continue to fluctuate period to period based on the contract servicing revenues generated, degree of emphasis on utilizing equipment on Company owned properties and other factors.

         DD&A Expense - Contract Servicing. DD&A expense for contract servicing was $57,000 during the second quarter of 2000, a decrease of $24,000, as compared to $81,000 during the same period of 1999, primarily due to capital items being depreciated during the second quarter of 1999 subsequently becoming fully depreciated prior to or during the second quarter of 2000.

         Nonsegmented Information

         G&A Costs. G&A costs were $805,000 during the second quarter of 2000, an increase of $62,000, as compared to $743,000 for the same period of 1999. During the second quarter of 2000, FX Energy incurred substantially more legal, travel and other associated G&A costs as a result of its increased level of activities in Poland, as compared to the same period of 1999. Through June 30, 2000, Apache has covered all of FX Energy's pro rata share of Apache's G&A costs in Poland. Effective July 1, 2000, FX Energy will begin to pay approximately 32.5% of Apache's G&A costs in Poland, to be adjusted as each of Apache's remaining drilling requirements is completed, up to a maximum of 50%. We expect that our initial share of such costs will be approximately $600,000 per quarter.

         DD&A Expense - Corporate. DD&A expense for corporate activities was $19,000 during the second quarter of 2000, a decrease of $12,000, as compared to $31,000 during the same period of 1999, primarily due to capital items being depreciated during the first second quarter of 1999 subsequently becoming fully depreciated prior to or during the second quarter of 2000.

         Interest and Other Income. Interest and other income was $116,000 during the second quarter of 2000, an increase of $11,000, as compared to $105,000 during the same period of 1999. During the second quarter of 2000, FX Energy's cash and marketable debt securities average balances were relatively unchanged, as compared to the same period of 1999.

         Officer Loan Impairment. Officer loan impairment was $109,000 for the second quarter of 2000, as compared to no officer loan impairment for the same period of 1999. In accordance with SFAS 114, FX Energy recorded an officer loan impairment of $109,000 for the second quarter of 2000. The notes receivable from officers totaled $1,327,000 as of June 30, 2000, representing principal and interest of $2,107,000 reduced by a cumulative impairment allowance of $780,000. The notes receivable from officers are collateralized by 233,340 shares of FX Energy's common stock. The impairment allowance will continue to be adjusted quarterly based on the market value of the collateral shares.

         Comparison of the first six months of 2000 to the first six months of 1999

         Exploration and Production

         A summary of the percentage change in oil revenues, average oil price production volumes and lifting cost per barrel for the first six months of 2000 and 1999, as compared to their respective prior year's period, is set forth in the following table:

                                                                       Six months ended June 30,
                                                                  -------------------------------------
                                                                        2000                1999
                                                                  -----------------   -----------------
Oil revenues................................................      $   1,210,000       $      594,000
  Percent change versus prior year's quarter................              +103%                  -2%

Average oil price...........................................      $       24.90       $        11.44
  Percent change versus prior year's quarter................              +118%                  +8%

Production volumes (Bbls)...................................             48,592               51,895
  Percent change versus prior year's quarter................                -6%                  -9%

Lifting cost per barrel.....................................      $       11.05       $         7.99
  Percent change versus prior year's quarter................               +38%                  -9%

         Oil Revenues. Oil revenues were $1,210,000 during the first six months of 2000, an increase of $616,000 as compared to $594,000 during the same period of 1999. During the first six months of 2000, FX Energy's oil revenues were positively affected by increased oil prices, which were partially offset by lower production rates attributable to the natural production declines of FX Energy's producing properties. During the first six months of 1999, FX Energy's oil revenues were positively affected by higher oil prices and negatively affected by lower production rates attributable to the natural production declines of FX Energy's producing properties.

         Lease Operating Costs. Lease operating costs were $554,000 during the first six months of 2000, an increase of $100,000, as compared to $454,000 during the same period of 1999. A comparative discussion of each component of lease operating costs incurred during the first six months of 2000 and 1999 follows:

         LOE costs were $537,000 during the first six months of 2000, an increase of $122,000, as compared to $415,000 during the same period of 1999. During the first six months of 2000, FX Energy incurred substantially more workover, maintenance and repair costs as it completed work that had been postponed due to low oil prices during 1999. During the first six months of 1999, FX Energy deferred workovers and reduced its LOE costs by redesigning the pattern of injecting fluids into the Cut Bank Sand Unit, its principal producing property.

         Production taxes were $17,000 during the first six months of 2000, a decrease of $22,000, as compared to $39,000 during the same period of 1999. During the first six months of 2000 and 1999, production taxes averaged approximately 1.4% and 6.6% of oil revenues, respectively. During late 1999, the state of Montana substantially reduced the production tax rate for stripper wells, which in turn resulted in substantially lower production taxes for the first six months of 2000, as compared to the same period of 1999.

         DD&A Expense - E&P. DD&A expense for producing properties was $34,000 for the first six months of 2000, an increase of $6,000, as compared to $28,000 during the same period of 1999. The DD&A rate per barrel for the first six months of 2000 was $0.70, an increase of $0.16, as compared to $0.54 during the same period of 1999. The DD&A rate increase for the first six months of 2000, as compared to the same period of 1999, was due principally to a 29% reduction in estimated proved reserves as of December 31, 1999, as compared to December 31, 1998.

         Exploration Costs. Exploration costs were $2,768,000 during the first six months of 2000, an increase of $2,394,000, as compared to $374,000 during the same period of 1999. Exploration costs include $20,000 of G&G costs relating to gold exploration in Poland during the first six months of 1999, which are excluded from the following discussion of each component of exploration costs.

         G&G costs were $1,165,000 during the first six months of 2000, an increase of $844,000, as compared to $321,000 during the same period of 1999. During the first six months of 2000, FX Energy incurred approximately $958,000 of 2-D seismic acquisition and other G&G related costs on its primary project areas in Poland. During the first six months of 1999, FX Energy's G&G costs were primarily covered by Apache in accordance with the Apache Exploration Program terms. G&G costs will continue to fluctuate from period to period, based on FX Energy's level of exploratory activity in Poland and the respective cost participation percentage of FX Energy's industry partners.

         Exploratory dry hole costs were $929,000 during the first six months of 2000, an increase of $896,000, as compared to $33,000 during the same period of 1999. During the first six months of 2000, the Wilga 3 was determined to be an exploratory dry hole after it tested the perimeter of the northwest section of the Wilga field, an area where proved reserves were not assigned prior to drilling. In accordance with GAAP, the Wilga 3 has been classified as an exploratory dry hole for accounting purposes, although in industry parlance FX Energy previously referred to the Wilga 3, the first well drilled near the Wilga 2 discovery well, as either an appraisal or a developmental well. Under the terms of a recent revision to the Apache Exploration Program, Apache covered one half of FX Energy's 45% share of costs to drill the Wilga 3. All of the exploratory dry hole costs incurred during the first six months of 1999 were associated with the Gladysze 1A, an exploratory dry hole drilled during 1997.

         Nonproducing leasehold impairments were $674,000 during the first six months of 2000, as compared to no nonproducing leasehold impairments during the first six months of 1999. During the first six months of 2000, FX Energy wrote off $674,000 of nonproducing leasehold costs relating to the Williston Basin in North Dakota, where it has no further exploration plans. Nonproducing leasehold impairments will continue to vary from period to period based on FX Energy's determination that capitalized costs of unproved properties, on a property by property basis, are considered not to be realizable.

         Contract Servicing

         Contract Servicing Revenues. Contract servicing revenues were $386,000 during the first six months of 2000, an increase of $207,000, as compared to $179,000 during the first six months of 1999. During the first six months of 2000, FX Energy performed substantially more contract services, as compared to the same period of 1999. Contract servicing revenues will continue to fluctuate period to period based on market conditions, the degree of emphasis on utilizing equipment on Company owned properties and other factors.

         Contract Servicing Costs. Contract servicing costs were $334,000 during the first six months of 2000, an increase of $201,000, as compared to $133,000 for the same period of 1999. During the first six months of 2000 and 1999, contract servicing costs were 87% and 75%, respectively, of contract servicing revenues. Contract servicing costs will continue to fluctuate period to period based on the contract servicing revenues generated, degree of emphasis on utilizing equipment on Company owned properties and other factors.

         DD&A Expense - Contract Servicing. DD&A expense for contract servicing was $108,000 during the first six months of 2000, a decrease of $54,000, as compared to $162,000 during the same period of 1999, primarily due to capital items being depreciated during the first six months of 1999 subsequently becoming fully depreciated prior to or during the first six months of 2000.

         Nonsegmented Information

         G&A Costs. G&A costs were $1,401,000 during the first six months of 2000, an increase of $122,000, as compared to $1,279,000 for the same period of 1999. During the first six months of 2000, FX Energy incurred substantially more legal, travel and other associated G&A costs as a result of its increased level of activities in Poland, as compared to the same period of 1999. Through June 30, 2000, Apache has covered all of FX Energy's pro rata share of Apache's G&A costs in Poland. Effective July 1, 2000, FX Energy will begin to pay approximately 32.5% of Apache's G&A costs in Poland, to be adjusted as each of Apache's remaining drilling requirements is completed, up to a maximum of 50%. We expect that our initial share of such costs will be approximately $600,000 per quarter.

         DD&A Expense - Corporate. DD&A expense for corporate activities was $39,000 during the first six months of 2000, a decrease of $23,000, as compared to $62,000 during the same period of 1999, primarily due to capital items being depreciated during the first six months of 1999 subsequently becoming fully depreciated prior to or during the first six months of 2000.

         Interest and Other Income. Interest and other income was $250,000 during the first six months of 2000, an increase of $43,000, as compared to $207,000 during the same period of 1999. FX Energy's average cash and marketable debt securities balances were higher during the first six months of 2000, as compared to the same period of 1999. As a result, FX Energy earned $241,000 of interest income during the first six months of 2000, an increase of $35,000, as compared to $206,000 for the same period of 1999.

         Officer Loan Impairment. Officer loan impairment was $114,000 for the six months ended June 30, 2000, as compared to no officer loan impairment for the same period of 1999. In accordance with SFAS No. 114, FX Energy recorded an officer loan impairment of $114,000 for the first six months of 2000. The notes receivable from officers totaled $1,327,000 as of June 30, 2000, representing principal and interest of $2,107,000 reduced by a cumulative impairment allowance of $780,000. The notes receivable from officers are collateralized by 233,340 shares of FX Energy's common stock. The impairment allowance will continue to be adjusted quarterly based on the market value of the collateral shares.

Financial Condition

         Liquidity and Cash Flows

         Working Capital. FX Energy's working capital was $9,242,000 as of June 30, 2000, an increase of $3,783,000, as compared to $5,459,000 at December 31, 1999. The increase was principally due to net proceeds of $9,312,000 ($10,392,000 gross) from a private placement of 2,969,000 shares of FX Energy's common stock during the second quarter of 2000, which was partially offset by a net loss of $3,507,000 for the first six months of 2000 and approximately $2,547,000 of capitalized costs incurred in Poland during the first six months of 2000.

         Cash Flows from Operating Activities. Net cash used in operating activities was $2,362,000 during the first six months of 2000, an increase of $58,000, as compared to $2,304,000 for the same period of 1999. During the first six months of 2000 and 1999, FX Energy had net losses of $2,608,000 and $1,322,000, respectively, before DD&A, impairments and interest income on officer loans. Also, during the first six months of 2000 and 1999, FX Energy's working capital items changed by an increase of $246,000 and a decrease of $982,000, respectively.

         Cash Flows from Investing Activities. Net cash provided by investing activities was $1,371,000 during the first six months of 2000, as compared to $3,773,000 used in investing activities for the same period of 1999. During the first six months of 2000, FX Energy spent $119,000 to upgrade its domestic producing properties, $247,000 on its Polish properties, $274,000 on upgrading its contract servicing equipment, $16,000 on office equipment, and realized a net amount $2,027,000 from maturing marketable debt securities. During the first six months of 1999, FX Energy spent $73,000 on upgrading its producing properties, a net amount of $131,000 on unproved properties, $56,000 on upgrading its contract servicing equipment, $10,000 on other assets and a net amount of $3,503,000 on purchasing marketable debt securities.

         Cash Flows from Financing Activities. Net cash provided by financing activities was $9,346,000 during the first six months of 2000, an increase of $2,886,000, as compared to $6,460,000 during the same period of 1999. During the first six months of 2000, FX Energy realized net proceeds after offering costs of $9,312,000 from the private placement of 2,969,000 shares of FX Energy's common stock and $34,000 from the exercise of warrants to purchase 20,572 shares of FX Energy's common stock. During the first six months of 1999, FX Energy advanced two of its officers a total of $597,000 and realized net proceeds after offering costs of $7,057,000 from the sale of 1,792,500 shares of FX Energy's common stock.

         Capital Requirements

         As of June 30, 2000, FX Energy had $13.2 million of cash, cash equivalents and marketable debt securities with no long-term debt. In order to fully fund its current planned exploration and development activities, FX Energy will need additional debt or equity capital during late 2000 or early 2001.

         Fences Project Area. On April 11, 2000, FX Energy agreed to spend the first $16.0 million of exploration and development costs on the Fences project area to earn a 49% interest. FX Energy expects the $16.0 million will cover the costs to drill five wells (approximately $2.5 million per well) and the acquisition of approximately 200 square kilometers of 3-D seismic data (approximately $3.5 million). After the first $16.0 million is spent, all costs and net revenues will be shared 49% by FX Energy and 51% by POGC.

         On June 28, 2000, FX Energy announced that the Kleka 11, the first exploratory well drilled in the Fences project area, was an exploratory success after the well tested a calculated open flow rate of 34.3 MMcf of gas per day from a Rotliegendes sandstone reservoir. The Kleka 11 is located approximately one kilometer from a pipeline. FX Energy expects to commence production from the Kleka 11 by the end of 2000 or early 2001. The next well, the Mieszkow 1, is expected to commence drilling during the third quarter of 2000. FX Energy expects to utilize any net revenue it receives in the future from the Fences project area to supplement its capital from other sources to further explore and develop the Fences project area.

         Wilga  Project  Area.   During  January  2000,   Apache  completed  its
commitment to pay FX Energy's 45% share of costs to drill the Wilga 2, a successful exploratory well which tested at an initial flow rate of 16.9 MMcf of gas and 570 Bbls of condensate per day. On June 22, 2000, Apache agreed to cover one half of FX Energy's share of costs to drill the Wilga 3 and Wilga 4 wells in exchange for a release of Apache's commitment to cover FX Energy's share of costs for one exploratory well in Poland. FX Energy will pay its 45% share of costs for all further costs in the Wilga project area, including drilling additional wells as warranted, which are expected to cost an average of approximately $3.0 million gross per well ($1.4 million net per well) and the construction of production facilities and pipelines during 2001 at a cost of approximately $11.0 million gross ($5.0 million net).

         On June 5, 2000, the Wilga 3 was determined to be an exploratory dry hole, with an estimated net cost of $0.9 million, after the well encountered Carboniferous sands and a Lower Devonian sand package that tested noncommercial in a separate fault block from the Wilga 2 discovery well. The next well, the Wilga 4, commenced drilling on June 17, 2000, on the opposite side of the Wilga 2 discovery well.

         Subject to further success in the Wilga project area and completion of a pipeline and production facilities, FX Energy anticipates receiving production revenue from the Wilga field during 2001. FX Energy expects to utilize any net revenue it receives in the future from the Wilga project area to supplement its capital from other sources to further explore and develop the Wilga project area.

         Apache Exploration Program. During the remainder of 2000, FX Energy expects to have substantially all of its share of exploration activities relating to the Apache Exploration Program paid for by Apache. Apache is required to cover FX Energy's share of costs to drill three exploratory wells and the cost to shoot 350 kilometers of 2-D seismic data. During the second half of 2000, FX Energy and Apache have scheduled to commence drilling one exploratory well in each of the Warsaw West and Pomeranian project areas.

         POGC Property Acquisition. FX Energy will need additional capital if it is able to reach an agreement with POGC to purchase an interest in any of POGC's exploration, appraisal, development or producing projects in Poland. FX Energy may undertake such projects alone or in partnership with Apache or other industry partners. FX Energy intends to seek additional capital that may be required for such purposes through a variety of means, including the issuance of debt and equity securities, project financing, bank financing or other financing alternatives. FX Energy cannot assure that it will be able to obtain funds that will enable it to participate in any such further acquisitions or joint activities.

         Other. FX Energy expects to incur minimal exploration expenditures on its Baltic project area in Poland during the remainder of 2000 and 2001. Similarly, FX Energy expects to incur minimal exploration, appraisal and development expenditures on its domestic operations during the remainder of 2000 and 2001.

         FX Energy may change the allocation of capital among the categories of anticipated expenditures depending upon future events that it cannot predict. For example, FX Energy may change the allocation of its expenditures based on the actual results and costs of future exploration, appraisal, development, production, property acquisition and other activities. In addition, FX Energy may have to change its anticipated expenditures if costs of placing any particular discovery into production are higher, if the field is smaller or if the commencement of production takes longer than expected.

         FX Energy may obtain funds for future capital investments from the sale of additional securities, project financing, sale of partial property interests, strategic alliances with other energy or financial partners or other arrangements, all of which may dilute the interest of its existing stockholders or its interest in the specific project financed.

         FX Energy previously initiated discussions with a commercial lender for a possible project loan secured by proved reserves that may be developed as a result of its Wilga discovery. FX Energy now intends to expand those discussions to include possible project loan financing for the Kleka discovery as well as other possible discoveries. FX Energy cannot assure it can establish such a credit facility. In any event, borrowed funds are not likely to be available until significant reserves are established through additional drilling. If FX Energy is able to obtain such a loan, amounts initially allocated to develop those discoveries may be allocated to other operations in Poland.

                          ACTION AT STOCKHOLDER MEETING

         On June 28, 2000, at the annual meeting of stockholders, the stockholders re-elected Andrew W. Pierce, Jay W. Decker, and Jerzy B. Maciolek as directors, each to serve a term of three years; approved the FX Energy, Inc. 1999 Stock Option and Award Plan; and approved the amendment to the FX Energy, Inc. Articles of Incorporation increasing the capitalization to 100,000,000 shares of common stock.

                                 [COMPANY LOGO]

                   Resale of 2,969,000 shares of common stock

--------------------------------------------------------------------------------

This prospectus relates to the resale of our shares of common stock by the stockholders named under the caption "Selling Stockholders" on page 60. The selling stockholders may offer and sell from time to time common stock using this prospectus in transactions:

o        on the Nasdaq National Market or otherwise;

o at market prices, which may vary during the offering period, or at negotiated prices; and

o in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, or otherwise.

The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions relating to the sale of the shares. FX Energy has agreed to pay the legal, accounting, printing and other expenses related to the registration of the sale of the shares.

Our common stock is listed on the Nasdaq National Market under the symbol "FXEN." On July 10, 2000, the last reported sale price of our common stock was $5.06.

An investment in our shares involves certain risks. We urge you to read the "Risk Factors" section beginning on page 6 and the rest of this prospectus before making an investment decision.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is July 10, 2000.

                                Table of Contents

                                                                            Page

About This Prospectus..........................................................i
Prospectus Summary.............................................................1
Risk Factors...................................................................6
Forward-Looking Statements....................................................12
Price Range of Common Stock and Dividend Policy...............................13
No Net Proceeds to Us.........................................................13
Capitalization................................................................14
Dilution......................................................................15
Selected Consolidated Financial Data..........................................16
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.........................................18
Business......................................................................29
The Republic of Poland........................................................45
Management ...................................................................47
Principal Stockholders........................................................55
Description of Capital Stock..................................................57
Selling Stockholders..........................................................60
Plan of Distribution..........................................................61
Where You Can Find Additional Information.....................................63
Legal Matters.................................................................63
Experts.......................................................................63
Glossary of Oil and Gas Terms.................................................64
Index to Financial Statements................................................F-1

                              About This Prospectus

As used in this prospectus, the terms "we," "us" and "our" refer to FX Energy, Inc., a corporation organized under the laws of the state of Nevada, our subsidiaries and the entities or enterprises organized under Polish law in which we have an interest and through which we conduct our activities in that country, unless the context indicates a different meaning.

As used in this prospectus, "Bcf" means 1,000,000,000 cubic feet of natural gas, "Bcfe" means 1,000,000,000 cubic feet of natural gas equivalent, "MBbls" means 1,000 barrels of crude oil, including condensate or natural gas liquids, "Mcf" means 1,000 cubic feet of natural gas, "Mcfe" means 1,000 cubic feet of natural gas equivalent using a ratio of 1 barrel of oil equals 6,000 cubic feet of natural gas, "MMcf" means 1,000,000 cubic feet and "MMcfe" means 1,000,000 cubic feet of natural gas equivalent. "Gross" acres and "gross" wells mean the total number of acres or wells, as the case may be, in which an interest is owned, either directly or through a subsidiary or other Polish enterprise in which we have an interest. "Net" means, when referring to wells or acres, the fractional ownership working interests we hold, either directly or through a subsidiary or other Polish enterprise in which we have an interest, multiplied by the gross wells or gross acres.

All historical production and test data about Poland, excluding wells in which we have participated, have been derived from information furnished by either the Polish Oil and Gas Company or the Polish Ministry of Environmental Protection, Natural Resources and Forestry.

All production numbers set forth in this prospectus, whether amounts, costs, revenues or otherwise, are reported net of royalties, unless otherwise indicated.

--------------------------------------------------------------------------------

                               Prospectus Summary

This prospectus summary contains an overview of the information from this prospectus, but may not contain all of the information that is important to you. This prospectus includes specific terms of the offering of our common stock, information about our business and financial data. We encourage you to read this prospectus, including the "Risk Factors" section beginning on page 6, in its entirety before making an investing decision. We have provided definitions for some of the oil and gas industry terms used in this prospectus in the "Glossary of Oil and Gas Terms" on page 64 of this prospectus.

                                    FX Energy

We are an independent oil and gas company focused on exploration, development and production opportunities in the Republic of Poland. We are the largest foreign oil and gas exploration acreage holder in Poland with exploration rights covering approximately 16.1 million gross acres. Our activities are conducted under strategic alliances with Apache Corporation and the Polish Oil and Gas Company, or POGC, which allow us to utilize the operating and technical personnel of those companies, gain access to geological and geophysical data and obtain other necessary support activities in Poland.

We are currently conducting oil and gas exploration activities with Apache in Poland in areas where we and Apache jointly hold exploration rights, a program to which we refer as the Apache Exploration Program. One of the wells drilled under the Apache Exploration Program resulted in our first exploration success in the Wilga project, which is located in the northwest portion of the Lublin Basin project area. The Wilga 2 well tested at an initial flow rate of 16.9 MMcf of gas per day and 570 Bbls of condensate from the Carboniferous at a depth of approximately 2,800 meters. The Wilga 2 well was the first successful exploration well drilled by a foreign operator in Poland. We own a 45% interest in the 250,000 acre block in which the Wilga project is located, POGC owns 10% and Apache owns 45% and is the operator.

The Wilga 2 was followed by the Wilga 3 well, which encountered good reservoir rock in Carboniferous sands and a Lower Devonian sand package in a separate fault block, but was determined to be a dry hole after test results did not yield commercial quantities of oil or gas. We believe the absence of oil and gas in the Wilga 3 is related to faulting and therefore does not alter the expectation that the Wilga 2 discovery is indicative of a larger oil and gas accumulation. The next well, the Wilga 4, commenced drilling on June 17, 2000, at a location east of the Wilga 2 discovery, on the opposite side of the fault from the Wilga 3. Subject to satisfactory results from the Wilga 4 and the 2-D seismic data currently being shot, we intend to drill three additional wells through early 2001 to begin to determine the extent of the Wilga accumulation or the existence of other accumulations in the Wilga area. In anticipation of further development in the Wilga project, we expect to begin design and installation of production facilities and construction of an approximately 18 kilometer pipeline that will be designed with the capacity to support several additional productive wells.

On April 11, 2000, we signed an agreement with POGC under which we will earn a 49% working interest in approximately 300,000 gross acres in the Fences project area by spending $16.0 million on exploration and development activities. We have identified several separate exploration prospects in the Fences project area based on POGC's existing seismic data and adjacent productive areas. Our first well in this project area, the Kleka 11, was announced as an exploratory success on June 28, 2000, after the well tested a calculated open flow rate of
34.3 MMcf of gas per day from the Rotliegendes at a depth of approximately 3,000 meters. As part of our commitment, we plan to shoot 200 or more kilometers of 3-D seismic data and drill approximately four additional wells. After we complete our work commitment, POGC will begin bearing its 51% of further costs. POGC is the operator of the Fences project area, which we have referred to previously as the Radlin project area.

                             Strategic Relationships

Apache. Apache Corporation is a leading independent exploration and production company based in the U.S. with an equity market capitalization of over $5.5 billion as of June 2000. Apache has successful exploration programs in the United States, Canada, Australia, Egypt, Poland and China. We and Apache have established an area of mutual interest for oil and gas exploration and development covering current and future holdings in most of Poland. Apache
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
does not participate in our new 300,000 gross acre Fences project area or our 900,000 gross acre Baltic project area. In addition to our share of the costs in the five exploratory wells and over 2,000 kilometers of seismic data gathered to date in the Apache Exploration Program, Apache will cover our share of costs to drill an equivalent of four additional exploratory wells, shoot and analyze approximately 350 kilometers of 2-D seismic data and cover all general and administrative costs under the Apache Exploration Program through June 30, 2000. In addition, we and Apache may seek to acquire from POGC appraisal, development or exploration projects on existing POGC discoveries, shut-in fields and underdeveloped properties in Poland.

POGC. The Polish Oil and Gas Company, or POGC, is the largest holder of oil and gas rights in Poland. POGC is a state-owned, integrated oil and gas company with approximately 30,000 employees and over 6.0 Tcfe of reserves, according to industry sources. Our strategic alliance with POGC provides us with access to important exploration data as well as technical and operational support. We and Apache have granted POGC an option to earn up to a one-third interest in our Lublin, Pomeranian and Carpathian project areas, which cover approximately 8.6 million gross acres. In turn, POGC has granted us and Apache each the right to earn up to a one-third interest in approximately 3.4 million POGC controlled gross acres. As indicated above, we signed an agreement in April 2000 to participate with POGC in the Fences project area. In addition, we are currently pursuing proposals to acquire additional appraisal, development or exploration projects on existing POGC discoveries. We believe that our relationship with POGC may provide additional opportunities in Poland.

                                Business Strategy

Our strategy is to increase our reserves, production and cash flow through exploration and development drilling. The principal components of our business strategy are:

  o Focus on Poland. We believe Poland is an attractive area in which to conduct exploration activities because of its known productive basins, limited oil and gas exploration and development in those basins and heavy dependence on oil and gas imports. In addition, Poland's industrial infrastructure combined with its fiscal regime favorable to foreign investment reinforce the attractiveness of Poland.

  o Leverage Our Exploration Success. Although we currently have no debt, when we convert an exploration prospect into a development project, we intend to fund the majority of exploitation costs with debt financing, if available.

  o Balance Our Growth Profile. We intend to diversify our portfolio of properties and our risk profile by adding additional development opportunities to our inventory of high potential exploration projects. We intend to seek the acquisition of proved reserves with additional exploitation potential or proved reserves with infrastructure constraints. We believe that our relationship with POGC may provide us access to such opportunities in Poland.

  o Expand Existing and Develop New Strategic Relationships. We intend to expand our strategic relationships with Apache and POGC to obtain operational assistance and to enhance our ability to pursue additional opportunities in Poland. We may seek new strategic alliances with other operating or financial partners to exploit fully our recent exploratory success as well as any possible new ventures in Poland.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        Exploration and Development Plan

Our current exploration and development plan consists of three primary components:

  o drilling and, if warranted, completing appraisal and development wells, constructing production facilities and further exploring our Wilga project area with Apache and POGC;

  o fulfilling our $16.0 million commitment to earn our interest in the Fences project area with POGC; and

  o drilling (excluding completion costs, if any) the remaining exploration wells to be funded by Apache under the Apache Exploration Program.

The following table sets forth our current exploration and development plan. The capital expenditures included within the table are estimates based on information currently available to us and are subject to being revised as warranted. Actual capital expenditures may vary significantly from the estimated amounts.

                                                        Interest
                                                 --------------------                   Capital Expenditures
                                                              Net     Estimated  ------------------------------
                                                  Working  Revenue(1)   Date         Total         FX Share
                                                 -------------------- ---------- -------------- ---------------
                                                                                         (In millions)
    Wilga Project(2)..........................      45%       42%
       Wilga 3 well (drilled)(3)..............                          1H 2000    $  4.00          $  0.90
       Wilga 4 well (commenced)(3)............                          2H 2000       3.00             0.68
       Seismic data...........................                          2H 2000       0.53             0.24
       Wilga 5 well...........................                          2H 2000       3.00             1.35
       Wilga 6 well...........................                             2001       3.00             1.35
       Wilga 7 well...........................                             2001       3.00             1.35
       Facilities/pipeline....................                             2001      11.11             5.00
                                                                                 -------------- ---------------
                                                                                    $27.64          $ 10.87
                                                                                 -------------- ---------------

    Fences Project Area(2)....................      49%       46%
       Kleka 11 well (drilled)................                          1H 2000    $  2.50          $  2.50
       Mieszkow well..........................                          2H 2000       2.50             2.50
       Boguszyn well..........................                          2H 2000       2.50             2.50
       Donatowo well..........................                             2001       2.50             2.50
       Zaniemysl well.........................                             2001       2.50             2.50
       Lugi well..............................                             2001       2.50             1.23
       Seismic data...........................                          Various       3.50             3.50
                                                                                 -------------- ---------------
                                                                                    $18.50           $17.23
                                                                                 -------------- ---------------

    Apache Exploration Program(2).............      50%       47%
       Pomeranian well(4).....................                          2H 2000    $  3.50         $  --
       Warsaw West well.......................                          2H 2000       3.50            --
       Carpathian well(4).....................                             2001       3.80            --
       Seismic data...........................                          Various       6.30             0.15
                                                                                 -------------- ---------------
                                                                                    $17.10          $  0.15
                                                                                 -------------- ---------------

         Total................................                                      $63.24           $28.25
                                                                                 ============== ===============

(1)  Assuming the current base rate royalty of 6%.

(2) Capital expenditures in the Wilga project area include completion costs, which are included within facilities/pipeline costs. Capital expenditures in the Fences project area and the Apache Exploration Program do not include completion costs.

(3) Effective June 22, 2000, Apache agreed to cover one-half of our share of costs to drill the Wilga 3 and Wilga 4 wells in exchange for a release of Apache's commitment to cover our share of costs for one exploratory well in Poland.

(4) Our interests could be reduced to as low as a 331/3% working interest and a 311/3% net revenue interest if POGC exercises its option to participate in these exploratory wells.

                                   Our Address

Our principal executive offices are located at 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106, and our telephone number is (801) 486-5555.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  The Offering

Common stock outstanding .....................................17,818,003 shares

Common stock to be offered by selling stockholders............2,969,000 shares

Nasdaq National Market symbol.................................FXEN

The number of outstanding shares shown above excludes an aggregate of 4,146,167 shares that may be issued on the exercise of options and warrants outstanding as of July 10, 2000.









--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                       Summary Consolidated Financial Data

The summary historical consolidated financial data for each of the three fiscal years in the period ended December 31, 1999 are derived from our audited consolidated financial statements, which are included in this prospectus. The historical financial information for the three months ended March 31, 2000 and 1999 and as of March 31, 2000 was derived from our unaudited consolidated financial statements, which also are included in this prospectus. The unaudited adjusted balance sheet data have been adjusted only to reflect our sale in June 2000, of 2,969,000 shares of common stock to the selling stockholders at a price of $3.50 per share from which we received net proceeds of $9.3 million ($10.4 million gross), but does not reflect any other changes to our financial condition subsequent to March 31, 2000. All amounts are in thousands, except per share amounts.

                                                     Three Months Ended
                                                         March 31,                Years Ended December 31,
                                                  ------------------------- -------------------------------------
                                                     2000         1999         1999         1998         1997
                                                  ------------ ------------ ------------ ------------ -----------
Statement of Operations Data
Revenues:
  Oil sales.......................................   $  597      $  234        $1,554     $  1,124       $2,040
  Drilling revenue................................       73          88           865          323          496
  Gain on sale of property interests..............       --          --            --          467          272
                                                  ------------ ------------ ------------ ------------ -----------
    Total revenues................................      670         322         2,419        1,914        2,808
                                                  ------------ ------------ ------------ ------------ -----------
Operating Costs and Expenses:
  Lease operating costs (1).......................      292         252           962        1,046        1,239
  Exploration costs (2)...........................      484         180         3,053        2,127        5,314
  Producing property impairment...................       --          --            --        5,885           --
  Drilling costs..................................       75          53           642          240          329
  Depreciation, depletion and amortization........       87         126           494          672          635
  General and administrative......................      597         536         2,962        2,572        2,566
                                                  ------------ ------------ ------------ ------------ -----------
    Total operating costs and expenses............    1,535       1,147         8,113       12,542       10,083
                                                  ------------ ------------ ------------ ------------ -----------

Operating loss....................................     (865)       (825)       (5,694)     (10,628)      (7,275)
                                                  ------------ ------------ ------------ ------------ -----------

Other income (expense):
  Interest and other income.......................      134         102           511          506          662
  Interest expense................................       --          --            (7)          --          (83)
  Impairment of notes receivable from officers....       (5)         --          (666)          --           --
                                                  ------------ ------------ ------------ ------------ -----------
    Total other income (expense)..................      129         102          (162)         506          579
                                                  ------------ ------------ ------------ ------------ -----------
Net loss before extraordinary gain................     (736)       (723)       (5,856)     (10,122)      (6,696)
  Extraordinary gain..............................       --          --            --           --        3,076
                                                  ------------ ------------ ------------ ------------ -----------
Net loss..........................................   $ (736)     $ (723)      $(5,856)    $(10,122)     $(3,620)
                                                  ============ ============ ============ ============ ===========

Basic and diluted net loss per share:
  Net loss before extraordinary gain..............    $(0.05)     $(0.06)     $  (0.41)  $    (0.78)    $ (0.53)
  Extraordinary gain..............................       --          --            --           --         0.24
                                                  ------------ ------------ ------------ ------------ -----------
    Net loss......................................    $(0.05)     $(0.06)     $  (0.41)  $    (0.78)    $ (0.29)
                                                  ============ ============ ============ ============ ===========
Basic and diluted weighted average shares
   outstanding....................................    14,849      13,055        14,199       12,979       12,597
                                                  ============ ============ ============ ============ ===========
                                                                                             March 31, 2000
                                                                                         -----------------------
                                                                                           Actual    As Adjusted
                                                                                         ----------- -----------
Balance Sheet Data:
  Working capital......................................................................    $4,092     $13,392
  Total assets.........................................................................     9,433      18,733
  Long-term debt.......................................................................        --          --
  Stockholders' equity.................................................................    $7,601     $16,901

(1)  Includes lease operating expenses and production taxes.

(2) Includes geophysical and geological costs, exploratory dry hole costs and nonproducing leasehold impairments.
--------------------------------------------------------------------------------

                                  Risk Factors

An investment in our common stock involves significant risks. You should carefully consider the following risk factors before you decide to buy our common stock. You should also carefully read and consider all the information we have included in this prospectus before you decide to buy our common stock.

Risks Relating to our Business

     Our success depends on our discovery of economic quantities of oil or gas in Poland.

We do not currently have any oil or gas production in Poland and do not generate sufficient revenues to cover our costs of operation. Our exploration program is based on interpretations of geological and geophysical data. The factors listed below, most of which are outside our control, may prevent us from establishing commercial production or substantial reserves as a result of our exploration, appraisal and development activities in Poland:

o    we cannot assure that any well will encounter oil or gas;

o there is no way to know in advance of drilling and testing whether any prospect encountering oil or gas will yield oil or gas in sufficient quantities to cover drilling or completion costs or to be economically viable;

o one or more appraisal wells are typically required to confirm the commercial potential of any oil or gas discovery;

o we may continue to incur exploration costs in specific areas even if initial appraisal wells are plugged and abandoned or, if completed for production, do not result in production of commercial quantities; and

o drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including operating problems encountered during drilling, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment or availability of services.

We have committed to spend $16.0 million to earn an interest in the Fences project area, which may require us to fulfill our commitment although initial exploration may indicate that further exploration is not warranted.

     We have limited control over our exploration and development activities in Poland.

We rely to a significant extent on the expertise and financial capabilities of our strategic partners, Apache and POGC. The failure of Apache or POGC to perform its obligations under contracts with us would most likely have a material adverse effect on us. In particular, we have prepared our exploration budget through 2000 and into 2001, based on the funding to be provided by Apache and, to a limited extent, POGC. In the future, we may become even more reliant upon the expertise and financial capabilities of our strategic partners. Apache has worldwide oil and gas interests outside of Poland in which we do not participate. If Apache's separately-held interests should become more promising to Apache than interests held with us in Poland, Apache may focus its efforts, funds, expertise and other resources elsewhere. In addition, should our relationship with Apache deteriorate or terminate, our oil and gas exploratory programs in Poland may be delayed significantly. Although we have rights to participate in exploration and development activities on some POGC controlled acreage, we have no right to initiate such activities. Further, we have no interest in the underlying agreements, licenses and grants from the Polish agencies governing the exploration, exploitation, development or production of acreage controlled by POGC. Thus, our program in Poland involving POGC controlled acreage would be adversely affected if POGC should elect not to pursue activities on such acreage, if the relationship between us, Apache or POGC should deteriorate or terminate or if POGC or the government agencies should fail to fulfill the requirements of or elect to terminate such agreements, licenses or grants.

     We may not achieve the results anticipated in placing our current or future discoveries into production.

We may encounter delays in placing the Wilga project into production due to the requirements to obtain rights-of-way for an approximately 18 kilometer pipeline to connect to the POGC pipeline system, permits for construction of surface facilities, equipment, installation and construction services and materials and related infrastructure components. We may also encounter similar delays regarding our Kleka discovery in the Fences project area, which is approximately one kilometer from a pipeline. In addition, our efforts to complete a gas purchase contract with the transportation and storage division of POGC may also be delayed. Such delays would correspondingly delay the commencement of cash flow from sales of gas and may require us to obtain additional short-term financing pending commencement of production. Further, we have designed the proposed surface facilities and pipeline based on possible estimated results of additional drilling. We cannot assure that additional drilling will establish additional reserves or production that will provide an economic return for currently planned expenditures for facilities. We may have to change our anticipated expenditures if costs of placing a particular discovery into production are higher, if the project is smaller or if the commencement of production takes longer than expected.

     We cannot assure the exploration models we have developed in Poland will improve our chances of finding oil or gas in Poland.

We cannot assure the exploration models we, Apache and POGC have developed will provide a useful or effective guide for selecting exploration prospects and drilling targets. We will have to revise or replace these exploration models as a guide to further exploration if ongoing drilling results do not confirm their validity. These exploration models may be based on incomplete or unconfirmed data and theories that have not been fully tested. The seismic data, other technologies and the study of producing fields in the area do not enable us to know conclusively prior to drilling that oil or gas will be present in commercial quantities. We cannot assure that the analogies that we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects.

     We cannot accurately predict the size of exploration targets or foresee all related risks.

Notwithstanding the accumulation and study of 2-D and 3-D seismic data, drilling logs, production information from established fields and other data, we cannot predict accurately the oil or gas potential of individual prospects and drilling targets or the related risks. Our predictions are only rough, preliminary geological estimates of the forecasted volume and characteristics of possible reservoirs and are not an estimate of reserves. In some cases, our estimates may be based on a review of data from other exploration or producing fields in the area that may not be similar to our exploration prospects. The oil or gas potential of individual prospects can only be determined by several test wells and long-term analysis of test data and history of any production.

     We have had limited exploratory success in Poland.

We have participated in drilling eleven exploratory wells in Poland, including the Wilga 4, which is currently underway. To date, we have had two exploratory successes; the Wilga 2 and the Kleka 11. We have completed drilling six exploratory wells with Apache and POGC as partners under terms of the Apache Exploration Program, five of which were exploratory dry holes and one of which, the Wilga 2, was an exploratory success. We have drilled one exploratory well with POGC as our partner in the Fences project area, the Kleka 11, which was an exploratory success. We have also drilled two exploratory dry holes on the Baltic project area and participated in an exploratory dry hole in the Carpathian project area. In addition, we participated in testing and appraising two shut-in gas wells in the Lachowice area in Poland that did not result in commercial production.

     Privatization of POGC could affect our relationship and future opportunities in Poland.

Our activities in Poland have benefited from our relationship with POGC, which has provided us with exploration acreage and data under our agreements. We and Apache continue to seek new exploration, exploitation and acquisition opportunities with POGC. The Polish government has commenced the privatization of POGC by selling POGC's refining and storage assets and has stated its intent to privatize POGC's exploration and production operations. Such privatization may result in new policies, strategies or ownership that could adversely affect our existing relationship and agreements as well as any availability of opportunities with POGC in the future.

     Before we can commence production, we must construct infrastructure and enter into marketing arrangements.

We and our partners will need to complete production and transportation facilities as well as marketing arrangements relating to oil or gas that may be produced from our acreage in Poland. We currently do not have any agreements to transport or market our production in Poland. Therefore, our wells may be shut-in until we are able to complete production facilities and marketing arrangements.

     We have a history of operating losses and may require additional capital in the future to fund our operations.

From our inception in January 1989 through March 31, 2000, we have incurred cumulative net losses of $29.5 million. We expect that our exploration activities will continue to result in losses and that our accumulated deficit will increase. We anticipate that we will incur losses through 2000 and possibly beyond, depending on whether our exploration, appraisal, development and property acquisition activities in Poland result in sufficient production to cover related operating expenses.

Until sufficient cash flow from operations can be obtained, we expect we will need additional capital to fully fund our ongoing planned exploration, appraisal, development and property acquisition programs in Poland. We have no current arrangement for any such additional financing, but may seek required funds from the issuance of debt and equity securities, project financing, strategic alliances or other arrangements. Obtaining additional financing may dilute the interest of our existing stockholders or our interest in the specific project being financed. We cannot assure that additional funds could be obtained or, if obtained, would be on terms favorable to us. In addition to planned activities in Poland, we may require funds for general corporate purposes after the end of 2000 if we do not have positive cash flow from operations.

     The loss of key personnel could have an adverse impact on our operations.

We rely on our officers and key employees and their expertise, particularly David N. Pierce, President and Chief Executive Officer, Andrew W. Pierce, Vice-President and Chief Operating Officer, and Jerzy B. Maciolek, Vice-President of International Exploration, a Polish national who is instrumental in assisting us in our operations in Poland. The loss of the services of any of these individuals may materially and adversely affect us. We have entered into employment agreements with Mr. David Pierce, Mr. Andrew Pierce, Mr. Maciolek and other key executives. We do not maintain key man insurance on any of our employees.

     Oil and gas price decreases and volatility could adversely affect our operations and our ability to obtain financing.

Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to the following factors:

   o changes in the supply of and demand for oil and gas;

   o market uncertainty;

   o political conditions in international oil and gas producing regions;

   o the extent of production and importation of oil and gas into existing or potential markets;

   o the level of consumer demand;

   o weather conditions affecting production, transportation and consumption;

   o the competitive position of oil or gas as a source of energy, as compared with coal, nuclear energy, hydroelectric power and other energy sources;

   o the availability, proximity and capacity of gathering systems, pipelines and processing facilities;

   o the refining capacity of prospective oil purchasers;

   o the effect of government regulation on the production, transportation and sale of oil and gas; and

   o other factors beyond our control.

We have not entered into any agreements to protect us from price fluctuations and may not do so in the future.

     Our industry is subject to numerous operating risks. Insurance may not be adequate to protect us against all these risks.

Our oil and gas drilling and production operations are subject to hazards incidental to the industry. These hazards include blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, releases of toxic gas and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. To lessen the effects of these hazards, we maintain insurance of various types to cover our domestic operations. We cannot assure that the general liability insurance of $9.0 million carried by us or the $25.0 million carried by Apache, as the operator of the Apache Exploration Program, can continue to be obtained on reasonable terms. POGC, as operator of the Fences project area, is self-insured. The current level of insurance does not cover all of the risks involved in oil and gas exploration, drilling and production. Where additional insurance coverage does exist, the amount of coverage may not be sufficient to pay the full amount of such liabilities. We may not be insured against all losses or liabilities that may arise from all hazards because such insurance is unavailable at economic rates, because of limitations on existing insurance coverage or other factors. For example, we do not maintain insurance against risks related to violations of environmental laws. We would be adversely affected by a significant adverse event that is not fully covered by insurance. Further, we cannot assure that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

Risks Relating to Conducting Business in Poland

     Polish laws, regulations and policies may be changed in ways that could adversely impact our business.

Our oil and gas exploration, development and production activities in Poland are and will be subject to ongoing uncertainties and risks, including:

   o possible changes in government personnel, the development of new administrative policies and practices and political conditions in Poland that may affect the administration of agreements with governmental agencies or enterprises;

   o possible changes to the laws, regulations and policies applicable to us and our partners or the oil and gas industry in Poland in general;

   o uncertainties as to whether the laws and regulations will be applicable in any particular circumstance;

  o uncertainties as to whether we will be able to enforce our rights in Poland;

  o uncertainty as to whether we will be able to demonstrate, to the satisfaction of the Polish authorities, our, Apache's and POGC's compliance with governmental requirements respecting exploration expenditures, results of exploration, environmental protection matters and other factors;

  o the inability to recover previous payments to the Polish government made under the exploration rights or any other costs incurred respecting those rights if we were to lose or cancel our exploration and exploitation rights at any time;

  o  political instability and possible changes in government;

  o  export and transportation tariffs;

  o  local and national tax requirements; and

  o expropriation or nationalization of private enterprises and other risks arising out of foreign government sovereignty over our acreage in Poland.

Poland has a developing regulatory regime governing exploration and development, production, marketing, transportation and storage of oil and gas. These provisions were recently promulgated and are relatively untested. Therefore, there is little or no administrative or enforcement history or established practice that can aid us in evaluating how the regulatory regime will affect our operations. It is possible that such governmental policies will change or that new laws and regulations, administrative practices or policies or interpretations of existing laws and regulations will materially and adversely affect our activities in Poland. For example, Poland's laws, policies and procedures may be changed to conform to the minimum requirements that must be met before Poland is admitted as a full member of the European Union.

     Our oil and gas operations are subject to rapidly changing environmental laws and regulations that could negatively impact our operations.

Operations on our project areas are subject to environmental laws and regulations in Poland that provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas exploration and development. Additionally, if significant quantities of gas are produced with oil, regulations prohibiting the flaring of gas may inhibit oil production. In such circumstances, the absence of a gas gathering and delivering system may restrict production or may require significant expenditures to develop such a system prior to producing oil and gas. We may be required to prepare and obtain approval of environmental impact assessments by governmental authorities in Poland prior to commencing oil or gas production, transportation and processing functions.

We and our partners cannot assure that we have complied with all applicable laws and regulations in drilling wells, acquiring seismic data or completing other activities in Poland to date. More restrictive regulations or administrative policies or practices may be adopted by the Polish government. The cost of compliance with current regulations or any changes in environmental regulations could require significant expenditures. Further, breaches of such regulations may result in the imposition of fines and penalties, any of which may be material. These environmental costs could have a material adverse effect on our financial condition or results of operations in the future.

     Certain risks of loss arise from our need to conduct transactions in foreign currency.

The amounts in our agreements relating to our activities in Poland are normally expressed and payable in United States dollars or equivalent Polish zlotys. Conversions between United States dollars and Polish zlotys are made on the date amounts are paid or received. In the future, our financial results and cash flows in Poland may be affected by fluctuations in exchange rates between the Polish zloty and the United States dollar. We have not hedged our foreign currency activities in the past and have no future plans to do so. Currencies used by us may not be convertible at satisfactory rates. In addition, the official conversion rates between United States and Polish currencies may not accurately reflect the relative value of goods and services available or required in Poland. Further, inflation may lead to the devaluation of the Polish zloty.

Under the Foreign Exchange Law, prior to making transfers of nonresident income (such as dividends, interest, rent) abroad, a bank generally must be furnished with documents evidencing title for the payment, as well as with a certificate issued by the Polish tax authorities confirming the expiration of tax liability in Poland or a foreign exchange permit releasing the transferor from this obligation. If the income to be transferred is not subject to taxation in Poland, a written declaration to this effect may be sufficient.

Given that the Foreign Exchange Law has come into effect recently and no detailed rules and regulations under it have been issued to date by the Polish authorities, the interpretation of the law's provisions will remain in the near term subject to considerable uncertainty.

Risks Related to an Investment in our Common Stock

     Our stockholder rights plan and bylaws discourage unsolicited takeover proposals and could prevent you from realizing a premium for your common stock.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our articles of incorporation and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests that include:

   o provisions that members of the board of directors are elected and retire in rotation; and

   o the ability of the board of directors to designate the terms of, and to issue new series of, preferred shares.

Together, these provisions and our stockholder rights plan may discourage transactions that otherwise could involve payment to you of a premium over prevailing market prices for your common shares.

     Our common stock price has been extremely volatile and may continue to be.

Our common stock has traded as low as $3.87 and as high as $13.37 between January 1, 1998 and July 10, 2000. Some of the factors leading to this volatility include:

   o the outcome of individual wells or the timing of exploration efforts in Poland, as evidenced by significant price declines following the announcement of exploratory dry holes in Poland and the significant price and volume volatility following the announcement of our first successful exploratory well in Poland;

   o the results of other operations in which we have an interest in Poland;

   o the potential sale by us of newly issued common stock to raise capital or by existing stockholders of restricted securities;

   o price and volume fluctuations in the general securities markets that are unrelated to our results of operations;

   o the investment community's view of companies with assets and operations outside the United States in general and in Poland in particular;

   o actions or announcements by Apache and POGC that may affect us;

   o prevailing world prices for oil and gas;

   o the potential of our current and planned activities in Poland; and

   o changes in stock market analysts' recommendations respecting us, other oil and gas companies or the oil and gas industry in general.

We may encounter additional exploration failures in Poland that will adversely affect the trading prices for our common stock.

                           Forward-Looking Statements

This prospectus contains statements about the future, sometimes referred to as "forward-looking" statements. Forward-looking statements are typically identified by the use of the words "believe," "may," "will," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend" and similar words and expressions. Statements that describe our future strategic plans, goals or objectives are also forward-looking statements. Any forward-looking statements, including those regarding our or our management's current beliefs, expectations, anticipations, estimations, projections, proposals, plans or intentions, are not guarantees of future performance or results or events and involve risks and uncertainties, such as those discussed in this prospectus.

The forward-looking statements are based on present circumstances and on our predictions respecting events that have not occurred, that may not occur or that may occur with different consequences and timing than those now assumed or anticipated. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including the risk factors discussed in this prospectus. These cautionary statements are intended to be applicable to all related forward-looking statements wherever they appear in this prospectus. Any forward-looking statements are made only as of the date of this prospectus, and we assume no obligation to update forward-looking statements to reflect subsequent events or circumstances. We intend any forward-looking statements to be covered by the safe harbor provisions contained in Section 27A of the Securities Act and Section 21E of the Exchange Act.

                 Price Range of Common Stock and Dividend Policy

The following table sets forth for the periods indicated the high and low closing prices for our common stock as quoted under the symbol "FXEN" on the Nasdaq National Market:

                                                      High          Low
                                                   -----------    ---------
1998:
  First Quarter....................................   $10.50         $6.25
  Second Quarter...................................    12.81          8.25
  Third Quarter....................................     9.50          5.63
  Fourth Quarter...................................    10.13          6.50

1999:
  First Quarter....................................   $ 9.75         $4.00
  Second Quarter...................................     7.00          4.13
  Third Quarter....................................     9.43          6.31
  Fourth Quarter...................................     7.00          4.00

2000:
  First Quarter....................................   $ 9.13         $4.66
  Second Quarter (through July 10).................     8.31          4.44

On July 10, 2000, the closing price per share of our common stock on the Nasdaq National Market was $5.06. As of July 10, 2000, there were approximately 4,200 beneficial owners of our common stock.

We have never paid cash dividends on our common stock and do not anticipate that we will pay dividends in the foreseeable future. We intend to reinvest any future earnings to further expand our business.

                              No Net Proceeds to Us

We will receive no proceeds from the sale of stock by the selling stockholders.

                                 Capitalization

The following table sets forth as of March 31, 2000, our historical capitalization, as adjusted to reflect the subsequent sale of 2,969,000 shares to the selling stockholders in June 2000 for net proceeds of approximately $9.3 million ($10.4 million gross), but not adjusted to reflect any other changes to our financial condition since that date.

This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                                       March 31, 2000
                                                                                 ---------------------------
                                                                                    Actual       As adjusted
                                                                                 --------------  -----------
                                                                                 (Unaudited, in thousands)

Long-term debt..................................................................         --            --

Stockholders' equity
   Common stock, $.001 par value, 30,000,000 shares authorized.  Issued and outstanding: 14,849,003 shares as of March 31, 2000 and 17,818,003 as
   adjusted..................................................................... $       15      $      18
   Notes receivable from officers...............................................     (1,400)        (1,400)
   Additional paid-in capital...................................................     38,481         47,778
   Accumulated deficit..........................................................    (29,495)       (29,495)
                                                                                 --------------  -----------
      Total stockholders' equity................................................      7,601         16,901
                                                                                 --------------  -----------
      Total capitalization......................................................  $   7,601        $16,901
                                                                                 ==============  ===========

The number of outstanding shares shown above excludes an aggregate of 4,146,167 shares that may be issued on the exercise of options and warrants outstanding as of March 31, 2000.

                                    Dilution

Our net tangible book value on March 31, 2000, as adjusted to reflect the subsequent sale of 2,969,000 shares for net proceeds of approximately $9.3 million, but not adjusted to reflect any other changes in our financial condition since that date, was approximately $16.9 million or $0.95 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares outstanding before the offering.

The following table illustrates the dilution, or the difference between the offering price per share, assuming an offering price equivalent to the trading price on July 10, 2000, and the adjusted net tangible book value per share on March 31, 2000.

     Trading price on Ju1y 10, 2000................................................................            $5.06
     Net tangible book value per share as of March 31, 2000, as adjusted to reflect subsequent
         sale of 2,969,000 shares..................................................................             0.63
                                                                                                            ----------
     Dilution per share to purchasers in this offering.............................................            $4.43
                                                                                                            ==========

                      Selected Consolidated Financial Data

The following consolidated financial data for each of the five fiscal years in the period ended December 31, 1999, are derived from our audited consolidated financial statements and related notes thereto, certain of which are included in this prospectus. The historical financial information for the three months ended March 31, 2000 and 1999, and as of March 31, 2000, was derived from our unaudited consolidated financial statements, which also are included in this prospectus. All amounts are in thousands, except per share amounts.

                                         Three Months Ended
                                              March 31,                  Years Ended December 31,
                                        --------------------- ------------------------------------------------------
                                          2000       1999        1999       1998       1997       1996      1995
------------------------------------------------------------- ------------------------------------------------------
Statement of Operations Data

Revenues:
  Oil sales...........................  $    597   $    234   $  1,554   $  1,124   $   2,040  $   2,346  $   1,981
  Drilling revenue....................        73         88        865        323        496         75        111
  Gain on sale of property interests..        --         --         --        467        272         --         75
                                        ---------- ---------- ---------- ---------- ---------- ---------- ----------
    Total revenues....................       670        322      2,419      1,914      2,808      2,421      2,167
                                        ---------- ---------- ---------- ---------- ---------- ---------- ----------
Operating Costs and Expenses:
  Lease operating costs (1)...........       292        252        962      1,046      1,239      1,225      1,272
  Exploration costs (2)...............       484        180      3,053      2,127      5,314      3,716        862
  Producing property impairment.......        --         --         --      5,885         --         --         --
  Drilling costs......................        75         53        642        240        329        154        141
  Depreciation, depletion and
    amortization......................        87        126        494        672        635        558        503
  General and administrative..........       597        536      2,962      2,572      2,566      1,715      1,466
                                        ---------- ---------- ---------- ---------- ---------- ---------- ----------
    Total operating costs and expenses     1,535      1,147      8,113     12,542     10,083      7,368      4,244
                                        ---------- ---------- ---------- ---------- ---------- ---------- ----------

Operating loss........................      (865)      (825)    (5,694)   (10,628)    (7,275)    (4,947)    (2,077)
                                        ---------- ---------- ---------- ---------- ---------- ---------- ----------

Other income (expense):
  Interest and other income...........       134        102        511        506        662        370         98
  Interest expense....................        --         --         (7)        --        (83)      (333)      (448)
  Impairment of notes receivable from
    officers..........................        (5)        --       (666)        --         --         --         --
  Minority interest: noncash
    dividends (3).....................        --         --         --         --         --         --        (93)
                                        ---------- ---------- ---------- ---------- ---------- ---------- ----------
    Total other income (expense)......       129        102       (162)       506        579         37       (443)
                                        ---------- ---------- ---------- ---------- ---------- ---------- ----------
Net loss before extraordinary gain....      (736)      (723)    (5,856)   (10,122)    (6,696)    (4,910)    (2,520)
  Extraordinary gain..................        --         --         --         --      3,076         --         --
                                        ---------- ---------- ---------- ---------- ---------- ---------- ----------

Net loss..............................  $   (736)  $   (723)  $ (5,856)  $(10,122)  $ (3,620)  $ (4,910)  $ (2,520)
                                        ========== ========== ========== ========== ========== ========== ==========


Basic and diluted net loss per share:
  Net loss before extraordinary gain..   $  (0.05) $   (0.06) $   (0.41) $   (0.78) $  (0.53)  $  (0.49)  $  (0.47)
  Extraordinary gain..................        --         --         --         --       0.24         --         --
                                        ---------- ---------- ---------- ---------- ---------- ---------- ----------
    Net loss:.........................   $  (0.05) $   (0.06) $   (0.41) $   (0.78) $  (0.29)  $  (0.49)  $  (0.47)
                                        ========== ========== ========== ========== ========== ========== ==========

Basic and diluted weighted average
 shares outstanding:..................    14,849     13,055     14,199     12,979     12,597     10,018      5,389
                                        ========== ========== ========== ========== ========== ========== ==========

                                       16

                                           Three Months Ended
                                               March 31,                      Years Ended December 31,
                                          --------------------- ------------------------------------------------------
                                            2000       1999       1999       1998       1997       1996       1995
                                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Cash Flow Statement Data
Net cash used in operating activities...   $(1,008)     $(720)   $(3,745)   $(3,109)    $(5,881)  $(3,651)  $ (1,030)
Net cash provided by (used in) investing
    activities..........................     2,643        (54)    (2,916)     1,083         368    (7,005)    (1,489)
Net cash provided by (used in) financing
    activities..........................        --         --      6,469       (674)      1,679    18,259      2,974

                                                                                 As of December 31,
                                                                ------------------------------------------------------
                                          As of March 31, 2000    1999       1998       1997       1996       1995
                                          --------------------- ---------- ---------- ---------- ---------- ----------
Balance Sheet Data (Actual)
    Working capital (deficit)...........         $4,092         $  5,459    $ 3,965    $  8,494  $ 13,843   $   (278)
    Total assets........................          9,433           10,470      8,253      18,555     2,294     10,039
    Long-term debt......................             --               --         --          --     1,500      3,359
    Stockholders' equity................          7,601            8,367      6,920      17,612    20,908      5,224


(1)  Includes lease operating expenses and production taxes.
(2) Includes geophysical and geological costs, exploratory dry hole costs and nonproducing leasehold impairments.
(3)  Noncash dividend on FX Producing convertible preferred stock.

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

You should read the following discussion and analysis in conjunction with our consolidated financial statements included in this prospectus. The following information contains forward-looking statements. See "Forward-Looking Statements." Our activities are subject to significant risks. See "Risk Factors."

Overview

We are an independent energy company engaged in the exploration, development and production of oil and gas from properties located primarily in the Republic of Poland. However, to date, all of our revenue from oil and gas production has been from our United States producing properties. In the western United States, we produce oil from fields in Montana and Nevada and have a drilling and well servicing company in northern Montana and oil and gas exploration prospects in several western states.

We conduct substantially all of our exploration and development activities in Poland jointly with others and, accordingly, recorded amounts for our activities in Poland reflect only our proportionate interest in these activities.

Our results of operations may vary significantly from year to year based on the factors discussed in "Risk Factors" above and on other factors such as our exploratory and development drilling success. Therefore, the results of any one year may not be indicative of future results.

We follow the successful efforts method of accounting for our oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, these costs plus the costs of drilling the well are expensed. The costs of development wells are capitalized, whether productive or nonproductive. Geological and geophysical costs on exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment allowance is provided to the extent that capitalized costs of unproved properties, on a property-by-property basis, are considered not to be realizable. An impairment loss is recorded if the net capitalized costs of proved oil and gas properties exceed the aggregate undiscounted future net revenues determined on a property-by-property basis. The impairment loss recognized equals the excess of net capitalized costs over the related fair value, determined on a property-by-property basis. As a result of the foregoing, our results of operations for any particular period may not be indicative of the results that could be expected over longer periods.

We have reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on our results of operations or financial position. Based on that review, we believe that none of these pronouncements will have a significant effect on current or future earnings or operations.

Results of Operations by Business Segment

We operate within two segments of the oil and gas industry: exploration and production and contract servicing. Depreciation, depletion and amortization costs directly associated with the exploration and production and contract servicing segments are detailed within the following discussion. General and administrative costs, interest income, other income, interest expense and officer loan impairment are not allocated to individual operating segments for management or segment reporting purposes and are discussed in their entirety following the segment discussion.

     Three months ended March 31, 2000 compared to the three months ended March 31, 1999

         Exploration and Production Segment

Oil Revenues. Oil revenues were $597,000 during the first quarter of 2000, an increase of $363,000, as compared to $234,000 during the same period of 1999. During the first quarter of 2000, our oil revenues were positively affected by higher oil prices and negatively affected by lower production rates attributable to the natural production declines of our producing properties. During the first quarter of 1999, our oil revenues were adversely affected by depressed oil prices and lower production rates attributable to the natural production declines of our producing properties. A summary of the percentage change in oil revenues, average oil price and oil production for first quarter of 2000 and 1999, as compared to their respective prior year's period, is set forth on the following table:

                                                                                     Quarter ended March 31,
                                                                              --------------------------------------
                                                                                    2000                1999
                                                                              ------------------  ------------------
Oil revenues...............................................................        $597,000            $234,000
  Percent change versus prior year's quarter...............................           +155%                -30%

Average oil price..........................................................         $ 24.94              $ 8.80
  Percent change versus prior year's quarter...............................           +184%                -22%

Production volumes (Bbls)..................................................          23,924              26,572
  Percent change versus prior year's quarter...............................            -10%                -10%

Lease Operating Costs. Our lease operating costs are composed of normal recurring lease operating expenses and production taxes. Lease operating costs were $292,000 during the first quarter of 2000, an increase of $42,000, as compared to $250,000 during the same period of 1999.

Lease operating expense was $285,000 during the first quarter of 2000, an increase of $49,000, as compared to $236,000 during the same period of 1999. During the first quarter of 2000, we increased our lease operating expense to cover various repair and maintenance items that were previously deferred due to low oil prices. As a result, lifting costs were $11.91 per barrel during the first quarter of 2000, an increase of $3.03, as compared to $8.88 during the first quarter of 1999. During the first quarter of 1999, we reduced our lease operating expense by redesigning the pattern of injecting fluids into the Cut Bank Sand Unit, our principal producing property, and deferred major repairs and maintenance items due to depressed oil prices.

Production taxes were $7,000 during the first quarter of 2000, a decrease of $7,000, as compared to $14,000 during the same period of 1999. Production taxes averaged approximately 1.2% and 6.1% of oil revenues during the first quarters of 2000 and 1999, respectively. During late 1999, the state of Montana substantially reduced the production tax rate for stripper wells, which in turn resulted in substantially less production taxes for the first quarter of 2000, as compared to the same period of 1999.

Depreciation, Depletion and Amortization Expense - Exploration and Production. Depreciation, depletion and amortization expense for producing properties was $16,000 for the first quarter of 2000, an increase of $2,000, as compared to $14,000 during the same period of 1999. The depreciation, depletion and amortization expense rate per barrel for the first quarter of 2000 was $0.67, an increase of $0.14, as compared to $0.53 during the same period of 1999. We utilize the units-of-production method to calculate our depreciation, depletion and amortization expense for producing properties. As such, the depreciation, depletion and amortization expense rate may vary year to year based on net capitalized costs and the volumes of reserves reported in the current year's reserve report, as compared to the prior year. The reserve report as of December 31, 1999 reflected proved reserves of 1.1 million barrels of oil, 0.4 million barrels less than the 1.5 million barrels of oil reported as of December 31, 1998.

Exploration Costs. Our exploration costs consist of geological and geophysical costs, exploratory dry holes and nonproducing leasehold impairments. Exploration costs were $484,000 during the first quarter of 2000, an increase of $304,000, as compared to $180,000 during the same period of 1999.

Geological and geophysical costs were $484,000 during the first quarter of 2000, an increase of $304,000, as compared to $180,000 during the same period of 1999. During the first quarter of 2000, we spent $162,000 reprocessing seismic data on the Pomeranian project area, $108,000 reprocessing seismic data on the Warsaw West project area, $74,000 for travel and related expenses and $140,000 on other geological and geophysical activities. During the first quarter of 1999, geological and geophysical costs were comprised primarily of $75,000 for the Polish Lowlands Study, $65,000 for travel and related expenses and $40,000 for other geological and geophysical activities. Geological and geophysical costs will continue to fluctuate from period to period, based on our level of exploratory activity in Poland and the respective cost participation percentage of our industry partners.

We had no exploratory dry hole costs during the first quarters of 2000 and 1999. During late 1998, we participated in drilling two exploratory dry holes, the Czernic 277-2 and the Poniatowa 317-1, on the Lublin Basin project area in Poland, both of which were subsequently determined to be exploratory dry holes during February 1999. The Czernic 277-2 and the Poniatowa 317-1 were each counted as exploratory wells under the Apache Exploration Program. As such, Apache covered all of our pro rata share of costs for each well.

There were no nonproducing leasehold impairments during the first quarters of 2000 and 1999. As of March 31, 2000, we had capitalized unproved property costs of $1.399 million, including $692,000 domestically and $707,000 in Poland. In accordance with generally accepted accounting principles, an impairment charge will be recognized, determined on a property-by-property basis, in the event we determine any capitalized unproved property costs are not recoverable following unsuccessful exploratory drilling or other factors. Nonproducing leasehold impairments will continue to vary from period to period based on our determination that capitalized costs of unproved properties, on a property-by-property basis, are not realizable.

     Contract Servicing Segment

Contract Servicing Revenues. We had contract servicing revenues of $74,000 during the first quarter of 2000, a decrease of $14,000, as compared to $88,000 for the first quarter of 1999. During the first quarters of 2000 and 1999, our drilling rig was idle, and all revenues were generated by our well servicing equipment. Contract servicing revenue will continue to fluctuate from period to period based on whether our drilling rig is active, the degree of emphasis on utilizing equipment on our own properties, the number of wells drilled, the amount of retained working interest, if any, and other factors.

Contract Servicing Costs. Contract servicing costs were $75,000 during the first quarter of 2000, an increase of $22,000, as compared to $53,000 for the same period of 1999. During the first quarter of 2000, our well and servicing equipment generated a gross profit of 25% on direct costs of $55,000 and incurred downtime maintenance costs of $20,000 associated with our drilling rig. During the first quarter of 1999, our well and servicing equipment generated a gross profit of 39% on direct costs of $53,000, and the drilling rig was idle. Contract servicing costs will continue to fluctuate from period to period based on whether our drilling rig is active, the degree of emphasis on utilizing equipment on our own properties, the number of wells drilled, the amount of retained working interest, if any, and other factors.

Depreciation, Depletion and Amortization Expense - Contract Servicing. Depreciation, depletion and amortization expense for contract servicing was $51,000 during the first quarter of 2000, a decrease of $30,000, as compared to $81,000 during the same period of 1999. Depreciation, depletion and amortization expense for contract servicing was lower during the first quarter of 2000, as compared to the same quarter of 1999, due to capital items being depreciated in the first quarter of 1999 subsequently becoming fully depreciated prior to the first quarter of 2000.

     Nonsegmented Information

Depreciation, Depletion and Amortization Expense - Corporate. Depreciation, depletion and amortization expense for corporate activities was $20,000 during the first quarter of 2000, a decrease of $11,000, as compared to $31,000 during the same period of 1999. Depreciation, depletion and amortization expense for corporate activities was lower during the first quarter of 2000, as compared to the same quarter of 1999, due to capital items being depreciated in the first quarter of 1999 subsequently becoming fully depreciated prior to the first quarter of 2000.

General and Administrative Costs. General and administrative costs were $597,000 during the first quarter of 2000, an increase of $61,000, as compared to $536,000 for the same period of 1999. During the first quarter of 2000, we incurred substantially more travel and other associated costs, as compared to the same period of 1999. General and administrative costs are expected to be higher in future periods as we begin to pay for part of our pro rata share of Apache's general and administrative costs in Poland beginning in July 2000.

Interest and Other Income. Interest and other income was $134,000 during the first quarter of 2000, an increase of $32,000, as compared to $102,000 during the same period of 1999. Our cash and marketable debt securities balance was $5.346 million as of March 31, 2000, $1.499 million more than the balance of $3.847 million as of March 31, 1999. As a result of higher average cash and marketable debt securities balances during the first quarter of 2000, as compared to the same period of 1999, we earned $126,000 of interest income during the first quarter of 2000, an increase of $34,000, as compared to $92,000 for the same period of 1999.

Officer Loan Impairment. Officer loan impairment was $5,000 for the quarter ended March 31, 2000, as compared to no officer loan impairment for the same period of 1999. In accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," we recorded an additional impairment allowance of $5,000 for the quarter ended March 31, 2000. The notes receivable from officers totaled $1.4 million as of March 31, 2000, including principal and interest of $2.07 million, reduced by an impairment allowance of $670,000. The notes receivable from officers are collateralized by 233,340 shares of our common stock. The impairment allowance will continue to be adjusted quarterly based on the market value of the collateral shares.

     Comparison of years ended December 31, 1999, 1998 and 1997

         Exploration and Production Segment

Oil Revenues. Oil revenues were $1.554 million, $1.124 million and $2.04 million for the years ended December 31, 1999, 1998 and 1997, respectively. During these three years, our oil revenues fluctuated primarily due to volatile oil prices. Our oil revenues during three years were also negatively affected by lower production rates attributable to the natural production declines of our producing properties and the increased utilization of our well servicing equipment on third-party properties rather than our own properties during 1998 and 1999. A summary of the percentage change in oil revenues, average oil price and oil production for 1999, 1998 and 1997, as compared to their respective prior year, is set forth on the following table:

                                                                           Year Ended December 31,
                                                             ------------------------------------------------------
                                                                   1999              1998               1997
                                                             ----------------- -----------------  -----------------
Oil revenues.................................................   $1,554,000        $1,124,000         $2,040,000
  Percent change versus prior year...........................      +38.26%           -44.90%            -13.04%

Average oil price............................................     $  15.35           $  9.78           $  16.16
  Percent change versus prior year...........................      +56.95%           -39.48%            -10.42%

Production volumes (Bbls)....................................      101,275           114,909            126,271
  Percent change versus prior year...........................      -11.87%            -9.00%             -2.88%

Gain on Sale of Property Interests. There was no gain on sale of property interests for the year ended December 31, 1999. We recognized a gain on sale of property interests of $467,000 and $272,000 for the years ended December 31, 1998 and 1997, respectively. During 1998, Apache paid us $500,000 in initial cash consideration relating to our participation in the Carpathian project area, which was offset by $33,000 of associated costs. During 1997, we received $450,000 from Apache in initial cash consideration relating to our participation in the Lublin Basin project area, which was offset by $344,000 of associated costs and $95,000 from the purchase of Lubex Petroleum Company, a wholly-owned Polish exploration subsidiary. The 1997 gain on sale of property interests also includes $71,000 relating to our mining operations, which are excluded from the discussion of the results of operations by business segment. The amount of gain on sale of property interests will continue to vary from year to year, depending on the timing of completed deals and the amount of up-front cash consideration, if any.

Lease Operating Costs. Lease operating costs were $962,000, $1.046 million and $1.239 million for the years ended December 31, 1999, 1998 and 1997, respectively, or $9.50, $9.11 and $9.82, respectively, per barrel.

Lease operating expenses were $899,000, $966,000 and $1.094 million for the years ended December 31, 1999, 1998 and 1997, respectively. During these years, we performed only routine maintenance on our producing properties and deferred workovers in an effort to control operating costs. Lifting costs per barrel (exclusive of production taxes) were relatively flat during 1999, 1998 and 1997, amounting to $8.88, $8.41 and $8.66 per barrel, respectively.

Production taxes were $63,000, $80,000 and $145,000 for the years ended December 31, 1999, 1998 and 1997, respectively. During 1999, production taxes decreased to an average of approximately 4.1% of annual oil revenues, as compared to 7.0% during 1998 and 1997, primarily due to a reduction in the production tax rate on stripper wells by the state of Montana. The decrease in the amount of production taxes from year to year is also directly associated with the fluctuation of oil prices and decreased oil production from year to year. Refer to the table in "Exploration and Production Segment- Oil Revenues" for the percentage fluctuations in the average oil price and oil production for 1999, 1998 and 1997.

Depreciation, Depletion and Amortization Expense - Producing Operations. Depreciation, depletion and amortization expenses for producing properties were $51,000, $231,000 and $261,000 for the years ended December 31, 1999, 1998 and
1997, respectively. The depreciation, depletion and amortization expense rate per barrel was $0.50 during 1999, a decrease of $1.51, as compared to 1998. The decrease is directly attributable to the $5,885,000 write down of our domestic proved developed oil and gas properties during 1998, which resulted in a substantially lower depreciable property basis during 1999. The depreciation, depletion and amortization expense rate per barrel was relatively constant at $2.01 and $2.07 for 1998 and 1997, respectively.

Domestic Proved Property Impairment. There were no proved domestic proved property impairments for the years ended December 31, 1999 or 1997. For the year ended December 31, 1998, we incurred a domestic proved developed property impairment of $5.885 million due to low oil prices and our decision to focus our resources on Poland. As of December 31, 1998, our PV-10 value for our domestic proved properties was approximately $472,000, consisting solely of proved developed reserves. In accordance with generally accepted accounting principles, we recorded total impairment expense of $5.885 million for the year ended December 31, 1998, which represented the difference between the net book value of our domestic proved developed properties and the related fair value, determined on a property-by property basis, as of December 31, 1998.

Exploration Costs. Exploration costs were $3.053 million, $2.127 million and $5.314 million for the years ended December 31, 1999, 1998 and 1997, respectively. Geological and geophysical costs of $31,000 and $29,000 incurred during the years ended December 31, 1999 and 1998, respectively, relate to gold exploration in Poland, which management does not consider to be a material business segment. Accordingly, gold exploration is excluded from the following discussion.

Geological and geophysical costs were $1.928 million, $2.08 million and $1.684 million during the years ended December 31, 1999, 1998 and 1997, respectively. During 1999, we spent approximately $310,000 reprocessing seismic data on the Pomeranian and Warsaw West project areas, granted stock options valued at approximately $119,000 to a Polish consultant and spent approximately $374,000 evaluating potential property acquisitions from POGC. During 1998, we incurred approximately $400,000 of cost relating to our share of the Lublin Basin project area seismic acquisition program with Apache and $75,000 relating to a geological and geophysical study. During 1997, we completed a seismic survey on Wola, a POGC Concession in the Carpathian project area, costing $210,000. From January 1, 1997 through December 31, 1999, we spent an average amount of approximately $1.402 million annually relating to reprocessing 2-D seismic data and the wages and associated expenses for employees and consultants directly engaged in geological and geophysical activities. Geological and geophysical costs are expected to continue at current or higher levels as we increase our exploratory efforts in Poland and continue to spend a limited amount on our exploratory acreage in the western United States.

Exploratory dry hole costs were $1.001 million, $17,000 and $3.478 million for the years ended December 31, 1999, 1998 and 1997, respectively. During 1999, we participated in drilling three exploratory dry holes in Poland. Two of these wells were exploratory wells under the Apache Exploration Program. As such, Apache covered all of our pro rata share of costs for these wells. We retained and paid for a 5% interest in the Andrychow 6 well, an exploratory dry hole on the Carpathian project area of southern Poland, which cost $99,000. On the Lachowice Farm-in, we spent $869,000 to recomplete one well and test another. Also, during 1999, we spent $33,000 associated with an exploratory dry hole drilled during 1997. During 1998, we participated in drilling two exploratory dry holes in Poland on the Lublin Basin project area. Both wells were plugged and abandoned during the first quarter of 1999 and counted as exploratory wells under the Apache Exploration Program. As such, Apache covered all of our pro rata share of costs for each well. All of the exploratory dry hole costs recorded during 1998 were associated with wells drilled prior to 1998. During 1997, we drilled four exploratory dry holes; two in Poland and two in the western United States. In Poland, we drilled two wells in the Baltic project area, both of which were exploratory dry holes, at a cost of $3.096 million. In the western United States, we drilled one well in central Montana at a cost of $222,000 and one in Nevada at a cost of $160,000.

Nonproducing leasehold impairments were $93,000 and $152,000 for the years ended December 31, 1999 and 1997. There were no nonproducing leasehold impairments during the year ended December 31, 1998. During 1999, we wrote off $72,000 relating to the Lachowice Farm-in and $21,000 pertaining to a prospect in Nevada. During 1997, we wrote off $45,000 relating to a prospect in central Montana, $78,000 relating to a prospect in Nevada and $29,000 relating to a prospect in Wyoming. Nonproducing leasehold impairments will vary from period to period based on our determination that capitalized costs of unproved properties, on a property-by property basis, are not realizable.

Extraordinary Gain - Baltic Project Area. There were no extraordinary gains during the years ended December 31, 1999 and 1998, respectively, as compared to $3.076 million for the year ended December 31, 1997. As of December 31, 1996, we had $1.5 million of long-term debt associated with advances received from RWE-DEA relating to RWE-DEA's commitment to earn a 50% interest in our Baltic project area. During 1997, RWE-DEA advanced us an additional $1.576 million, bringing the total amount of such advances to $3.076 million, all of which we recorded as notes payable prior to the Polish government approving RWE-DEA's participation in our Baltic project area. On June 30, 1997, after the Polish government had approved RWE-DEA's participation in the Baltic project area, RWE-DEA elected not to earn an interest in our Baltic project area. We were not contractually obligated to repay any funds previously advanced by RWE-DEA. Accordingly, we eliminated the long-term debt associated with the RWE-DEA advances and recognized an extraordinary gain of $3.076 million for the year ended December 31, 1997.

     Contract Servicing Operations

Contract Servicing Revenues. Contract servicing revenues were $865,000, $323,000 and $496,000 for the years ended December 31, 1999, 1998 and 1997, respectively. During 1999, we focused our drilling and well servicing equipment on third-party contract servicing in an effort to increase our domestic revenues rather than utilizing our drilling and well servicing equipment on company-owned properties. During 1998, our contract servicing revenues consisted of $262,000 from third-party contract drilling and well servicing work conducted in the third and fourth quarters as we began to shift the primary focus of utilizing our drilling and well servicing equipment from our own properties to third-party contract servicing. During 1997, we drilled two wells on a day work contract basis resulting in contract servicing revenues of $496,000 and a gross profit before depreciation, depletion and amortization costs of $167,000. We retained a working interest in each of the two wells drilled. The $167,000 gross operating profit before depreciation, depletion and amortization costs helped offset the combined working interest cost of $242,000 that we incurred on the two wells. Contract servicing revenues will continue to fluctuate year to year based on the number, timing, retained working interest of wells drilled and the degree of emphasis on utilizing drilling and well servicing equipment on our company-owned properties.

Contract Servicing Costs. Contract servicing costs were $642,000, $240,000 and $329,000 for the years ended December 31, 1999, 1998 and 1997, respectively. During these years, contract servicing costs were 74.2%, 74.4% and 66.3% of contract servicing revenues, respectively. Contract servicing costs are directly associated with contract servicing revenues. As such, contract servicing costs will continue to fluctuate year to year based on revenues generated, the number of wells drilled, timing and the degree of emphasis on utilizing drilling and well servicing equipment on our own properties.

Depreciation, Depletion and Amortization Expense - Contract Servicing. Depreciation, depletion and amortization expenses for contract servicing were $334,000, $322,000 and $289,000 for the years ended December 31, 1999, 1998 and
1997, respectively. We spent $138,000, $156,000 and $210,000 on upgrading our drilling and well servicing equipment during 1999, 1998 and 1997, respectively. Depreciation, depletion and amortization expenses were progressively higher year to year due to prior year capital additions being depreciated in succeeding years.

     Nonsegmented Information

Depreciation, Depletion and Amortization Expense - Corporate. Depreciation, depletion and amortization expenses for corporate activities were $110,000, $118,000 and $85,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Depreciation, depletion and amortization expenses during 1999 were $8,000 less, as compared to the same period of 1998, primarily due to less capital additions during 1999, coupled with equipment purchased during 1996 and 1997 becoming fully depreciated during 1999. We spent $20,000, $85,000 and $205,000 during 1999, 1998 and 1997, respectively, on software, hardware and office equipment utilized primarily for corporate purposes.

General and Administrative Costs. General and administrative costs were $2.962 million, $2.572 million and $2.566 million for the years ended December 31, 1999, 1998 and 1997, respectively. During 1999, general and administrative costs were $390,000 higher, as compared to the same period of 1998, due to higher payroll and other related costs associated with our increasing emphasis on expanding our activities in Poland. General and administrative costs incurred during 1998 were substantially unchanged as compared to 1997. General and administrative costs are expected to be higher in future periods as we begin to pay for part of our pro rata share of Apache's general and administrative costs in Poland beginning in July 2000.

Interest and Other Income. Interest and other income were $512,000, $506,000 and $662,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Our cash, cash equivalent and marketable debt securities balances were $6.868 million, $4.742 million and $8.453 million as of December 31, 1999, 1998 and 1997, respectively. The average cash and marketable securities balances during 1999 were relatively unchanged, as compared to the same period of 1998. Interest and other income were lower in 1998, as compared to 1997, due to lower average cash and marketable debt security balances during 1998, as compared to the same period of 1997. We earned interest income of $499,000, $492,000 and $616,000 during 1999, 1998 and 1997, respectively. Interest income associated with officers' notes receivable was $134,000 and $64,000 during 1999 and 1998, respectively.

Interest Expense. Interest expense was $8,000 and $83,000 for the years ended December 31, 1999 and 1997, respectively. We had no interest expense for the year ended December 31, 1998. During 1999, we incurred $8,000 of interest expense primarily relating to the settlement of an audit by the Blackfeet Tribe pertaining to the Cut Bank Field. During 1997, we incurred interest expense of $83,000. We had long-term debt associated with RWE-DEA of $1.5 million as of December 31, 1996 and received $1.576 million in additional funding from RWE-DEA during the first six months of 1997, all of which was recorded as long-term debt. However, upon RWE-DEA's election not to earn an interest in the Baltic project area on June 30, 1997, we eliminated our long-term debt associated with RWE-DEA and recognized an extraordinary gain of $3.076 million. As of December 31, 1999 and 1998, we had no long-term debt.

Officer Loan Impairment. As of December 31, 1999, notes receivable and accrued interest from officers, before impairment, totaled $2.036 million, with a due date of on or before December 31, 2000 (as extended). The notes receivable and accrued interest are collateralized by 233,340 shares of our common stock. In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," we recorded an impairment allowance of $666,000 as of December 31, 1999, based on the value of the underlying collateral. The impairment allowance will be adjusted quarterly based on the market value of the collateral shares.

Income Taxes. We incurred net losses after extraordinary gains of $5.856 million, $10.122 million and $3.62 million for the years ended December 31, 1999, 1998 and 1997, respectively, which can be carried forward to offset future taxable income. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Our ability to realize the benefit of our deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of our exploration and development activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in our conclusion that a full valuation allowance be provided. Accordingly, we did not recognize any tax benefit in our consolidated statement of operations for these years.

Net Loss. We incurred net losses of $5.856 million, $10.122 million and $3.62 million for the years ended December 31, 1999, 1998 and 1997, respectively. The net loss in 1999 was due principally to $3.054 million of exploration costs, an officer loan impairment of $666,000 and $2.962 million of general and administrative costs. The net loss in 1998 was due principally to a domestic proved property impairment of $5.885 million, geological and geophysical costs of $2.109 million and a 44.9% decline in oil prices coupled with a 9.0% decline in oil production. The net loss in 1997 was due principally to geological and geophysical costs of $1,684,000, an exploratory dry hole costing $1,262,000 drilled without an outside partner and leasehold impairments of $152,000.

Liquidity and Capital Resources

Historically, we have relied primarily on proceeds from the sale of equity securities to fund our operating and investing activities. During 1999, 1998 and 1997, we received net proceeds of $7.067 million, $166,000 and $253,000, respectively, from the sale of our common stock. In June 2000, we received net proceeds of approximately $9.3 million ($10.4 million gross) from the sale of 2,969,000 shares of our common stock in private transactions. We also benefit from funds provided by industry partners.

     Working Capital

We had working capital of $5.459 million, $3.965 million and $8.494 million as of December 31, 1999, 1998 and 1997, respectively. Working capital as of December 31, 1999 was $1.494 million higher, as compared to the end of 1998, primarily due to net proceeds of $7.067 million from the private placement of 1,792,500 shares and the exercise of options to purchase 2,000 shares of common stock, which was offset by a $5.856 million net loss during 1999. Working capital as of December 31, 1998 was $4.529 million lower, as compared to the end of 1997, primarily due to cash used in operating and financing activities of $3.783 million and additions to properties of $441,000 during 1998.

Our working capital was $4.092 million as of March 31, 2000, a decrease of $1.367 million, as compared to $5.459 million at December 31, 1999. The decrease was due principally to a net loss before depreciation, depletion and amortization costs of $649,000 and net additions to property and equipment of $645,000 during the first quarter of 2000. Our working capital has increased significantly since March 31, 2000, as a result of the sale of 2,969,000 shares of our common stock for net proceeds of $9.3 million ($10.4 million gross) during June 2000.

     Operating Activities

We used net cash of $3.745 million, $3.109 million, and $5.881 million in our operating activities during 1999, 1998 and 1997, respectively, primarily as a result of the net losses incurred in those years. During 1999, 1998 and 1997, we spent $4.195 million, $3.978 million, and $6.024 million, respectively, on operating activities exclusive of working capital adjustments. Working capital adjustments reduced cash used in operating activities by $450,000, $869,000 and $143,000 during 1999, 1998 and 1997, respectively.

Net cash used in operating activities was $1.008 million during the first quarter of 2000, an increase of $288,000, as compared to $720,000 for the same period of 1999. We used net cash in operating activities before changes in working capital items of $678,000 and $624,000 during the first quarters of 2000 and 1999, respectively. Cash used to fund changes in working capital items was $330,000 and $96,000 during the first quarters of 2000 and 1999, respectively.

     Investing Activities

We used net cash of $2.916 million in investing activities during 1999, and received net cash from investing activities of $1.083 million and $368,000 during 1998 and 1997, respectively. During 1999, we spent $603,000 on additions to properties, equipment and other assets, received $6,000 from the sale of property interests and spent a net amount of $2.319 million relating to investing in marketable debt securities. During 1998, we spent $441,000 on additions to properties and equipment, received $513,000 of proceeds from the sale of property interests and equipment and received a net amount of $1.011 million relating to investing in marketable debt securities. During 1997, we spent a net amount of $1.506 million on additions to properties and other assets, received $353,000 from the sale of property interests and equipment, advanced an employee $15,000 in relocation costs and received a net amount of $1.536 million relating to investing in marketable debt securities.

Our investing activities provided net cash of $2.643 million during the first quarter of 2000, as compared to using net cash of $54,000 during the same period of 1999. During the first quarter of 2000, we spent $322,000 on drilling the Wilga 3 well in Poland, $44,000 to upgrade our domestic properties, $16,000 on annual concession fees for the Baltic project area in Poland, $16,000 on office equipment and a net amount of $116,000 to upgrade our drilling and well servicing equipment and realized a net amount of $3.157 million from investing in marketable debt securities. During the first quarter of 1999, we spent $31,000 on upgrading our producing properties, spent $33,000 on annual concession fees relating to the Baltic project area, received $3,000 from the sale of a partial property interest in the Williston Basin of North Dakota, spent $8,000 to upgrade our drilling well servicing equipment, spent $5,000 to upgrade our corporate office equipment, spent $3,000 on other assets and realized a net amount of $23,000 from investing in marketable debt securities.

     Financing Activities

We received net cash of $6.469 million from our financing activities during 1999, used net cash of $674,000 in our financing activities during 1998, and received net cash of $1.679 million from our financing activities during 1997. During 1999, we advanced $598,000 to two officers, received net proceeds of $7.054 million from a private placement of 1,792,500 shares of common stock and $13,000 from the exercise of options on 2,000 shares of common stock. During 1998, we advanced $840,000 to officers and received $166,000 in cash and a full recourse note receivable of $250,000 from the exercise of warrants and options on 382,622 shares of common stock. During 1997, we advanced $150,000 to an officer, realized $1.576 million in advances from RWE-DEA relating to exploration of its Baltic project area and $253,000 from the exercise of warrants and options on 159,334 shares of common stock.

No cash was used in financing activities during the first quarter of 2000, as compared to $98,000 used in the same period of 1999. During the first quarter of 1999, we advanced two of our officers a total of $98,000. As of April 8, 1999, we had no further commitment to advance additional funds to the officers. Subsequent to March 31, 2000, financing activities provided net proceeds of approximately $9.3 million ($10.4 million gross) from the sale of 2,969,000 shares of our common stock.

In the past, our strategic partners have provided a substantial amount of the capital required under our exploration agreements with them, and we expect they may continue to do so in the future. For instance, in 1997, Apache committed to cover our 50% share of an exploration program in Poland estimated to cost $60.0 million gross ($30.0 million net). Apache had covered approximately $40.0 million of those gross costs through December 31, 1999, and is committed to covering our share of costs to drill the equivalent of four additional wells, shoot 350 kilometers of 2-D seismic data and a portion of our share of Apache's overhead in Poland during 2000. Other industry partners have previously covered approximately $2.9 million of our share of costs in other projects during the last five years.

     Capital Requirements

We had $5.3 million of cash, cash equivalents and marketable debt securities with no long-term debt as of March 31, 2000. During June 2000, we sold 2,969,000 shares of our common stock for net proceeds of approximately $9.3 million ($10.4 million gross). However, to fully fund our planned activities, we will need additional capital during late 2000 or early 2001.

Fences Project Area. We have agreed to spend $16.0 million of exploration and development costs on the Fences project area to earn a 49% interest. We expect the $16.0 million will cover the costs to drill the Kleka 11 ($2.5 million net and gross) and approximately four additional wells ($10.0 million net and gross) and to acquire approximately 200 square kilometers of 3-D seismic data ($3.5 million net and gross) to supplement the 3-D seismic data already acquired by POGC. After the first $16.0 million, all costs and net revenues will be shared 49% by us and 51% by POGC. We and POGC are currently discussing the schedule for operations to be conducted during the balance of 2000 and 2001.

Based on initial test results from the Kleka 11 well, we expect revenues from this field by late 2000.

Wilga Project Area. On June 5, 2000, the Wilga 3 was determined to be an exploratory dry hole with an estimated net cost of approximately $0.9 million ($4.0 million gross). The Wilga 3 was drilled to define the perimeter of the northwest section of the Wilga field, an area where proved reserves were not assigned prior to drilling. In accordance with Generally Accepted Accounting Principles, or "GAAP," the Wilga 3 will be classified as an exploratory dry hole for accounting purposes, although in our industry parlance we have previously referred to the Wilga 3, the first well drilled near the Wilga 2 discovery well, as either an appraisal or a developmental well. The next well, the Wilga 4, commenced drilling on June 17, 2000. Effective June 22, 2000, Apache agreed to cover one-half of our share of costs to drill the Wilga 3 and Wilga 4 wells in exchange for a release of Apache's commitment to cover our share of costs for one exploratory well in Poland. Additional wells may be drilled thereafter. We estimate each additional well in the Wilga project area will cost an average of approximately $3.0 million gross ($1.4 million net). Assuming successful drilling results and available funding, we anticipate completing production facilities and pipelines during 2001, at a cost of approximately $11.0 million gross ($5.0 million net).

Based on our exploration success in the Wilga project and our planned completion of production facilities, we anticipate receiving production revenue from the Wilga field in 2001. We expect these revenues will supplement our capital from other sources to be used for further development of the Wilga field.

Apache Exploration Program. During the remainder of 2000 and 2001, we expect to have substantially all of our share of exploration activities relating to the Apache Exploration Program paid for by Apache. During the second half of 2000, we and Apache have scheduled to commence drilling one exploratory well in each of the Warsaw West and Pomeranian project areas. During 2001, we and Apache expect to commence drilling one exploratory well in the Carpathian project area. Apache will cover our share of costs to drill all three wells. In addition, Apache has committed to covering our share of costs to shoot 350 kilometers of 2-D seismic data in the Carpathian project area.

Property Acquisition. We will need additional capital if we are able to reach an agreement with POGC to purchase appraisal, development or exploration projects on existing POGC discoveries, shut-in fields and underdeveloped properties in Poland. Capital may be required to pay costs of acquisition, the installation of production infrastructure and the implementation of a long-term exploitation program. We may undertake such projects alone or under our arrangement with Apache. We may seek additional capital that may be required for such purposes through a variety of means, including the issuance of debt and equity securities, project financing, bank financing or other financing alternatives. We cannot assure that we will be able to obtain funds that will enable us to participate in any such further acquisitions or joint activities.

Other. We expect to incur minimal exploration expenditures on our Baltic project area in Poland during the remainder of 2000 and 2001. Similarly, we expect to incur minimal exploration, appraisal and development expenditures on our domestic operations during the remainder of 2000 and 2001.

We may change the allocation of capital among the categories of anticipated expenditures depending upon future events that we cannot predict. For example, we may change the allocation of our expenditures based on the actual results and costs of future exploration, appraisal, development, production, property acquisition and other activities.

In addition, we may have to change our anticipated expenditures if costs of placing any particular discovery into production are higher, if the field is smaller or if the commencement of production takes longer than expected.

We may obtain funds for future capital investments from the sale of additional securities, project financing, sale of partial property interests, strategic alliances with other energy or financial partners or other arrangements, all of which may dilute the interest of our existing stockholders or our interest in the specific project financed.

We previously initiated discussions with a commercial lender for a possible project loan secured by proved reserves that may be developed as a result of our Wilga discovery. We now intend to expand those discussions to include possible project loan financing for the Kleka discovery as well as possible other discoveries. We cannot assure we can establish such a credit facility. In any event, borrowed funds are not likely to be available until significant reserves are established through additional drilling. If we are able to obtain such a loan, amounts initially allocated to develop those discoveries may be allocated to other operations in Poland.

                                    Business

We are an independent oil and gas company focused on exploration, development and production opportunities in the Republic of Poland. We are the largest foreign oil and gas exploration acreage holder in Poland with exploration rights covering approximately 16.1 million gross acres. Our activities are conducted under strategic alliances with Apache and POGC, which allow us to utilize the operating and technical personnel of those companies, gain access to geological and geophysical data and obtain other necessary support activities in Poland.

We are currently conducting oil and gas exploration activities with Apache in Poland in areas where we and Apache jointly hold exploration rights, a program to which we refer as the Apache Exploration Program. One of the wells drilled under the Apache Exploration Program resulted in our first exploration success in the Wilga project, which is located in the northwest portion of the Lublin Basin project area. The Wilga 2 well tested at an initial flow rate of 16.9 MMcf of gas per day and 570 Bbls of condensate from the Carboniferous at a depth of approximately 2,800 meters. The Wilga 2 well was the first successful exploration well drilled by a foreign operator in Poland. We own a 45% interest in the 250,000 acre block in which the Wilga project area is located, POGC owns 10% and Apache owns 45% and is the operator.

The Wilga 2 was followed by the Wilga 3, which encountered good reservoir rock in Carboniferous sands and a Lower Devonian sand package in a separate fault block, but was determined to be a dry hole after test results did not yield commercial quantities of oil or gas. We believe the absence of oil and gas in the Wilga 3 is related to faulting and therefore does not alter the expectation that the Wilga 2 discovery is indicative of a larger oil and gas accumulation. The next well, the Wilga 4, commenced drilling on June 17, 2000, at a location east of the Wilga 2 discovery, on the opposite side of the fault from the Wilga
3. Subject to satisfactory results from the Wilga 4 and the 2-D seismic data currently being shot, we intend to drill three additional wells through early 2001 to begin to determine the extent of the Wilga accumulation or the existence of other accumulations in the Wilga area. In anticipation of further development in the Wilga project, we expect to begin design and installation of production facilities and construction of an approximately 18 kilometer pipeline that will be designed with the capacity to support several additional productive wells.

On April 11, 2000, we signed an agreement with POGC under which we will earn a 49% working interest in approximately 300,000 gross acres in the Fences project area by spending $16.0 million on exploration and development activities. We have identified several separate exploration prospects in the Fences project area based on POGC's existing seismic data and adjacent productive areas. Our first well in this project area, the Kleka 11, was announced as an exploratory success on June 28, 2000, after the well tested a calculated open flow rate of
34.3 MMcf of gas per day from the Rotliegendes at a depth of approximately 3,000 meters. As part of our commitment, we plan to shoot 200 or more kilometers of 3-D seismic data and drill approximately four additional wells. After we complete our work commitment, POGC will begin bearing its 51% of further costs. POGC is the operator of the Fences project area.

Areas of Exploration

The following table shows the acreage in which we have or have the option to acquire an interest.

                                                                              Acreage
                                                     -------------------------------------------------------------
                                                           FX Energy /
                        Project Area                       Apache AMI         POGC        FX Energy          Total
----------------------------------------------------      --------------    ----------    -----------     -------------
                                                                                  (in millions)
Lublin(1)........................................          5.0(2)         0.6(3)         --                5.6
Pomeranian.......................................          2.2(2)         1.3(3)         --                3.5
Carpathian.......................................          1.4(2)         1.5(3)         --                2.9
Warsaw West......................................          2.9           --              --                2.9
Baltic...........................................          --            --               0.9              0.9
Fences...........................................          --             0.3(4)         --                0.3
                                                     --------------- -------------- -------------- ---------------
   Total.........................................         11.5            3.7             0.9             16.1
                                                     =============== ============== ============== ===============

(1) The Wilga project is located on a 250,000 acre block included within our Lublin Basin project area.
(2) Apache operates the FX Energy/Apache AMI acreage. We and Apache each have a 50% interest in this exploration area, subject to pro rata reduction upon exercise by POGC of its option to participate in this area for up to a 331/3% interest on a 250,000 acre block-by-block basis.
(3) POGC operates this acreage. We and Apache each have an option to participate in this POGC exploration area for up to a 331/3% interest.
(4) On April 11, 2000, we signed an agreement with POGC to earn a 49% interest in this area by spending $16.0 million on exploration activities.

Exploration and Development Plan

Our current exploration and development plan consists of three primary components:

   o drilling and, if warranted, completing appraisal and development wells and constructing production facilities in our Wilga project area with Apache and POGC;

   o fulfilling our $16.0 million commitment to earn our interest in the Fences project area with POGC; and

   o drilling (excluding completion costs, if any) the remaining exploration wells to be funded by Apache under the Apache Exploration Program.

The following table sets forth our current exploration and development plan. The capital expenditures included within the table are estimates based on information currently available to us and are subject to being revised as warranted. Actual capital expenditures may vary significantly from the estimated amounts.

                                                      Interest
                                                 --------------------
                                                              Net     Estimated       Capital Expenditures
                                                                                  ------------------------------
                                                  Working  Revenue(1)   Date          Total         FX Share
                                                 -------------------- ----------  --------------  --------------
                                                                                          (In millions)
    Wilga Project(2)...........................     45%       42%
       Wilga 3 well (drilled)(3)...............                         1H 2000     $  4.00           $  0.90
       Wilga 4 well (commenced) (3)............                         2H 2000        3.00              0.68
       Seismic data............................                         2H 2000        0.53              0.24
       Wilga 5 well............................                         2H 2000        3.00              1.35
       Wilga 6 well............................                            2001        3.00              1.35
       Wilga 7 well............................                            2001        3.00              1.35
       Facilities/pipeline.....................                            2001       11.11              5.00
                                                                                  --------------  --------------
                                                                                     $27.64            $10.87
                                                                                  --------------  --------------
    Fences Project Area(2).....................     49%       46%
       Kleka 11 well (drilled).................                         1H 2000     $  2.50           $  2.50
       Mieszkow well...........................                         2H 2000        2.50              2.50
       Boguszyn well...........................                         2H 2000        2.50              2.50
       Donatowo well...........................                            2001        2.50              2.50
       Zaniemysl well..........................                            2001        2.50              2.50
       Lugi well...............................                            2001        2.50              1.23
       Seismic data............................                         Various        3.50              3.50
                                                                                  --------------  --------------
                                                                                     $18.50            $17.23
                                                                                  --------------  --------------
    Apache Exploration Program(2)..............     50%       47%
       Pomeranian well(4)......................                         2H 2000     $  3.50          $  --
       Warsaw West well........................                         2H 2000        3.50             --
       Carpathian well(4)......................                            2001        3.80             --
       Seismic data............................                         Various        6.30              0.15
                                                                                  --------------  --------------
                                                                                     $17.10           $  0.15
                                                                                  --------------  --------------
         Total.................................                                      $63.24            $28.25
                                                                                  ==============  ==============

(1)  Assuming the current base rate royalty of 6%.
(2) Capital expenditures in the Wilga project area include completion costs, which are included within facilities/pipeline costs. Capital expenditures in the Fences project area and the Apache Exploration Program do not include completion costs.
(3) Effective June 22, 2000, Apache agreed to cover one-half of our share of costs to drill the Wilga 3 and Wilga 4 wells in exchange for a release of Apache's commitment to cover our share of costs for one exploratory well in Poland.
(4) Our interests could be reduced to as low as a 331/3% working interest and a 311/3% net revenue interest if POGC exercises its option to participate in these exploratory wells.

Recent Developments

     Wilga Project/Lublin Basin Project Area

The Wilga project area is located in the northwest portion of the Lublin Basin project area. In the 1960s, a Polish geological institute drilled the Wilga 1, a stratigraphic test well, as part of a scientific survey and encountered several gas and oil shows at the lower Carboniferous and upper Devonian. Based on reprocessed and additional seismic data, we identified what we believe to be the top of the Wilga structure approximately 5 kilometers northeast of the Wilga 1, where in January 2000, we drilled the Wilga 2 well. This well tested at an initial flow rate of 16.9 MMcf of gas per day and 570 Bbls of condensate from the Carboniferous at a depth of approximately 2,800 meters. The Wilga 2 well was the first successful exploration well drilled by a foreign operator in Poland. The next well, the Wilga 3, was drilled from the same pad as the Wilga 2. The Wilga 3 encountered good reservoir rock in Carboniferous sands and a Lower Devonian sand package in a separate fault block, but was determined to be a dry hole after test results did not yield commercial quantities of oil or gas. We believe the absence of oil and gas in the Wilga 3 is related to faulting and therefore does not alter the expectation that the Wilga 2 discovery is indicative of a larger oil and gas accumulation. The next well, the Wilga 4, commenced drilling on June 17, 2000, at a location east of the Wilga 2 discovery, on the opposite side of the fault from the Wilga 3. Effective June 22, 2000, Apache agreed to cover one-half of our share of costs to drill the Wilga 3 and Wilga 4 wells in exchange for a release of Apache's commitment to cover our share of costs for one exploratory well in Poland.

Subject to satisfactory results from the Wilga 4 well, we anticipate scheduling three additional wells to be drilled through early 2001, subject to further collection and analysis of 2-D seismic data and satisfactory results from drilling. The drilling locations will be selected to begin to determine the extent of the Wilga accumulation or the existence of other accumulations in the Wilga area. We estimate each of these wells will cost approximately $3.0 million gross, for an aggregate cost of approximately $12.0 million gross ($4.7 million net, as adjusted for Apache covering one-half of our share of costs to drill the Wilga 4). We own a 45% interest in the 250,000 acre block in which the Wilga project is located, POGC owns 10% and Apache owns 45% and is the operator.

If further drilling and testing are consistent with results from the Wilga 2 well, we plan to work with Apache and POGC to design and install surface production facilities and an approximately 18 kilometer pipeline to connect the Wilga wells to POGC's pipeline system in early 2001. Initially, surface facilities will be modular for ease of expansion, and pipeline capacity will be capable of supporting the production from several additional wells. Before beginning construction, which we expect will take approximately four months, we must obtain permits and a pipeline right-of-way. We estimate these facilities will cost approximately $11.0 million gross ($5.0 million net). A gas purchase agreement with an adjustable price based on the price movements of European heating oil is now being negotiated with the transportation and storage division of POGC. We anticipate initial production from the Wilga field to commence during 2001.

     The Fences Project Area

The Fences project area comprises approximately 300,000 acres in a region of west central Poland where POGC has recently had several significant exploratory successes utilizing 3-D seismic data and applying western technology. POGC has discovered four fields that are adjacent to or surrounded by the Fences project area that are excluded from the Fences project area acreage. POGC currently has allocated a limited amount of funds for exploration in this area. Due to our close strategic relationship with POGC and our performance record to date in Poland, POGC invited us to fund and participate in further exploration of the Fences project area.

On April 11, 2000, we signed an agreement with POGC under which we will earn a 49% working interest in approximately 300,000 gross acres in the Fences project area by spending $16.0 million on exploration and development activities. We have identified several separate exploration prospects in our project area based on POGC's existing seismic data and adjacent productive areas. Our first well in this project area, the Kleka 11, was announced as an exploratory success on June 28, 2000, after the well tested a calculated open flow rate of 34.3 MMcf of gas per day from the Rotliegendes at a depth of approximately 3,000 meters. As part of our commitment, we plan to shoot 200 or more kilometers of 3-D seismic data and drill approximately four additional wells. After we complete our work commitment, POGC will begin bearing its 51% of further costs. POGC is the operator of the Fences project area, which we have previously referred to as the Radlin project area.

Our Strategic Partners

We implement our strategy in Poland through agreements and relationships with POGC and Apache. Historical data and technical and operational support from POGC, combined with financial support and technical and operational expertise from Apache, provide a solid base for major exploration efforts in several different geographical and geologically diverse areas of Poland.

     The Apache Exploration Program

We conduct our Apache Exploration Program under our agreements with Apache that establish an area of mutual interest covering our current and future holdings throughout the entire country of Poland, except for the 300,000 gross acre Fences project area and our 900,000 gross acre Baltic project area. The area of mutual interest covers our oil and gas exploration, production, development and acquisition activities through December 2000 or completion of Apache's exploratory well commitment, whichever comes later.

Under terms of the Apache Exploration Program, Apache has either agreed to or completed the following primary terms:

     o Apache must pay our pro rata share of costs to drill the equivalent of nine exploratory wells in Poland. To date, Apache has covered our share of costs to drill five exploratory wells. Two exploratory wells are scheduled to be drilled during the second half of 2000 and one during 2001. In addition, effective June 22, 2000, Apache agreed to cover one-half of our share of costs to drill the Wilga 3 and Wilga 4 wells in exchange for a release of Apache's commitment to cover our share of costs for one exploratory well;

     o Apache must pay our pro rata share of costs to shoot 2,722 kilometers of 2-D seismic data, including 1,650 kilometers of 2-D seismic data in the Lublin Basin project area completed during 1998, 300 kilometers in the Pomeranian project area, and 422 kilometers in the Warsaw West project area completed during early 2000 and 350 kilometers of 2-D seismic data in the Carpathian project area that is scheduled to be completed during mid-2000;

     o Apache has committed to pay all of our pro rata share of $855,000 in concession and usufruct fees during the first three years in the Lublin Basin project area and the Carpathian project area;

     o Apache must pay all of our pro rata share of annual training costs during the first three years in the Lublin Basin project area ($80,000 per year) and the Carpathian project area ($15,000 per year);

     o Apache may not charge us for any of our pro rata share of Polish general and administrative costs through June 30, 2000. Thereafter, Apache may charge us for 30% of its Polish general and administrative costs, increased by 5% upon completing each of its four remaining drilling requirements, up to a maximum of 50%;

     o    Apache paid us $500,000 during 1998 and $450,000 during 1997;

     o We and Apache must offer each other a 50% interest in any new exploration, appraisal, development, property acquisition or other agreement entered into by either party within the area of mutual interest during all of 1999 and 2000 or the completion of Apache's nine exploratory well commitment, whichever is later; and

     o Apache is the operator of all areas controlled by us and Apache within the area of mutual interest.

     Our POGC Relationship

We and Apache have granted to POGC the right to participate with up to a one-third interest, on a 250,000 acre block-by-block basis, in oil and gas exploration on 8.6 million gross acres in Poland controlled by us and Apache, which excludes our 300,000 acre Fences project area, our 900,000 acre Baltic project area and our 2.9 million acre

Warsaw West project area. In turn, POGC has granted to us and Apache each the right to participate, with up to a one-third interest each, in oil and gas exploration of an aggregate of approximately 3.4 million POGC controlled gross acres in the vicinity of our Lublin, Pomeranian and Carpathian project areas.

To date, seven exploratory wells (one exploratory success and six exploratory dry holes) have been drilled on acreage subject to these terms, including five exploratory wells in which Apache paid for our pro rata share of costs under terms of the Apache Exploration Program. POGC participated in each of these wells for various amounts ranging from 5% to 331/3%.

At POGC's invitation, we also agreed in April 2000, to spend $16.0 million to earn a 49% interest in the 300,000 acre Fences project area in western Poland. Apache declined to exercise its right to participate in the Fences project area.

During the latter part of 1999, we and Apache conducted discussions and negotiations toward a proposed acquisition by us and Apache of certain producing properties from POGC. Progress toward such an acquisition recently has slowed, but we believe all the parties remain interested in completing an acquisition.

Exploration Acreage Overview - Apache Exploration Program

     Lublin Basin

The 5.6 million acre Lublin Basin project area in central southeast Poland consists of exploration rights on approximately 5.0 million gross acres held by us and Apache and options to participate in 600,000 acres controlled by POGC. We and Apache have an option to participate, with up to a one-third interest each, in the exploration of the POGC option acreage. In turn, POGC has the option to participate in the exploration of the acreage that we and Apache hold, with up to a one-third interest, by participating in the first exploratory well on each 250,000 acre block.

The Lublin Basin has been explored extensively by POGC in recent years, resulting in the discovery of five fields. Additional wells drilled by POGC in the Lublin Basin have also encountered oil or gas shows. Seismic data analyzed to date and correlated with data from drilling logs and core samples from previous wells show a number of exploration leads within the area covered by the Lublin Basin project area. We and Apache have acquired over 2,000 kilometers of new 2-D seismic data and reprocessed over 5,400 kilometers of existing 2-D seismic data on the Lublin Basin project area to date. The seismic data, along with well log and core analysis data, were used to pick the first five exploratory well sites jointly drilled by us, Apache and POGC in the Lublin Basin project area.

The first four exploratory wells under the Apache Exploration Program, all drilled within the Lublin Basin project area during 1999, were nonproductive. In accordance with terms of the Apache Exploration Program, Apache covered all of our share of costs for all four wells. As discussed under "Recent Developments," on January 25, 2000, the Wilga 2, the fifth well in the Apache Exploration Program, was announced as an exploratory success. Initial production tests indicated a combined flow rate of 16.9 MMcf of gas and 570 Bbls of condensate per day from the Carboniferous at a depth of approximately 2,800 meters. In accordance with the Apache Exploration Program terms, Apache has paid all of our 45% share of costs to drill the Wilga 2. Apache has agreed to pay one-half of our 45% share of costs to drill the Wilga 3 (dry hole) and the Wilga 4
(now drilling). We will pay 45% of all other costs incurred in the Wilga project area.

     Pomeranian

The 3.5 million acre Pomeranian project area is located in northwestern Poland and consists of exploration rights on 2.2 million gross acres held by us and Apache and options on 1.3 million gross acres controlled by POGC. We and Apache have an option to participate, with up to a one-third interest each, in the exploration of the POGC option acreage. In turn, POGC has the option to participate in the exploration of the acreage we and Apache hold, with up to a one-third interest, by participating in the first exploratory well on each 250,000 acre block. The Pomeranian project area lies along the underexplored northern edge of the Permian trend in northwestern Poland. Although

POGC has made a few, mostly small oil and gas discoveries in this region, there still has been relatively little exploration and no significant oil and gas production to date. Stratigraphic test wells drilled by the Polish government have reported oil and gas shows. POGC has made available to us and Apache the existing seismic data and well logs and cores from the Pomeranian project area for reprocessing and analysis. We believe portions of the Pomeranian project area may be geologically similar to the BMB field to the southwest on which POGC has drilled approximately 22 commercial wells on a 3-D seismic-defined structure.

Since 1997, we and Apache have reprocessed existing seismic data and reviewed logs and cores made available by POGC. This study resulted in a number of exploration leads on which we gathered approximately 300 kilometers of additional 2-D seismic data in early 2000. After final processing and interpretation, we and Apache plan to drill our first exploratory well on this acreage during the second half of 2000. Our share of costs in this first well will be covered by Apache.

     Warsaw West

The 2.9 million acre Warsaw West project area is located adjacent to the northwest section of our Lublin Basin project area in central Poland and consists of exploration rights on 2.9 million gross acres held by us and Apache. POGC has no option to participate in the Warsaw West project area.

There has been no oil and gas production from the Warsaw West project area. We and Apache have recently completed gathering approximately 422 kilometers of 2-D seismic data and plan to drill one exploratory well during the second half of 2000 on the Warsaw West project area. Under terms of the Apache Exploration Program, Apache covered our share of costs to shoot approximately 422 kilometers of 2-D seismic data and will cover our share of costs in the first exploratory well.

     Carpathian

The 2.9 million acre Carpathian project area is located in southern Poland and comprises exploration rights on 1.4 million gross acres held by us and Apache and options on 1.5 million gross acres controlled by POGC. We and Apache have an option to participate, with up to a one-third interest each, in the exploration of the POGC option acreage. In turn, POGC has the option to participate in the exploration of the acreage that we and Apache own, with up to a one-third interest, by participating in the first exploratory well on each 250,000 acre block.

Oil and gas were first discovered in the Carpathian area in 1854. A limited number of deep wells drilled in recent years by POGC evidence additional possible reservoir potential within the area. Over the past few years, there have been several new oil and gas discoveries in the Carpathian region. Potential producing horizons within the Carpathian are Jurassic, Miocene, Cretaceous and Devonian.

During 1999, we elected to participate with a 5% interest in drilling the Andrychow 6, an exploratory well operated by POGC on its option acreage in southern Poland. The well tested a Devonian formation and was determined to be an exploratory dry hole during December 1999.

During the second quarter of 1999, we and Apache commenced testing and recompletion operations on the Lachowice Farm-in, an undeveloped gas discovery on a POGC concession located within the Carpathian project area. Under terms of the agreement, we and Apache agreed to pay the costs of testing three shut-in wells and, if warranted, additional wells and production infrastructure in order to earn a one-third interest each in the project. The test results from this project did not warrant constructing gathering and processing facilities. On May 4, 2000, we and Apache each turned the project back to POGC and terminated the Lachowice Farm-in.

We and Apache have identified several leads in the Carpathian project area based on reprocessed existing seismic data and are scheduled to acquire approximately 350 kilometers of 2-D seismic data and drill our first exploratory well in the Carpathian project area during 2001. Under terms of the Apache Exploration Program, Apache will pay our share of costs to shoot approximately 350 kilometers of 2-D seismic data and drill the first exploratory well.

POGC Exploration Acreage

     The Fences

The Fences project area comprises approximately 300,000 acres in a region of west central Poland where POGC has recently had several significant exploratory successes utilizing 3-D seismic data and applying western technology. POGC has discovered four productive fields that are adjacent to or surrounded by the Fences project area but are excluded from the Fences project area acreage. POGC currently has allocated limited funds for exploration in this area. Due to our close strategic relationship with POGC and our performance record to date in Poland, POGC invited us to fund and participate in further exploration of the Fences project area. We have previously referred to this project as the Radlin project area, the name of one of the POGC productive fields in the area.

On April 11, 2000, we signed an agreement with POGC under which we will earn a 49% working interest in approximately 300,000 gross acres in the Fences project area by spending $16.0 million on exploration and development activities. We have identified several separate exploration prospects in our project area based on POGC's existing seismic data and adjacent producing areas. Our first well in this project area, the Kleka 11, was announced as an exploratory success on June 28, 2000, after the well tested a calculated open flow rate of 34.3 MMcf of gas per day from the Rotliegendes at a depth of approximately 3,000 meters. As part of our commitment, we plan to shoot 200 or more kilometers of 3-D seismic data and drill approximately four additional wells. After we complete our work commitment, POGC will begin bearing its 51% of further costs. POGC is the operator of the Fences project area.

     Possible Additional Acquisition, Appraisal, Development and Exploration Projects

We and Apache have reviewed additional acquisition, appraisal, development and exploration projects for possible joint development and production operations on existing POGC discoveries, shut-in fields and underdeveloped properties in Poland. During the latter part of 1999, we and Apache conducted discussions and negotiations toward a proposed acquisition by us and Apache of certain properties from POGC. Progress toward a possible acquisition recently has slowed, but we believe all the parties remain interested in resuming discussions and completing an acquisition.

Other Polish Project Areas

     Baltic Project Area

The Baltic project area, which was our first concession in Poland, is located onshore near the Baltic Sea and consists of exploration rights covering approximately 900,000 net acres in northern Poland. The Baltic project area is part of the Baltic Platform geological region that covers the southeastern portion of the Baltic Sea, portions of the bordering onshore areas of northern Poland and areas to the northeast in the Kaliningrad district of Russia, Lithuania and Latvia. Approximately 34 onshore and offshore fields have been discovered in the Baltic Platform. Industry sources report that four of the largest fields in this region have produced an aggregate of over 150 MMBbls of high-grade oil through 1994.

During 1997, we drilled two wells in the Baltic project area. Neither of the wells yielded commercial quantities of oil and gas. We hold a 100% interest and have no further work commitment. There are no current plans to conduct exploratory work in the Baltic project area during 2000. However, recent reported Cambrian successes in southern Kaliningrad near the Polish border and developments in our Fences and Wilga project areas may encourage industry interest in participating with us in this concession.

     Sudety Project Area

On July 26, 1999, Homestake Mining Company completed its two-year, $1.1 million minimum exploration commitment and terminated its agreement with us to jointly explore for gold on our Sudety Project Area in southwestern Poland. We have discontinued further gold exploration in the Sudety project area.

Legal Framework for our Polish Operations

In 1994, Poland adopted the Geological and Mining Law, which specifies the process for obtaining domestic exploration and exploitation rights. All of our rights in Poland have been awarded pursuant to this law. Under the Geological and Mining Law, the concession authority enters into oil, gas and mining usufruct agreements that grant the holder the exclusive right to explore for and exploit the designated oil and gas or minerals for a specified period under prescribed terms and conditions. The holder of the mining usufruct must also acquire an exploration concession to obtain surface access to the exploration area by applying to the concession authority and providing the opportunity for comment by local governmental authorities. If a commercially viable discovery is made in an exploration concession area, it is necessary for the holder of the exploration concession license to obtain an exploitation concession license for a specific term by then applying to the concession authority and negotiating with local government authorities. The holder of a usufruct and exploration and exploitation concession licenses must also acquire rights to use the land from the surface owner.

The concession authority has granted us oil and gas exploration rights on the Lublin Basin, Carpathian, Pomeranian and Baltic project areas, granted Apache oil and gas exploration rights on the Warsaw West project area and granted POGC oil and gas exploration rights on the Fences project area and POGC option acreage. The agreements divide these areas into blocks, generally containing approximately 250,000 acres each. Concession licenses have been acquired for surface access to all areas that lie within existing usufructs. For concessions owned by us and/or Apache, the first three-year exploration period begins after the date of the last concession signed under each respective usufruct. We believe all material concession terms have been satisfied.

For concessions owned by us and/or Apache, each of the oil and gas usufructs divides exploration rights into successive exploration phases expiring in three and six years, respectively, after the grant of the last concession agreements covered by the applicable usufruct. A number of exploratory wells are required to be drilled during the first three-year and second three-year exploration phases, a minimum amount of 2-D seismic acquisition must be completed (except in the Baltic project area), and other expenditures must be made, all as set forth in the applicable usufructs, in order to retain an interest in each usufruct.

The dates of the last concession signed and work commitments for each of the usufructs owned by us and/or Apache are set forth in the following table:

                                                                           Work Commitment
                                                     -------------------------------------------------------------
                                                      First Three-          Second Three-               2-D
                        No. of       Date of Last      Year Phase             Year Phase              Seismic
    Project Area        Blocks(1)     Concession        Drilling             Drilling(2)            Acquisition
----------------------  ----------   --------------  ----------------  -------------------------  ----------------
Lublin Basin:
  Vistula...........        8          08/08/97        One well           One well per block         500 km
  Lublin Middle.....        7          06/30/98        Two wells          One well per block         500 km
  Block 298.........        1          06/30/98        One well           Two wells in usufruct      150 km
  Komarow...........       11          03/04/98        Two wells          One well per block         500 km
Carpathian..........       12          12/31/98        One well           Two wells in usufruct      350 km
Pomeranian..........       10          12/31/98        One well           Two wells in usufruct      600 km
Warsaw West(3)......       13          11/13/98        One well           Two wells in usufruct      1,500 km
Baltic..............       11          03/07/96        One well           One well in usufruct       None

(1) The Baltic project area includes one block that is approximately half the size of the other blocks. The Komarow usufruct includes three extra partial blocks adjacent to the border of Poland and the Ukraine.
(2) The drilling commitments in a block or area may be terminated by relinquishing such block or area at the end of the first three-year phase.
(3) The 2-D seismic acquisition requirements for the Warsaw West project area include 1,000 kilometers during the first three-year exploration period and 500 kilometers during the second three-year exploration period. 2-D seismic acquisition requirements for all other areas apply to the first three-year exploration period only.

We may relinquish our interest in any usufruct at any time without having to fulfill any remaining work commitments if we determine the oil and gas potential does not warrant further holding or exploration costs.

As of March 31, 2000, we had completed shooting all of the required 2-D seismic data on the Lublin Basin project area, drilled one exploratory well on the Vistula usufruct, one exploratory well on the Lublin Middle usufruct and two exploratory wells on the Baltic usufructs. We have also participated in drilling four other exploratory wells on the above project areas that were on concessions controlled by POGC and did not count towards the above referenced work commitments.

The annual training fees for Polish citizens and the estimated aggregate other fixed concession and usufruct fees over the respective usufruct's six-year exploration term, including the net amounts payable by us and Apache, are set forth in the following table:

                                                                             Concession and Usufruct Fees
                                                   Training Fees   -------------------------------------------------
                Project Area (1)                   Per Year (2)       Gross (3)          Net FX        Net Apache
  ----------------------------------------------  ---------------- -----------------  -------------- ---------------
  Lublin Basin:
    Vistula.....................................     $ 25,000         $  220,000               --      $ 220,000
    Lublin Middle...............................       25,000            224,000               --        224,000
    Block 298...................................        5,000             51,000               --         51,000
    Komarow.....................................       25,000            200,000               --        200,000
  Carpathian....................................       15,000            160,000               --        160,000
  Pomeranian....................................       25,000            250,000         $125,000        125,000
  Warsaw West...................................       25,000            390,000           97,500        292,500
  Baltic........................................       25,000            200,000          200,000             --
                                                  ---------------- -----------------  -------------- ---------------
      Total.....................................     $170,000         $1,695,000         $422,500     $1,272,500
                                                  ================ =================  ============== ===============

(1) There are no training, concession or usufruct fees applicable to the Fences project area.
(2) On the Lublin Basin and the Carpathian usufructs, Apache has committed to cover all training fees during the first three-year exploration period. We must cover our pro rata share of training fee costs on the Lublin and Carpathian usufructs during the second three-year exploration period. On the Carpathian, Pomeranian and Warsaw West usufructs, we must cover our pro rata share of training fees for the entire exploration period. On the Baltic project area, we must cover all training fees for the entire exploration period.
(3) As of July 10, 2000, all the required concession and usufruct costs in the Lublin Basin, Carpathian, Pomeranian and Warsaw West project areas had been fully paid. The Baltic usufruct includes payments of $33,333 per year over six years beginning March 7, 1996.

The Fences project area consists of portions of three exploratory oil and gas concessions (Koscian-Serem, Solec-Jarocin and Jaraczewo-Pogorzela concessions) controlled by POGC. Three producing areas are included within the three exploratory oil and gas concession boundaries (Radlin, Kleka and Kaleje exploitation concessions), but are excluded from the Fences project area. A fourth producing area, the Jarocin area, is adjacent to the Fences project area in a different POGC concession. The following table sets forth the exploration terms of each exploratory oil and gas concession:

                                                                     Six Year Exploration Period        Optional
                                                                  ----------------------------------
                          Concession                                 Beginning           End            Extension
----------------------------------------------------------------  ---------------- -----------------  --------------
Koscian-Serem...................................................      9/28/95          9/28/01          3 years
Solec-Jarocin...................................................      4/30/96          4/30/02          3 years
Jaraczewo-Pogorzela.............................................     11/19/96         11/19/02          3 years

We believe POGC has paid all required usufruct and concession fees and completed all material work commitments to date for the three exploratory oil and gas concessions included within the Fences project area.

If commercially viable oil or gas is developed, the concession owner would be required to apply for an exploitation concession, as provided by the usufructs, with a term of 30 years and so long thereafter as commercial production continues. Upon the grant of the exploitation concession, the concession owner may become obligated to pay a fee, to be negotiated within the range of 0.01% to 0.50% of the market value of the estimated recoverable reserves in place, payable in five equal annual installments. The concession owner would also be required to pay a royalty on any production, the amount of which will be set by the concession authority, within a range established on the base royalty rate for the mineral being extracted. The base royalty rate for oil and gas is currently 6%, but could be increased unilaterally to up to 10% (the current statutory maximum base royalty rate) by the Council of Ministers. The concession authority can set the royalty rate for any particular commercial production in a range between 50% and 150% of the base royalty rate, depending on the economic viability of such operation, but not to exceed the statutory maximum rate. Therefore, with the current base rate of 6% for oil and gas, the concession authority could establish the royalty rate between 3% and 9%. If, however, the base rate is increased to 10%, the current statutory maximum, the royalty rate would be between 5% and 15%. The royalty rate may vary for different producing fields and may be changed from time to time during the productive life of a field. Local governments will receive 60% of any royalties paid on production. The concession owner could be subject to significant delays in obtaining the consents of local authorities or satisfying other governmental requirements prior to obtaining an exploitation license.

Polish Joint Venture Structure. Within the framework of the Apache Exploration Program, Apache is the operator on areas controlled jointly by us and Apache. POGC is the operator on areas controlled by POGC. Even though we, Apache and POGC will conduct our activities jointly, we have agreed to treat our respective interests and obligations as separate, such that each company is responsible for providing its own funding for joint activities and is entitled to take and sell its share of oil and gas independently of the others. Customary western industry standard joint operating agreement terms, modified somewhat to conform to Polish technical requirements, govern the parties' respective actions, rights and obligations.

We and Apache have each created Polish subsidiaries to carry out our joint projects in Poland. We have created several wholly-owned spolka z o. s., a form of limited liability company, to hold all of our interests in Poland. For example, in the Vistula area in the western portion of the Lublin Basin project area containing eight exploration blocks, we and Apache are each 50% beneficial participants in a Polish limited liability company (the "Lublin LLC"), all of the title ownership of which has been assigned by us to the Lublin LLC, subject to the terms of the participation agreement. Prior to undertaking long-term production, an exploitation license must be applied for. The exploitation license will be owned by a newly created Polish entity that reflects the true beneficial ownership interests of all parties.

In other instances, we and Apache have paired our interests in Poland into several spolka jawnas, a form of registered joint operation, to hold record title to the various usufructs and concessions. For example, we and Apache are each 50% participants in a Polish spolka jawna that has been awarded usufructs and exploration concessions covering 16 exploration blocks in the Lublin Basin, the Carpathian and the Pomeranian project areas.

In the Fences project area, we and POGC will form a jointly owned Polish operating company that will hold record of title and operate the concessions included in the Fences project area in accordance with our respective beneficial property interests.

The ownership structure in Poland may be altered by us, Apache and POGC from time to time in response to developments in the Polish legal system to most accurately reflect their various agreements regarding jointly owned projects in Poland.

Domestic Properties and Activities

     Domestic Production

We currently produce oil domestically in Montana and Nevada. All of our producing properties, except for an exploratory discovery during 1997, were purchased during 1994. In Montana, we operate the Cut Bank and Bears Den fields and have an interest in the Rattlers Butte field, which is operated by an industry partner. In Nevada, we operate the Trap Spring and Munson Ranch fields and have an interest in the Bacon Flat field, which is operated by an industry partner. As of May 31, 2000, we had no producing activities outside the United States.

During 1999, we had average daily production of 460 gross Bbls (279 net). Our average sales price per Bbl was $15.35, with an average production cost per barrel of $9.50. We sell oil at posted field prices to one of several purchasers in each of our production areas. During the last three years, over 85% of our total oil sales was to CENEX, a regional refiner and marketer. Posted prices are published and are generally competitive among the various purchasers. The crude oil sales contracts may be terminated by either party upon 30 days' notice.

     Domestic Oil Reserves

All of our oil properties containing proved oil reserves are located in Montana and Nevada. All information set forth in this document regarding proved reserves, related future net revenues and PV-10 Value is taken from the report of Larry D. Krause, independent petroleum engineer, Billings, Montana. In accordance with SEC guidelines, our estimates of future net revenues from our proved reserves and the PV-10 Value were made using a sales price of $22.37, the weighted average oil sales price as of December 31, 1999, the date of such estimate, and held constant throughout the life of the properties. No estimates of reserves have been filed with or included in any report to any other federal agency during 1999.

Our estimated proved reserves by reserve category as of December 31, 1999 are detailed in the following table:

                                                                                              December 31, 1999
                                                                                          --------------------------
                                                                                           Oil (Bbl)    PV-10 Value
                                                                                          ------------  ------------
Developed Producing.....................................................................    738,790     $3,386,483
Developed Nonproducing..................................................................    341,162      2,073,667
                                                                                          ------------  ------------
Total Developed.........................................................................  1,079,952     $5,460,150
                                                                                          ============  ============

     Domestic Nonproducing Acreage

During 1996 and 1997, we acquired 16,875 acres of undeveloped oil and gas leases in the Williston Basin area of North Dakota. The Williston Basin area has established oil and gas production from numerous zones, including the Mississippian, Devonian, Silurian and Ordovician. We have identified several leads over our acreage and intend to pursue a strategic alliance with an industry partner to jointly explore the acreage.

     Drilling Rig and Well Servicing Equipment

In Montana, we have a drilling rig capable of drilling to a vertical depth of up to 6,000 feet, two well servicing rigs and other associated oilfield equipment. Historically, prior to late 1998, we utilized our drilling rig and well servicing equipment primarily on our producing oil properties in Montana. During late 1998, we shifted our emphasis away from our properties to third-party contract work in an effort to increase our domestic revenues.

Drilling Activities

The following table sets forth the wells drilled and completed by us during 1999, 1998 and 1997:

                                                                    Years Ended December 31,
                                                 ----------------------------------------------------------------
                                                         1999                  1998                  1997
                                                 --------------------- ---------------------  -------------------
                                                   Gross       Net      Gross        Net       Gross       Net
                                                 ---------- ---------- ---------  ----------  ---------  --------
Development Wells:
  Producing....................................     --         --          --         --        --          --
  Nonproducing.................................     --         --          --         --        --          --
                                                 ---------- ---------- ---------  ----------  ---------  --------
        Total..................................     --         --          --         --        --          --
                                                 ========== ========== =========  ==========  =========  ========
Exploratory Wells:
  Discoveries:
     Poland....................................      1.0        0.5        --         --        --          --
     United States.............................     --         --          --         --         1.0         0.1
  Exploratory Dry Holes:
     Poland....................................      5.0        1.6        --         --         2.0         1.5
     United States.............................     --         --          --         --         2.0         1.3
                                                 ---------- ---------- ---------  ----------  ---------  --------
        Total..................................      6.0        2.1        --         --         5.0         2.9
                                                 ========== ========== =========  ==========  =========  ========

The above table does not include the Kleka 11, Wilga 2, Wilga 3 and Wilga 4 wells. During the first half of 2000, the Kleka 11 and Wilga 2 were exploratory successes (0.5 net each), the Wilga 3 was an exploratory dry hole (0.5 net) and drilling commenced on the Wilga 4 (0.5 net) on June 17, 2000.

Wells and Acreage

As of December 31, 1999, we had 114 gross and 108 net producing oil wells, all of which are located in Montana and Nevada.

The following table sets forth our gross and net acres of developed and undeveloped oil and gas leases as of December 31, 1999:

                                                                Developed Acreage           Undeveloped Acreage
                                                             ------------------------   -----------------------------
                                                               Gross         Net           Gross            Net
                                                             ------------------------   -----------------------------
United States:
  North Dakota............................................          --           --         16,875          16,875
  Montana.................................................      10,732       10,418          1,150           1,057
  Nevada..................................................         400          128             37              16
                                                             -----------  -----------   -------------   -------------
     Total................................................      11,132       10,546         18,062          17,948
                                                             -----------  -----------   -------------   -------------

Poland:(1)...............................................
  Apache Exploration Program(2)
    Lublin Basin.........................................           --           --      5,000,000       2,500,000
    Carpathian...........................................           --           --      1,400,000         700,000
    Pomeranian...........................................           --           --      2,200,000       1,100,000
    Warsaw West..........................................           --           --      2,900,000       1,450,000
                                                             -----------  -----------   -------------   -------------
     Total...............................................           --           --     11,500,000       5,750,000

  Baltic Project Area....................................           --           --        900,000         900,000
                                                             -----------  -----------   -------------   -------------
    Total Polish acreage.................................           --           --     12,400,000       6,650,000

    Total Acreage(3).....................................       11,132       10,546     12,418,062       6,667,948
                                                             ===========  ===========   =============   =============

(1)  All Polish acreage is rounded to the nearest 100,000 acres.
(2) Gives effect to 50% beneficial ownership of Apache in the Lublin Basin, Carpathian, Pomeranian and Warsaw West project areas under our joint exploration arrangements with Apache under the Apache Exploration Program. Does not give effect to options on POGC controlled areas containing approximately 600,000 acres in the Lublin Basin project area, 1.5 million acres in the Carpathian project area and 1.3 million acres in the Pomeranian project area under the POGC option agreements.
(3) Excludes the 300,000 acre Fences project area where we signed an agreement with POGC on April 11, 2000, to earn a 49% interest by paying for the first $16.0 million of exploration costs.

Operational Hazards and Insurance

We are engaged in the drilling and production of oil and gas, and as such, our operations are subject to the usual hazards incident to the industry. These hazards include blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, releases of toxic gas and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

To lessen the effects of these hazards, we maintain insurance of various types to cover our domestic operations and maintain general liability coverage for our activities in Poland. We have $9.0 million of general liability insurance. Apache, as the operator of the Apache Exploration Program, is carrying $25.0 million of general liability insurance for joint operations on Polish areas in which we and Apache have interests. We have elected to be included on Apache's well control insurance policy for all jointly drilled wells to date in Poland. POGC, as operator of the Fences project area, is self-insured. Our seismic and drilling contractors are required to maintain insurance coverage for operations by them in Poland. There can be no assurance that we, Apache or POGC will be able to continue to obtain insurance coverage for current or future activities in Poland, or that any insurance obtained will provide coverage customary in either the industry or in the United States, or be comparable to the insurance now maintained by us, Apache and POGC, or be on favorable terms or at premiums that are reasonable. This insurance, moreover, does not cover all of the risks involved in oil and gas exploration, drilling and production and, if coverage does exist, may not be sufficient to pay the full amount of such liabilities. We may not be insured against all losses or liabilities that may arise from all hazards because such insurance may not be available at economic rates, the respective insurance policies may have limited coverage and other factors. For example, insurance against risks related to violations of environmental laws is not maintained. The occurrence of a significant adverse event that is not fully covered by insurance could have a materially adverse effect on us. Further, we cannot assure that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

Government Regulation

     Poland

Our activities in Poland are subject to political, economic and other uncertainties, including the adoption of new laws, regulations or administrative policies that may adversely affect us or the terms of our exploration or production rights; political instability and changes in government or public or administrative policies, export and transportation tariffs and local and national taxes; foreign exchange and currency restrictions and fluctuations; repatriation limitations; inflation; environmental regulations and other matters. These operations in Poland are subject to the Geological and Mining Law, as well as the Act of January 31, 1994, concerning the Protection and Management of the Environment, which are the primary statutes governing environmental protection. Agreements with the government of Poland respecting our project areas create certain standards to be met regarding environmental protection. Participants in oil and gas exploration, development and production activities generally are required to (1) adhere to good international petroleum industry practices, including practices relating to the protection of the environment; and (2) prepare and submit geological work plans, with specific attention to environmental matters, to the appropriate agency of state geological administration for its approval prior to engaging in field operations such as seismic acquisition, exploratory drilling and field-wide development. Poland's regulatory framework respecting environmental protection is not as fully developed and detailed as that which exists in the United States. We intend that our operations in Poland will be designed to meet good international petroleum industry practices and, as they develop, Polish requirements.

     United States - State and Local Regulation of Drilling and Production

Our exploration and production operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandoning of wells. Our operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells that may be drilled and the unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amounts of oil and natural gas we can produce from our wells and to limit the number of wells or the locations that we can drill.

Production of any oil and gas by us is affected to some degree by state regulations, some of which regulate the production and sale of oil and gas, including provisions regarding deliverability. Such statutes and related regulations are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir. Certain state authorities also regulate the amount of oil and gas produced by assigning allowable rates of production to each well or proration unit.

     Environmental Regulations

The federal government and various state and local governments have adopted laws and regulations regarding the control of contamination of the environment. These laws and regulations may require the acquisition of a permit by operators before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas and impose substantial liabilities for pollution resulting from our operations. These laws and regulations may also increase the costs of drilling and operation of wells. We may also be held liable for the costs of removal and damages arising out of a pollution incident to the extent set forth in the Federal Water Pollution Control Act, as amended by the Oil Pollution Act of 1990. In addition, we may be subject to other civil claims arising out of any such incident. As with any owner of property, we are also subject to clean-up costs and liability for toxic or hazardous substance that may exist on or under any of our properties. We believe that we are in compliance in all material respects with such laws, rules and regulations and that continued compliance will not have a material adverse effect on our operations or financial condition. Furthermore, we do not believe that we are affected in a significantly different manner by these laws and regulations than are our competitors in the oil and gas industry.

The Comprehensive Environmental Response, Compensation and Liability Act, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health damages or studies. Furthermore, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

The Resource Conservation and Recovery Act and regulations promulgated thereunder govern the generation, storage, transfer and disposal of hazardous wastes. This law, however, excludes from the definition of hazardous wastes "drilling fluids, produced waters and other wastes associated with the exploration, development, or production of crude oil, natural gas or geothermal energy." Because of this exclusion, many of our operations are exempt from these regulations. Nevertheless, we must comply with these regulations for any of our operations that do not fall within the exclusion.

The Oil Pollution Act of 1990 and regulations promulgated pursuant thereto impose a variety of regulations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. The Oil Pollution Act of 1990 establishes strict liability for owners of facilities that are the site of a release of oil into "waters of the United States." While liability more typically applies to facilities near substantial bodies of water, at least one district court has held that liability can attach if the contamination could enter waters that may flow into navigable waters.

Stricter standards in environmental legislation may be imposed on the oil and gas industry in the future, such as proposals made in Congress, and at the state level from time to time that would reclassify certain oil and natural gas exploration and production wastes as "hazardous wastes" and make the reclassified wastes subject to more stringent and costly handling, disposal and clean-up requirements. The impact of any such changes, however, would not likely be any more burdensome to us than to any other similarly situated company involved in oil and gas exploration and production.

     Federal and Indian Leases

A substantial part of our Montana producing properties is operated under oil and gas leases issued by the Bureau of Land Management or by certain Indian nations under the supervision of the Bureau of Indian Affairs. These activities must comply with rules and orders that regulate aspects of the oil and gas industry, including drilling and operating on leased land and the calculation and payment of royalties to the federal government or the governing Indian nation. Operations on Indian lands must also comply with applicable requirements of the governing body of the tribe involved including, in some instances, the employment of tribal members. We believe we currently comply with all material provisions of such regulations.

     Safety and Health Regulations

We must also conduct our operations in accordance with various laws and regulations concerning occupational safety and health. Currently, we do not foresee expending material amounts to comply with these occupational safety and health laws and regulations. However, since such laws and regulations are frequently changed, we are unable to predict the future effect of these laws and regulations.

Title to Properties

We rely on sovereign ownership of exploration rights and mineral interests by the Polish government in connection with our activities in Poland and have not conducted and do not plan to conduct any independent title examination. We consult with Polish legal counsel when doing business in Poland.

Nearly all of our United States working interests are held under leases from third parties. We typically obtain a title opinion concerning such properties prior to the commencement of drilling operations. We have obtained such title opinions or other third-party review on nearly all of our producing properties and believe that we have satisfactory title to all such properties sufficient to meet standards generally accepted in the oil and gas industry. Our United States properties are subject to typical burdens, including customary royalty interests and liens for current taxes, but we have concluded that such burdens do not materially interfere with our use of such properties. Further, we believe the economic effects of such burdens have been appropriately reflected in our acquisition cost of such properties and reserve estimates. Title investigation before the acquisition of undeveloped properties is less thorough than that conducted prior to drilling, as is standard practice in the industry.

Employees and Consultants

As of July 10, 2000, we had 36 employees, consisting of eight in Salt Lake City, Utah; 25 in Oilmont, Montana; one in Greenwich, Connecticut; and two in Houston, Texas. None of our employees is represented by a collective bargaining organization, and we consider our relationship with our employees to be satisfactory. In addition to our employees, we regularly engage technical consultants to provide specific geological, geophysical and other professional services.

Offices and Facilities

Our approximately 3,010 square feet of executive office space located at 3006 Highland Drive, Suite 206, Salt Lake City, Utah, are rented at $2,960 per month under a month-to-month agreement. We own a 16,160 square foot office building located at the corner of Central and Main in Oilmont, Montana. We use 4,800 square feet for our field office and rent the remaining space to unrelated third parties for $875 per month. We rent a small office suite for $1,400 per month in Warsaw, Poland, at Al. Jana Pawla II 29, as an office of record in Poland.

Legal Proceedings

We are not a party to any material legal proceedings, and to our knowledge, no such legal proceedings have been threatened against us.

                             The Republic of Poland

The Republic of Poland, with a population of about 40 million people, peacefully asserted its independence in 1989 and adopted a new constitution that established a parliamentary democracy. Poland's comprehensive economic reform programs and stabilization measures implemented since 1989 have enabled it to move toward a free market economy that is currently one of the fastest growing in eastern Europe, with annual growth rates of 5% to 7%, even though recent growth has slowed somewhat. Poland experienced relatively high levels of inflation in the early 1990s, but inflation has fallen to less than 12% and 10% per annum during 1998 and 1999, respectively. Demand growth appears strong with a growing economy and a commitment to convert power plants from lignite to gas in order to meet the clean air standards required for European Union membership.

Poland recently joined NATO and is poised to join the European Union within the next few years. Poland's international trade has also undergone significant progress. Its economic ties have turned from the east to the west, with most of its current international trade with the countries of the European Union. The Polish government credits foreign investment as a forceful growth factor, generating over one third of the country's total investment and acting as a powerful restraint on unemployment. Cumulating foreign direct investment flows to Poland aggregated $38.9 billion through the end of 1999. The Polish Foreign Investment Agency, or PAIZ, expects Poland to receive $10.0 to $12.0 billion of foreign direct investment during 2000, compared to $8.3 billion for 1999 and $10.0 billion in 1998. German companies were the largest foreign investors in Poland with a cumulative $6.1 billion, followed by U.S. companies with $5.2 billion and France with $2.4 billion. PAIZ reports that, as of the end of 1999, the largest foreign investors are South Korea's Daewoo Group ($1.6 billion), Italy's Fiat ($1.5 billion) and France's Vivendi ($1.2 billion). Almost half of cumulative foreign direct investment was in production ($17.3 billion), of which $4.6 billion was for food production and $4.4 billion was for vehicle production. Other significant categories include financial services ($7.7 billion), trade and repair services ($3.4 billion) and construction ($1.9 billion).

Since the 1850s when oil was first commercially produced in Poland, in excess of 122 MMBbls of oil and 2.6 Tcf of gas in the southeastern Carpathian region and 24 MMBbls of oil and 2.3 Tcf of gas in the southwestern Polish Lowlands have been produced to date. Over the last several decades, the exploration and development of Poland's oil and gas resources have been hindered by a combination of foreign influence, a centrally controlled economy, limited financial resources and a lack of modern exploration technology. Poland currently imports approximately 98% of its oil, primarily from countries of the former Soviet Union and the Middle East, and approximately 60% of its natural gas, primarily from countries of the former Soviet Union. Poland is about the size of New Mexico and contains approximately 77.3 million acres. As of July 10, 2000, we have exploration rights to approximately 16.1 million of those acres.

Poland has crude oil pipelines traversing the country and a network of gas pipelines serving major cities, commercial and industrial areas and many gas production areas, including significant portions of our exploratory acreage. Poland has a well-developed infrastructure of hard-surfaced roads and railways over which we believe oil produced could be transported for sale. There are refineries in Gdansk and Plock in Poland and one in Germany near the western Polish border that we believe could process crude oil produced in Poland. We will most likely incur substantial expenditures for constructing and operating facilities to gather and transport any oil and gas produced from our properties, including the recently discovered Wilga field.

Since its relatively recent transition to a market economy and pluralistic political system, Poland is continuing to experience significant political changes and economic growth. Poland has developed and is refining legal and regulatory systems characteristic of parliamentary democracies with interpretation and procedural safeguards to ensure the rule of law.

Poland's legal framework and fiscal regime for oil and gas production are attractive, as Poland has intentionally sought to entice foreign companies to offset its own lack of sufficient capital to develop the country's oil and gas resources.

The Polish government is currently negotiating with the European Union regarding Poland's application to become a member state of the European Union. The Polish government has generally taken steps to harmonize Polish legislation with that of the European Union in anticipation of Poland's entry into the European Union and to facilitate interaction with European Union members.

In July 1995, Poland's Council of Ministers approved a program to restructure and privatize the Polish petroleum sector. Although no single program or specific timeline has been established for privatizing the exploration and production divisions of POGC, the increased participation by Western companies using Western capital to undertake oil and gas exploration and to develop and produce existing reserves is consistent with the approved privatization policy.

The Polish corporate income tax rate is 30% for 2000 and 28% for 2001. Further reductions in the income tax rate of 2% per year may be enacted down to a rate of 22%. In some circumstances, tax relief may be available for certain qualifying capital investments which provide deductions during the initial years of operation.

                                   Management

General

Our articles of incorporation provide that the board of directors shall be divided into three classes, with each class as equal in number as practicable. One class is to be elected each year for a three-year term. Officers serve at the pleasure of the board of directors.

Executive Officers and Directors

The following table sets forth our directors, executive officers and other significant employees, their ages, all offices and positions with our company and each respective term of directorship as of July 10, 2000.

                                      Term
           Name               Age    Expires              Title
           ----               ---    -------              -----

David N. Pierce............   53       2002    Chairman of the Board, President
                                               and Chief Executive Officer(1)
Andrew W. Pierce...........   52       2000    Vice-President, Chief Operations
                                               Officer and Director(1)
Scott J. Duncan............   51       2001    Vice-President, Secretary and
                                               Director
Thomas B. Lovejoy..........   64       2001    Vice-Chairman, Chief Financial
                                               Officer and Director(2)
Jerzy B. Maciolek..........   49       2000    Vice-President, International
                                               Exploration and Director
Dennis L. Tatum............   39       2002    Vice-President, Treasurer and
                                               Director
Peter L. Raven.............   61       2002    Director(1)(2)
Jay W. Decker..............   48       2000    Director(1)(2)
Dennis B. Goldstein........   54       2001    Director(1)(2)
-----------------------
(1) Member of the Rights Redemption Committee. See "Description of Capital Stock-Preferred Stock."
(2)  Member of the Compensation and Audit Committees.

David N. Pierce has been our president, director and chairman since 1992. Previously, he was president and director of our predecessor, Frontier Exploration Company, co-founded with his brother, Andrew W. Pierce, in January 1989, which was acquired by us in 1992. Mr. Pierce is a graduate of Princeton University and Stanford Law School.

Andrew W. Pierce has been our vice-president and director since 1992. Previously, he was vice-president and director of our predecessor, Frontier Exploration Company, co-founded with his brother, David N. Pierce, in January 1989, which was acquired by us in 1992.

Scott J. Duncan has been our vice-president and director since May 1993, and served as treasurer between 1993 and 1998 and secretary since 1998. Mr. Duncan was a financial consultant to us from our inception in 1992 through April 1993, when he became a full-time employee. Scott Duncan is a graduate of the University of Utah School of Business.

Thomas B. Lovejoy has been our vice-chairman of the board of directors and a consultant to us since 1995. Mr. Lovejoy has been the principal of Lovejoy Associates, Inc., Greenwich, Connecticut, which provides financial strategic advice respecting private placements, mergers and acquisitions since 1992. Mr. Lovejoy has been a director of Scaltech, Inc., Houston, Texas, a processor of petroleum refinery oil waste since 1993. From 1989 to 1992, Mr. Lovejoy was the managing director and head of the Natural Resource, Mining and Utility Groups of Prudential Securities, Inc., and from 1980 to 1988, he was managing director and head of the Energy and Natural Resources Group of Paine Webber, Inc., New York City. Mr. Lovejoy received a B.S. from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

Jerzy B. Maciolek has been employed by us since September 1995, and since that time has been instrumental in our exploration efforts in Poland. Jerzy Maciolek is a member of the advisory board of POGC. Prior to his employment with us, Mr. Maciolek was a private consultant for over five years, including consulting on the oil and gas potential of Poland and Kazakhstan, translating and interpreting geological and geophysical information for several integrated oil and gas potential reports on Poland and Kazakhstan and developing applied integrated geophysical interpretations over gold mines in Nevada, California and Mexico. He has provided consulting services to us regarding exploration projects in the western United States and Poland since 1992. Mr. Maciolek obtained a M.S. degree in exploration geophysics from the Mining and Metallurgy Academy in Krakow, Poland.

Dennis L. Tatum is our vice-president and treasurer. Mr. Tatum joined us in March 1997 as controller prior to becoming treasurer in December 1998. From 1989 to 1997, he was employed by Zilkha Energy, Houston, Texas, a private oil and gas firm with interests in the Gulf of Mexico, where he was instrumental in overseeing joint ventures. Mr. Tatum received a B.B.A. in accounting from the University of Texas at Tyler in 1983 and a CPA certificate from the state of Texas in 1984.

Peter L. Raven is a retired former president of American Ultramar. From 1957 through 1985, he held various positions with Ultramar, PLC, London, England, a fully integrated oil and gas company, and its U.K. and U.S. subsidiaries, including chief financial officer of Ultramar, PLC. From 1985 through 1988, he was executive vice-president, and from 1988 through 1992, president of American Ultramar. Mr. Raven is a graduate of the Downside School in England, the Institute of Chartered Accountants in 1962, and the Harvard Business School Advanced Management Program in 1987.

Jay W. Decker has been president of Patina Oil & Gas Corporation, an independent oil company, Denver, Colorado, since March 1998, and director of our company since May 1996. From September 1995 through March 1998, he was executive vice-president and a director of Hugoton Energy Corporation, Denver, Colorado, an independent oil company. From 1989 until its merger into Hugoton, Mr. Decker was president and chief executive officer of Consolidated Oil & Gas, Inc., Denver, Colorado. Mr. Decker received a B.S. degree from the University of Wyoming.

Dennis B. Goldstein is corporate counsel, assistant secretary and manager of land services for Homestake Mining Company, San Francisco, California, a large international gold mining company, where he has been employed since 1976. Mr. Goldstein is a graduate of Brown University and Stanford University Law School, was a Graduate Fellow in comparative law at the University of Florence, Italy, and attended the Stanford Executive Program at Stanford University's Graduate School of Business.

     Committees of the Board

There are three committees of the Board of Directors: the Audit Committee, the Compensation Committee and the Rights Redemption Committee. The members of the each of these committees are indicated in the previous table.

Certain Relationships and Related Transactions

Unless otherwise indicated, the terms of the following transactions between related parties were not determined as a result of arm's length negotiations.

     Consulting Agreements

From 1997 through April 1999, we engaged Lovejoy and Associates, a consulting company owned by Thomas B. Lovejoy, one of our directors, to advise us respecting future financing alternatives and possible sources of debt and equity financing, with particular emphasis on funding for our Poland activities and our relationship with the investment community. Under this arrangement, we paid Lovejoy and Associates $120,000, $200,000 and $60,000 during 1997, 1998 and
1999, respectively. During 1999, the consulting agreement was terminated when Mr. Lovejoy became our chief financial officer. We engage Dennis B. Goldstein to provide special legal services from time to time at an hourly rate, not to exceed an aggregate of $60,000 per year.

     Officer Loans

On February 17, 1998, two of our executive officers and directors, David N. Pierce and Andrew W. Pierce, exercised options expiring May 1998 to purchase 300,000 shares of common stock at $1.50 per share. Each of those officers paid the cost of exercising the options by using a bonus credit of $100,000 awarded to him during 1997 and signing a full recourse note payable to us for $125,000, bearing interest at 7.7%. On April 10, 1998, in consideration of the agreement of the two officers to refrain from selling common stock in market transactions, we agreed to advance the officers, on a nonrecourse basis, additional funds to cover their tax liabilities and other amounts. As of December 31, 1999, the notes receivable and accrued interest totaled $2,036,385. We have no commitment to advance additional funds to the officers.

In consideration of extending the term of the loans from December 31, 1999 through December 31, 2000, the officers agreed that if the average closing price of the common stock for five consecutive trading days results in a value of the collateral equal to or above the total principal and accrued interest balances, the officers will repay the loans within 45 days either in cash or by tendering to us that number of shares which, at the average closing price for the previous five consecutive trading days, equals the principal and interest then accrued.

The notes receivable and accrued interest are collateralized by 233,340 shares of common stock. In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," we recorded an impairment allowance of $670,371 as of March 31, 2000, based on the value of the underlying collateral. We will adjust the impairment allowance quarterly based on the market value of the collateral shares.

Executive Compensation

     Summary compensation

The following table sets forth for our last three fiscal years the annual and long-term compensation earned by, awarded to or paid to the person who was our chief executive officer and each of our four other highest compensated executive officers as of the end of the last fiscal year (the "Named Executive Officers").

                                                                             Long Term Compensation
                                                                        ----------------------------------
                                         Annual Compensation                    Awards           Payouts
                                 -------------------------------------  -----------------------  ---------
                                                             Other      Restricted  Securities             All Other
                        Year                                Annual        Stock     Underlying     LTIP     Compen-
      Name and          Ended                  Bonus        Compen-     Award(s)     Options/    Payouts     sation
 Principal Position    Dec 31    Salary ($)   ($) (1)     sation ($)       ($)      SARs(#)(5)     ($)       ($)(6)
---------------------  --------  ----------- -----------  ------------  ----------  -----------  --------- -----------
David N. Pierce.....    1999     $197,466     $242,983    $      --        --          60,000       --        7,409
  President (CEO)       1998      185,600      185,760      100,000(2)     --          60,000       --           --
                        1997      153,256      185,760           --        --          55,000       --           --

Andrew W. Pierce....    1999     $146,951     $151,307    $      --        --          50,000       --        9,228
  Vice-President        1998      134,400      115,200      100,000(2)     --          50,000       --           --
  (COO)                 1997      114,267      115,200           --        --          45,000       --           --

Thomas B. Lovejoy...    1999     $146,951     $151,307    $    --(4)       --          50,000       --        5,878
  Vice-Chairman         1998           --           --         --(4)       --              --       --           --
  (CFO)                 1997           --           --         --(4)       --              --       --           --

Scott J. Duncan.....    1999     $114,806     $118,209    $    --          --          50,000       --        7,325
  Vice President        1998      105,000       90,000         --          --          50,000       --           --
  Secretary             1997       88,750       90,000         --          --          45,000       --           --

Jerzy B. Maciolek...    1999     $146,951     $151,307     $100,000(3)     --          50,000       --        7,149
  Vice-President        1998      134,400      115,200      100,000(3)     --          50,000       --           --
  Exploration           1997      113,600      115,200           --        --          45,000       --           --

--------------------------
(1) All 1999 bonuses were approved by our board of directors on November 1, 1999 and accrued as of December 31, 1999. 25% of the accrued bonus was paid on February 15, 2000.
(2) During 1998, David N. Pierce and Andrew W. Pierce applied a $100,000 bonus, which was awarded to them during 1997, against their exercise of stock options to purchase 150,000 shares each. See "Certain Relationships and Related Transactions."
(3) During 1998 and 1999, Jerzy B. Maciolek was awarded a $100,000 bonus each year to be used against future stock option exercises or payable in cash in the event his employment with us is terminated. At the end of 1999, Mr. Maciolek had not used the $200,000 bonus.
(4)  Excludes $60,000, $200,000 and $120,000 paid during 1999, 1998 and 1997, respectively, to Lovejoy and Associates, a consulting firm owned by Mr. Lovejoy, prior to Mr. Lovejoy becoming our chief financial officer during 1999.
(5)  Includes stock options only.
(6) Consists of our contributions under our 401(k) plan. No material benefits are payable on retirement under this plan, which was initiated in 1999.

     Option/SAR Grants in Last Fiscal Year

The following table sets forth information respecting all individual grants of options and stock appreciation rights ("SARs") made during the last completed fiscal year to our Named Executive Officers.

                            Number
                              of           % of Total
                          Securities      Options/SARs                                Potential Realizable Value at
                          Underlying       Granted to                                  Assumed Rates of Share Price
                         Options/SARs      Employees     Exercise or                 Appreciation for Option Term ($)
                           Granted       During Fiscal    Base Price    Expiration  ---------------------------------
         Name              (no.)(1)         Year(1)       ($/share)        Date            5%              10%
----------------------- ---------------  --------------- ------------- ------------- ---------------  ---------------
David N. Pierce              60,000           14.0%         $5.750       11/01/06       $140,520          $327,360
Andrew W. Pierce             50,000           11.6           5.750       11/01/06        117,100           272,800
Thomas B. Lovejoy            50,000           11.6           5.750       11/01/06        117,100           272,800
Scott J. Duncan              50,000           11.6           5.750       11/01/06        117,100           272,800
Jerzy B. Maciolek            50,000           11.6           5.750       11/01/06        117,100           272,800

---------------------------
(1)  Includes stock options only.

     Aggregate Option/SAR Exercises in Last Fiscal Year and Year-End Option/SAR Values

The following table sets forth information respecting the exercise of options and SARs during the last completed fiscal year by our Named Executive Officers and the fiscal year-end values of unexercised options and SARs.

                                                             Number of Securities         Value of Unexercised
                                                            Underlying Unexercised    In-the-Money Options/SARs at
                                                            Options/SARs at FY End               FY End
                              Shares                                 (no.)                         ($)
                            Acquired on         Value            Exercisable/                 Exercisable/
          Name            Exercise (no.)    Realized ($)         Unexercisable              Unexercisable(1)
------------------------- ----------------  --------------  ------------------------  ------------------------------
David N. Pierce                 --               --          706,667 / 118,333(2)            $ 1,425,000 / $ --
Andrew W. Pierce                --               --           661,667 / 98,333(3)              1,306,250 /   --
Thomas B. Lovejoy               --               --           461,667 / 98,333(4)               831,250 /    --
Scott J. Duncan                 --               --           151,667 / 98,333(5)               118,750 /    --
Jerzy B. Maciolek               --               --          361,668 / 148,332(6)               581,250 /    --
-------------------------

(1) Based on the closing sales price for the common stock of $5.06 on December 31, 1999.
(2) Consists of options to purchase 500,000 shares of common stock becoming exercisable in installments of 100,000 shares per year commencing June 1, 1995, at an exercise price of $3.00 per share, expiring June 9, 2004; 100,000 shares of common stock at an exercise price of $3.00 per share, expiring October 5, 2000; 50,000 shares of common stock at an exercise price of $8.875 per share expiring November 4, 2001; 55,000 shares of common stock becoming exercisable in installments of 18,333 shares per year commencing December 1, 1998, at an exercise price of $6.625 per share, expiring November 30, 2004; 60,000 shares of common stock becoming exercisable in installments of 20,000 shares per year commencing November 10, 1999, at an exercise price of $8.625 per share, expiring November 10, 2005; and 60,000 shares of common stock becoming exercisable in installments of 20,000 shares per year commencing November 1, 2000, at an exercise price of $5.75 per share, expiring November 1, 2006.
(3) Consists of options to purchase 500,000 shares of common stock becoming exercisable in installments of 100,000 shares per year commencing June 1, 1995, at an exercise price of $3.00 per share, expiring June 9, 2004; 50,000 shares of common stock at an exercise price of $3.00 per share, expiring October 5, 2000; 65,000 shares of common stock at an exercise price of $8.875 per share, expiring November 4, 2001; 45,000 shares of common stock becoming exercisable in installments of 15,000 shares per year commencing on December 1, 1998, at an exercise price of $6.625 per share, expiring November 30, 2004; 50,000 shares of common stock becoming exercisable in installments of 16,667 shares per year commencing on November 10, 1999, at an exercise price of $8.625 per share, expiring November 10, 2005; and 50,000 shares of common stock becoming exercisable in installments of 16,667 shares per year commencing November 1, 2000, at an exercise price of $5.75 per share, expiring November 1, 2006.
(4) Consists of options to purchase 150,000 shares of common stock becoming exercisable on August 3, 1995, at an exercise price of $3.00 per share, expiring August 3, 2000; 100,000 shares of common stock becoming exercisable on August 3, 1995, at an exercise price of $3.00 per share, expiring August 3, 2001; 100,000 shares of common stock becoming exercisable on August 3, 1995, at an exercise price of $3.00 per share, expiring August 3, 2002; 65,000 shares of common stock at an exercise price of $8.875 per share, expiring November 4, 2001; 45,000 shares of common stock becoming exercisable in installments of 15,000 shares per year commencing on December 1, 1998, at an exercise price of $6.625 per share, expiring November 30, 2004; 50,000 shares of common stock becoming exercisable in installments of 16,667 shares per year commencing on November 10, 1999, at an exercise price of $8.625 per share, expiring November 10, 2005; and 50,000 shares of common stock becoming exercisable in installments of 16,667 shares per year commencing November 1, 2000, at an exercise price of $5.75 per share, expiring November 1, 2006.
(5) Includes options to purchase 50,000 shares of common stock at an exercise price of $3.00 expiring October 5, 2000; 55,000 shares of common stock at an exercise price of $8.875 per share, expiring November 4, 2001; 45,000 shares of common stock becoming exercisable in installments of 15,000 shares per year commencing December 1, 1998, at an exercise price of $6.625 per share, expiring November 30, 2004; 50,000 shares of common stock becoming exercisable in installments of 16,667 shares per year commencing on November 10, 1999, at an exercise price of $8.625 per share, expiring November 10, 2005; and 50,000 shares of common stock becoming exercisable in installments of 16,667 shares per year commencing November 1, 2000, at an exercise price of $5.75 per share, expiring November 1, 2006.
(6) Includes options to purchase 150,000 shares of common stock at any time through August 30, 2000, at an exercise price of $1.50; 65,000 shares of common stock at an exercise price of $8.875 per share through November 4, 2001; 50,000 shares of common stock becoming exercisable in installments of 16,667 shares per year commencing on May 12, 1998, at an exercise price of $8.25 per share, expiring May 11, 2004; 100,000 shares of common stock becoming exercisable in installments of 33,333 shares per year commencing on July 18, 1998, at an exercise price of $7.25 per share, expiring July 17, 2004; 45,000 shares of common stock becoming exercisable in installments of 15,000 shares per year commencing December 1, 1998, at an exercise price of $6.625 per share, expiring November 30, 2004; 50,000 shares of common stock becoming exercisable in installments of 16,667 per year commencing on November 10, 1999, at an exercise price of $8.625 per share, expiring November 10, 2005; and 50,000 shares of common stock becoming exercisable in installments of 16,667 shares per year commencing November 1, 2000, at an exercise price of $5.75 per share, expiring November 1, 2006.

     Directors' Compensation

We pay our nonemployee directors $18,000 per year and have historically granted them stock options to purchase our common stock. We also reimburse our directors for costs they incur in attending meetings of the board of directors and our committees. We do not pay any separate compensation to employees who serve on the board of directors.

During 1999, we paid Lovejoy and Associates, a consulting firm owned by Thomas
B. Lovejoy, $60,000 prior to Mr. Lovejoy becoming our chief financial officer; we paid Peter L. Raven a cash fee of $18,000 and granted him seven-year options to purchase 10,000 shares of common stock at $5.75 per share; we paid Jay W. Decker a cash fee of $18,000 and granted him seven-year options to purchase 10,000 shares of common stock at $5.75 per share; and we paid Dennis B. Goldstein a cash fee of $16,500 and granted him seven-year options to purchase 16,000 shares of common stock at a weighted average exercise price of $6.13 per share. The exercise prices of the foregoing options are equal to the market price of the common stock as of the date of each grant.

     Employment Agreements, Termination of Employment and Change in Control

We have entered into executive employment agreements with each of the executive officers named in the Summary Compensation Table, except for Thomas B. Lovejoy. Each employment agreement is for a three-year term and is automatically extended for an additional year on the anniversary date of such agreement. Annual salaries during 2000 are David N. Pierce, $218,568; Andrew W. Pierce, Thomas B. Lovejoy and Jerzy B. Maciolek, $162,655 each, and Scott J. Duncan, $127,075. In addition, the executive officers may receive such bonuses or incentive compensation as the board of directors or compensation committee may deem appropriate. Each agreement provides that the board of directors or compensation committee may increase the base salary under the agreements at the beginning of each year, with such increases to be at least 7.5% for David N. Pierce, Andrew
W. Pierce and Scott J. Duncan. Each executive officer is entitled under his employment agreement to certain continuation of compensation in the event the agreement is terminated upon death or disability or if we terminate the agreement other than for cause.

In addition to the foregoing terms, Mr. Maciolek's employment agreement provides for annual bonuses of $100,000, payable in cash, stock or options, as may be determined by the board of directors or the compensation committee, based on the progress of projects on which Mr. Maciolek is primarily engaged. On each of May 12, 1998, 1999 and 2000, Mr. Maciolek received a bonus in the form of a $100,000 credit that may be applied against the exercise of his options to purchase common stock or be paid in cash if his employment with us is terminated.

Each executive employment agreement provides that, on the occurrence of a change of control event, the employee may terminate the agreement. In the event of such termination, the employee is entitled to a termination payment equal to 150% of his annual salary (100% in the case Jerzy B. Maciolek) and the value of previously granted employee benefits. Additionally, we are required to maintain certain benefits and, in the case of David N. Pierce, Andrew W. Pierce and Scott
J. Duncan, repurchase outstanding options. Options held by Jerzy B. Maciolek will immediately vest on such termination. For purposes of the foregoing, a change of control shall exist on any of the following events: (i) our sale of all or substantially all of our assets; (ii) a transaction or series of transactions resulting in a single person or group of persons under common control owning 25% of the outstanding common stock; (iii) a change in the composition of the board of directors so that more than 50% of the directors are persons neither nominated nor elected by the board of directors or any authorized committee; (iv) our decision to terminate our business and liquidate our assets; or (v) a merger or consolidation in which our existing stockholders own less than 50% of the outstanding voting shares of the surviving entity.

     Options Granted to Officers, Directors, Employees and Consultants

We currently have outstanding options to purchase an aggregate of 3,896,501 shares that have been granted to our officers, directors, employees and consultants. Of such options, 587,334 contain vesting limitations contingent on continuing association with us. These options are exercisable at prices ranging between $1.50 and $10.25 per share. Options issued to executive officers and directors contain terms providing that in the event of a change in control as described above and at the election of the option holder, the unexercised options will be canceled, and we will pay to the option holder an amount equal to the number of unexercised options multiplied by the amount by which the fair market value of the common stock as of the date preceding the change of control event exceeds the option exercise price. The grants of options to officers and directors were not the result of arm's length negotiations.

                             Principal Stockholders

The following table sets forth, as of July 10, 2000, the name, address and shareholdings of each person who owns of record, or was known by us to own beneficially, 5% or more of the common stock currently issued and outstanding; the name and shareholdings of each director; and the shareholdings of all executive officers and directors as a group. Unless otherwise indicated, all shares consist of common stock, and the named person or group owns all such shares beneficially and of record. Options include only vested amounts; unvested options are excluded.

                      Directors and Principal Stockholders

                                                                                                    Percentage of
                   Beneficial Owner                      Nature of Ownership       Amount(1)         Ownership(2)

   David N. Pierce...................................    Common Stock                200,493(3)             1.1%
                                                         Options                     706,667(6)             3.8
                                                                                 -------------
                                                           Total                     907,160                4.9

   Andrew W. Pierce..................................    Common Stock                200,500                1.1
                                                         Options                     661,667(6)             3.6
                                                                                 -------------
                                                           Total                     862,167                4.7

   Scott J. Duncan...................................    Common Stock                175,500(5)             1.0
                                                         Options                     151,667(6)             0.8
                                                                                 -------------
                                                           Total                     327,167                1.8

   Thomas B. Lovejoy.................................    Common Stock                527,367(4)             3.0
                                                         Options                     461,667(6)             2.5
                                                                                 -------------
                                                           Total                     989,034                5.4

   Jerzy B. Maciolek.................................    Options                     378,334(6)             2.1

   Dennis L. Tatum...................................    Common Stock                  2,500               --
                                                         Options                      46,801(6)             0.3
                                                                                 -------------
                                                           Total                      49,301                0.3

   Peter L. Raven....................................    Common Stock                 40,000                0.2
                                                         Options                      12,000(6)             0.1
                                                                                 -------------
                                                           Total                      52,000                0.3

   Jay W. Decker.....................................    Options                      12,000(6)             0.1

   Dennis B. Goldstein...............................    Common Stock                  5,400(7)            --
                                                         Options                       2,000               --
                                                                                 -------------
                                                           Total                       7,400               --

   All Executive Officers............................    Common Stock              1,151,760                6.5
      and Directors as a                                 Options                   2,432,803               12.0
                                                                                 -------------     -----------------
      Group (9 persons)                                    Total                   3,584,563               17.8
                                                                                 =============

-----------------------------
(1) Except as otherwise noted, shares are owned beneficially and of record, and such record stockholder has sole voting, investment and dispositive power.
(2) Calculations of total percentages of ownership outstanding for each individual assume the exercise of currently vested options held by that individual to which the percentage relates. Percentages calculated for totals of all executive officers and directors as a group assume the exercise of all vested options held by the indicated group.
(3) Includes 48,000 shares held by David N. Pierce as custodian for minor children. Mr. Pierce is deemed to hold or share voting and dispositive power over all of such shares. Excludes 19,000 shares held by Mr. Pierce's wife, Mary Phillips, and 23,000 held by Mary Phillips as custodian for an adult child, of which Mr. Pierce disclaims beneficial ownership.

(4) Includes 41,000 shares held in trust for the benefit of Thomas B. Lovejoy's children, 49,500 shares held in Mr. Lovejoy's IRA account, 10,000 shares held by Mr. Lovejoy's spouse's IRA account and 210,000 shares held by Lovejoy Associates, Inc. (of which Mr. Lovejoy is sole owner). Mr. Lovejoy is deemed to hold dispositive power over all of such shares. Mr. Lovejoy's address is 48 Burying Hill Road, Greenwich CT 06831.
(5) Includes 123,000 shares held by Scott J. Duncan jointly with his wife, Cathy H. Duncan; 7,000 shares held solely by Cathy H. Duncan and 48,000 shares held by Cathy Duncan as custodian for minor children. Mr. Duncan is deemed to hold or share voting and dispositive power over all of such shares.
(6) These vested options give the holders the right to acquire shares of common stock at prices ranging from $1.50 to $10.25 per share with various expiration dates ranging from August 2000 to December 2006.
(7) Includes 400 shares held by Dennis B. Goldstein as custodian for a minor child. Mr. Goldstein is deemed to hold or share voting and dispositive power over all of such shares.

                          Description of Capital Stock

We are authorized to issue 30,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock (including 500,000 shares of Series A Preferred Stock), $0.001 par value. The board of directors has proposed to the stockholders at the 2000 annual meeting an amendment to the articles of incorporation to increase the authorized common stock to 100,000,000 shares.

Common Stock

As of July 10, 2000, we had 17,818,003 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of common stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders is able to elect the entire board of directors, and if they do so, minority stockholders would not be able to elect any members to the board of directors. Our bylaws provide that a majority of our issued and outstanding shares constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

Our stockholders have no preemptive rights to acquire additional shares of common stock or other securities. Our common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of our company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on the common stock in the foreseeable future. In certain cases, common stockholders may not receive dividends, if and when declared by the board of directors, until we have satisfied our obligations to any preferred stockholders.

As of July 10, 2000, we had reserved for issuance on exercise of options and warrants at exercise prices ranging from $1.50 to $10.25 an aggregate of 4,146,167 shares of common stock consisting of 3,124,347 shares issuable on the exercise of outstanding options and warrants with a weighted average exercise price of $5.25 per share, and 1,021,820 shares issuable on the exercise of options previously granted but not yet exercisable at a weighted exercise price of $6.90 per share.

The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing stockholders, and it is likely that additional securities will be issued to provide future financing. The issuance of additional securities could dilute the percentage interest and per share book value of existing stockholders, including persons purchasing common stock in this offering.

Preferred Stock

Under our articles of incorporation, our board of directors is authorized, without stockholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of our company and voting rights, if any.

     Series A Preferred Stock

We are authorized to issue 500,000 shares of Series A Preferred Stock. Such preferred stock is nonredeemable and subordinate to any other series of our Preferred Stock which may at any time be issued. We currently do not have any Preferred Stock outstanding. The Series A Preferred Stock is authorized for issuance pursuant to the preferred stock purchase rights that trade with the common stock, as described below. Each share of Series A Preferred Stock is entitled to receive, when, as and if declared, a dividend in an amount equal to one hundred times the cash dividend declared on each share of common stock and one hundred times any noncash dividends declared with respect to each share of common stock, in like kind, other than a dividend payable in shares of common stock. In the event of liquidation, the holder of each share of Series A Preferred Stock shall be entitled to receive a liquidation payment in an amount equal to one hundred times the liquidation payment made per share of our common stock. Each share of Series A Preferred Stock has one hundred votes, voting together with the common stock and not as a separate class, unless otherwise required by law or our articles of incorporation. In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of Series A Preferred Stock is entitled to receive one hundred times the amount received per share of our common stock.

Each share of our common stock includes one right (a Right) which entitles the registered holder to purchase from us one one-hundredth (1/100) of a share of Series A Preferred Stock at an exercise price of $100 per Right, subject to adjustment to prevent dilution. Initially the Rights will not be exercisable, certificates for the Rights will not be issued and, unless and until the Rights become exercisable, they will be transferred with and only with the shares of common stock. The Rights are exercisable on the Separation Date, which will occur on the earlier of (i) ten calendar days following a public announcement that certain persons or groups have acquired 20% or more of our outstanding voting shares, (ii) ten calendar days following the commencement or public announcement of the intent of any person to acquire 20% or more of our outstanding voting shares; or (iii) such later date as may be fixed by the board of directors. Following the Separation Date, certificates representing the Rights will be mailed to holders of record of common stock and thereafter such certificates alone will evidence the Rights. If any person acquires more than 20% of our outstanding common stock or we engage in certain business combinations, other than pursuant to a tender or exchange offering for all shares of common stock approved by the board of directors, the Rights become exercisable for common stock, in lieu of Series A Preferred Stock, by paying one half of the exercise price of the Right for a number of shares of our common stock having an aggregate market price equal to such exercise price. Any Rights that are or were beneficially owned by a person who has acquired 20% or more of the outstanding common stock will become void.

We may redeem the Rights at $.01 per Right at any time until ten business days after public announcement that a person has acquired 20% or more of the outstanding shares of common stock, provided that the redemption is approved by our Rights Redemption Committee, a committee consisting of at least three continuing directors, a majority of whom is not our employees. The Rights will expire on April 4, 2007, unless earlier redeemed by us. Unless the Rights have been previously redeemed, all shares of common stock issued by us will include Rights. As long as the Rights are redeemable, the Rights Redemption Committee, without further stockholder approval may, except with respect to the exercise price or expiration date of the Rights, amend the Rights in any matter that, in the opinion of the board of directors, does not materially adversely affect the interests of holders of the Rights.

The Stockholder Rights Agreement contemplates that we will reserve a sufficient number of authorized but unissued shares of common stock to permit the exercise in full of the Rights granted to the current stockholders should these Rights become exercisable. Because of the number of authorized but unissued shares, as compared to the number of shares that will be outstanding after the offering, the number of shares of common stock presently authorized may be insufficient to permit exercise in full of the Rights upon the occurrence of a triggering event. Consequently, the effectiveness of the Stockholder Rights Agreement may be impaired if an insufficient number of shares is authorized and reserved for issuance upon the exercise of Rights under the agreement.

Certain Article and Bylaw Provisions

Our articles of incorporation divide the members of the board of directors into three classes of directors, with each class to be as nearly equal in number of directors as possible, serving staggered, three-year terms. Our articles of incorporation also provide that directors may be removed, with or without cause, by a two-thirds majority of the stockholders at a meeting called for that purpose and that any resulting vacancies can be filled by only a vote of a majority of the directors remaining in office.

Our bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholder meeting only if written notice of such intent is provided to us at least 30 days prior to the meeting. Such notice of intent to nominate a person for election as a director is required to set forth the same kind of information respecting such nominee as would be required under the proxy rules of the SEC, including the written consent of the nominee to serve as a director, if elected, and the name and address of the stockholder making the nomination, as well as the number of shares of stock owned by such stockholder. In the case of other proposed business, the notice must set forth a brief description of each matter proposed, the name and address of the stockholder proposing the matter, the number of shares of stock owned by such stockholder and any material interest of such stockholder in such matter.

Nevada law provides that a merger or consolidation, sale or similar transaction involving all or substantially all of our assets, the issuance of securities having an aggregate value equal to 5% or more of the aggregate market of all our outstanding shares or the reclassification, recapitalization or similar transaction involving an "interested stockholder" (as defined), within three years after the stockholder became interested, cannot be completed unless such transaction is approved by our board of directors. After the expiration of three years after a person becomes an interested stockholder, a transaction cannot be completed with the interested stockholder unless it is approved by the board of directors or a majority of the outstanding voting power not beneficially owned by the interested stockholder, unless certain "fair price" provisions are met. Such fair price provisions generally require that the amount of cash and the market value of the consideration to be received per share by all holders of our outstanding common stock not beneficially owned by the interested stockholder be at least equal to the higher of the price per share paid by the interested stockholder or the market value on the date of announcement of the proposed combination. For purposes of these provisions, an interested stockholder is one who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding stock.

The foregoing provisions may tend to deter any potential unfriendly offers or other efforts to obtain control of us that are not approved by our board of directors and thereby deprive the stockholders of opportunities to sell shares of common stock at prices higher than the prevailing market price. On the other hand, these provisions may tend to assure continuity of management and corporate policies and to induce any person seeking control of us or a business combination with us to negotiate on terms acceptable to our then elected board of directors.

                              Selling Stockholders

This prospectus relates to the resale of 2,969,000 shares of our common stock by the selling stockholders. The following table provides certain information concerning the resale of shares of common stock by the selling stockholders and assumes that all shares offered by the selling stockholders will be sold. We will not receive any proceeds from the resale of the common stock by the selling stockholders.

                                                                                   Common Stock
                                                       ---------------------------------------------------------------------
                                                              Beneficially                              Beneficially
                                                         Owned Before Offering                      Owned After Offering
                                                       ---------------------------    Number     ---------------------------
                 Selling Stockholder                      Number       Percent      to be Sold      Number       Percent
                 -------------------                      ------       -------      ----------      ------       -------
Cumberland Benchmarked Partners, L.P....................   270,000        1.5         270,000            --         --
Longview Partners.......................................   220,000        1.2         220,000            --         --
Longview Partners A, L.P................................    20,000        *            20,000            --         --
Longview Partners B, L.P................................   140,000        *           140,000            --         --
Longview Partners C, L.P................................    50,000        *            50,000            --         --
Spindrift Partners, L.P.................................   800,000        4.5         800,000            --         --
Spindrift Partners (Bermuda) L.P........................   200,000        1.1         200,000            --         --
CastleRock Partners, L.P................................   563,480        3.2         563,480            --         --
CastleRock Partners II, L.P.............................    54,110        *            54,110            --         --
CastleRock Fund, Ltd....................................   232,410        1.3         232,410            --         --
Edith N. Bacon..........................................    10,000        *            10,000            --         --
Eric K. Bacon...........................................    11,000        *            10,000         1,000          *
Robin B. Greenwood......................................    10,000        *            10,000            --         --
Peter J. Lagemann.......................................     2,000        *             2,000            --         --
Carter P. Thacher.......................................    32,000        *            32,000            --         --
Ironman Energy Capital, L.P.............................   130,000        *           130,000            --         --
Longwood Partners, LP...................................   175,000        1.0         175,000            --         --
Daniel V. Drake.........................................    80,000        *            25,000        55,000          *
Talmor Capital Management, L.L.C........................   125,000        *            25,000       100,000          *
                                                                                   -------------
     Total..............................................                            2,969,000
                                                                                   =============

----------------------------
* Less than 1%.

                              Plan of Distribution

The selling stockholders may from time to time offer any or all of their shares in one or more of the following transactions (which may include block transactions):

     o    on Nasdaq;

     o    in the over-the-counter market;

     o    through short sales of shares;

     o    in negotiated transactions other than in such markets;

     o    by pledge to secure debts and other obligations;

     o in connection with the writing of nontraded and exchange-traded put and call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

     o    in any combination of any of the above transactions.

The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. The selling stockholders may compensate broker-dealers in the form of commissions, discounts or selling concessions. The broker-dealers may also receive compensation from any purchaser of the shares for whom the broker-dealers acts as agent or to whom it sells as a principal.

The selling stockholders may also resell all or a portion of their shares in open market transactions in reliance on Rule 144 under the Securities Act, as long as they meet the criteria and comply with the requirements of that rule.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, and we do not intend to enter into any arrangement with any underwriter or coordinating broker-dealer with respect to sales of the shares by the selling stockholders.

The selling stockholders and any broker-dealers that participate in the distribution of their shares may be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act. Any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act and, alternatively, to contribute toward amounts paid by the selling stockholders due to such liabilities. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

The selling stockholders may be subject to the prospectus delivery requirements of the Securities Act and to applicable provisions of and regulations under the Exchange Act that may limit the timing of their purchases and sales of our shares.

We are required to pay all costs, expenses and fees incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, and the selling stockholders are required to pay any brokerage commissions or similar selling expenses incurred by them in connection with the sales of their shares.

As used in this prospectus, "selling stockholders" includes donees, pledges, transferees or other successors in interest who are selling shares they received after the date of this prospectus from a selling stockholder named in this prospectus as a gift, pledge, partnership distribution or other nonsale related transfer.

Upon being notified by a selling stockholder that the selling stockholder has entered into a material arrangement with a broker-dealer for the sale of the selling stockholder's shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required by Rule 424(b) under the Securities Act, disclosing certain information about the arrangement and the sale of the shares involved. In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file an appropriate supplement to this prospectus.

                    Where You Can Find Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules. For further information about us and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may be obtained at prescribed rates from the public reference room of the Securities and Exchange Commission at room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Securities Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the Securities Exchange Commission's web site at http://www.sec.gov. The common stock is traded under the symbol "FXEN" on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                                  Legal Matters

Certain legal matters respecting the validity under the Nevada Revised Statutes of the common stock to be sold by the selling stockholders have been passed upon for us by Kruse, Landa & Maycock, L.L.C.

                                     Experts

The consolidated financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this Form S-1 have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The estimated reserve evaluations and related calculations of Larry D. Krause, independent petroleum engineer, respecting our domestic reserves included in this prospectus have been included herein in reliance upon the authority of Mr. Krause as an expert in petroleum engineering.

                          Glossary of Oil and Gas Terms

"Bpd" means barrels of oil per day.

"Bbl" means barrel of oil.

"Bcf" means billion cubic feet of natural gas.

"Bcfe" means billion cubic feet of natural gas equivalent using a ratio of one barrel of oil to 6,000 cubic feet of natural gas.

"Carried" refers to an agreement under which one party (carrying party) agrees to pay for all or a specified portion of costs of another party (carried party) on a property in which both parties own a portion of the working interest.

"Condensate" means a light hydrocarbon liquid, generally natural gasoline, that condenses to a liquid (i.e., falls out of wet gas) as the wet gas is sent through a mechanical separator near the well.

"Development well" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

"Exploratory well" means a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

"Field" means an area consisting of single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic conditions.

"Gross" acres and "gross" wells means the total number of acres or wells, as the case may be, in which an interest is owned, either directly or through a subsidiary or other Polish enterprise in which we have an interest.

"MBbls" means thousand barrels of oil.

"MMBbls" means million barrels of oil.

"MMcfe" means million cubic feet of natural gas equivalent using a ratio of one barrel of oil to 6,000 cubic feet of gas.

"MMcf" means million cubic feet of natural gas.

"MMBOE" means million barrels of oil equivalent.

"Net" means, when referring to wells or acres, the fractional ownership working interests held by us, either directly or through a subsidiary or other Polish enterprise in which we have an interest, multiplied by the gross wells or acres.

"Proved reserves" means the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. "Proved reserves" may be developed or undeveloped.

"PV-10 Value" means the estimated future net revenue to be generated from the production of proved reserves discounted to present value using an annual discount rate of 10%. These amounts are calculated net of estimated production costs and future development costs, using prices and costs in effect as of a certain date, without escalation and without giving effect to nonproperty related expenses such as general and administrative costs, debt service, future income tax expense or depreciation, depletion and amortization.

"Reservoir" means a porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and that is distinct and separate from other reservoirs.

"Step-out" means a well drilled outside well locations offsetting a producing well but within the possible or probable extent of a reservoir.

"Stratigraphic test" means a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Stratigraphic test wells are customarily drilled without the intention of completing for oil or gas production.

"Tcf" means trillion cubic feet of natural gas.

                          Index to Financial Statements


                                                                           Page

Consolidated Balance Sheets as of March 31, 2000 and
  December 31, 1999........................................................F-2
Consolidated Statements of Operations for the Three Months
  Ended March 31, 2000 and 1999............................................F-4
Consolidated Statements of Cash Flows for the Three Months
  Ended March 31, 2000 and 1999............................................F-5
Notes to Consolidated Financial Statements.................................F-6



Report of PricewaterhouseCoopers LLP, Independent Accountants..............F-9
Consolidated Balance Sheets as of December 31, 1999 and 1998...............F-10
Consolidated Statements of Operations for the Years Ended
  December 31, 1999, 1998 and 1997.........................................F-12
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999, 1998 and 1997.........................................F-13
Consolidated Statements of Stockholders' Equity for the Years
  Ended December 31, 1999, 1998 and 1997...................................F-14
Notes to Consolidated Financial Statements.................................F-15

                        FX ENERGY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                                                                       March                  December
                                                                                      31, 2000                31, 1999
                                                                                  ---------------          ---------------
ASSETS

Current assets:
  Cash and cash equivalents..............................................         $   3,254,304            $   1,619,237
  Investment in marketable debt securities...............................             2,091,908                5,249,003
  Accounts receivable:
    Accrued oil sales....................................................               293,499                  243,183
    Interest receivable..................................................                29,788                  171,242
    Joint interest owners and others.....................................                62,152                   86,723
  Advances to oil and gas ventures.......................................                13,192                       --
  Inventory..............................................................                70,844                   66,361
  Other current assets...................................................               106,894                  126,006
                                                                                  ---------------          ---------------
      Total current assets...............................................             5,922,581                7,561,755
                                                                                  ---------------          ---------------

Property and equipment, at cost:
  Oil and gas properties (successful efforts method):
    Proved...............................................................             2,175,442                1,687,089
    Unproved.............................................................             1,398,546                1,382,880
  Other property and equipment...........................................             2,793,510                2,652,102
                                                                                  ---------------          ---------------
      Gross property and equipment.......................................             6,367,498                5,722,071
  Less accumulated depreciation, depletion and amortization..............            (3,216,824)              (3,173,493)
                                                                                  ---------------          ---------------
      Net property and equipment.........................................             3,150,674                2,548,578
                                                                                  ---------------          ---------------

Other assets:
  Certificates of deposit................................................               356,500                  356,500
  Other..................................................................                 2,789                    2,789
                                                                                  ---------------          ---------------
      Total other assets.................................................               359,289                  359,289
                                                                                  ---------------          ---------------
Total assets.............................................................         $   9,432,544            $  10,469,622
                                                                                  =============            =============

                                 -- Continued --

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                        FX ENERGY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 -- Continued --

                                                                                      March                    December
                                                                                     31, 2000                  31, 1999
                                                                                  ---------------          ---------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.......................................................         $     712,379            $     623,911
  Accrued liabilities....................................................             1,118,675                1,478,862
                                                                                  ---------------          ---------------
      Total current liabilities..........................................             1,831,054                2,102,773
                                                                                  ---------------          ---------------
      Total liabilities..................................................             1,831,054                2,102,773
                                                                                  ---------------          ---------------

Stockholders' equity:
  Common stock, $.001 par value, 30,000,000 shares
    authorized, 14,849,003 issued and outstanding as of
    March 31, 2000 and December 31, 1999.................................                14,849                   14,849
  Notes receivable from officers.........................................            (1,400,040)              (1,370,873)
  Additional paid-in capital.............................................            38,480,556               38,480,556
  Accumulated deficit....................................................           (29,493,875)             (28,757,683)
                                                                                  ---------------          ---------------
    Total stockholders' equity...........................................             7,601,490                8,366,849
                                                                                  ---------------          ---------------

Total liabilities and stockholders' equity...............................         $   9,432,544            $  10,469,622
                                                                                  ===============          ===============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                        FX ENERGY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                       For the three months ended
                                                                                March 31,
                                                                 ----------------------------------------
                                                                       2000                   1999
                                                                 -----------------      -----------------
Revenues:
  Oil sales............................................          $       596,630        $       233,708
  Drilling revenue.....................................                   73,738                 87,543
                                                                 -----------------      -----------------
      Total revenues...................................                  670,368                321,251
                                                                 -----------------      -----------------

Operating costs and expenses:
  Lease operating expenses.............................                  284,992                236,069
  Production taxes.....................................                    6,946                 14,368
  Geological and geophysical costs.....................                  484,409                179,832
  Drilling costs.......................................                   75,265                 52,874
  Depreciation, depletion and amortization.............                   87,068                126,429
  General and administrative...........................                  596,967                536,389
                                                                 -----------------      -----------------
      Total operating costs and expenses...............                1,535,647              1,145,961
                                                                 -----------------      -----------------
Operating loss.........................................                 (865,279)              (824,710)
                                                                 -----------------      -----------------
Other income (expense):
  Interest and other income............................                  134,254                102,191
  Interest expense.....................................                     (308)                    --
  Impairment of notes receivable from officers.........                   (4,859)                    --
                                                                 -----------------      -----------------
      Total other income...............................                  129,087                102,191
                                                                 -----------------      -----------------
Net loss...............................................          $      (736,192)       $      (722,519)
                                                                 =================      =================
Basic and diluted net loss per common share............          $          (.05)       $          (.06)
                                                                 =================      =================
Basic and diluted weighted average number
  of shares outstanding................................               14,849,003             13,054,503
                                                                 =================      =================

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                        FX ENERGY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                     For three months ended
                                                                                             March 31,
                                                                              ---------------------------------------
                                                                                    2000                  1999
                                                                              -----------------     -----------------
Cash flows from operating activities:
  Net loss...........................................................         $      (736,192)      $      (722,519)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation, depletion and amortization.......................                  87,068               126,429
      Impairment of notes receivable from officers...................                   4,859                    --
      Interest income on officer loans...............................                 (34,026)              (28,340)
  Increase (decrease) from changes in working capital items:
    Accounts receivable..............................................                 115,709                10,700
    Advances to oil and gas ventures.................................                 (13,192)                   --
    Inventory........................................................                  (4,483)                1,621
    Other current assets.............................................                  19,112                (4,214)
    Accounts payable and accrued liabilities.........................                (447,223)             (103,484)
                                                                              -----------------     -----------------
      Net cash used in operating activities..........................              (1,008,368)             (719,807)
                                                                              -----------------     -----------------
Cash flows from investing activities:
  Additions to oil and gas properties................................                (382,475)              (65,036)
  Additions to other property and equipment..........................                (131,185)              (12,382)
  Additions to other assets..........................................                      --                (2,789)
  Proceeds from sale of property interests...........................                      --                 3,000
  Purchase of marketable debt securities.............................              (1,384,905)           (1,041,915))
  Proceeds from maturing marketable debt securities..................               4,542,000             1,065,000
                                                                              -----------------     -----------------
    Net cash provided by (used in) investing activities..............               2,643,435               (54,122)
                                                                              -----------------     -----------------
Cash flows from financing activities:
  Advances to officers...............................................                      --               (97,810)
                                                                              -----------------     -----------------
    Net cash used in financing activities............................                      --               (97,810)
                                                                              -----------------     -----------------
Increase (decrease) in cash and cash equivalents.....................               1,635,067              (871,739)
Cash and cash equivalents at beginning of period.....................               1,619,237             1,811,780
                                                                              -----------------     -----------------
Cash and cash equivalents at end of period...........................         $     3,254,304       $       940,041
                                                                              =================     =================

Supplemental non-cash activity disclosure:

Non-cash investing activities

         Additions to oil and gas properties included $121,544 and $269,047 of additions financed with accounts payable and accrued liabilities for the periods ended March 31, 2000 and 1999, respectively. Additions to other property and equipment included $53,960 of additions financed with accounts payable for the period ended March 31, 2000.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                        FX ENERGY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

Note 1:           Basis of Presentation

         The interim financial data are unaudited; however, in the opinion of the management of FX Energy, Inc. and Subsidiaries ("FX Energy" or the "Company"), the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim financial statements should be read in conjunction with FX Energy's annual report on Form 10-K as amended for the year ended December 31, 1999, including the financial statements and notes thereto.

         The consolidated financial statements include the accounts of FX Energy and its wholly-owned subsidiaries and FX Energy's undivided interests in Poland. All significant inter-company accounts and transactions have been eliminated in consolidation. At March 31, 2000, FX Energy owned 100% of the voting stock of all of its subsidiaries.

         Certain   balances  in  the  1999   financial   statements   have  been
reclassified to conform to the current quarter presentation. These changes had no effect on total assets, total liabilities, stockholders' equity or net loss.

Note 2:           Income Taxes

         FX Energy recognized no income tax benefit from the losses generated in the first quarter of 2000 and the first quarter of 1999.

Note 3:           Officer Loans

         As of March 31, 2000, notes receivable and accrued interest from officers, before an impairment allowance, totaled $2,070,411, with a due date of on or before December 31, 2000. The notes receivable and accrued interest are collateralized by 233,340 shares of FX Energy's common stock. In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," FX Energy has recorded a cumulative impairment allowance of $670,371 as of March 31, 2000, including $4,859 for the quarter ended March 31, 2000 and $665,512 for the year ended December 31, 1999, based on the value of the underlying collateral.

         In consideration for extending the term from December 31, 1999 through December 31, 2000, the officers agreed that if the average closing price of the common stock for five consecutive trading days results in a value of the collateral equal to or above the total principal and accrued interest balances, the officers will repay the loans within 45 days thereafter either in cash or by tendering to the Company such number of shares which at the average closing price for the previous five consecutive trading days equals the principal and accrued interest then due.

         The impairment allowance will continue to be adjusted quarterly based on the market value of the collateral shares.

Note 4:  Business Segment Information

         FX Energy operates within two segments of the oil and gas industry: the exploration and production segment ("E&P") and the contract drilling and well servicing segment ("contract services").

         Reportable business segment information as of March 31, 2000 and for the three months ended March 31, 2000 follows:

                                                                   Non-
                                               Contract         Segmented
                                 E&P           Services         Items (1)         Total
                            --------------   --------------   ------------------------------
Revenues..................  $    596,630     $     73,738     $       --       $   670,368
Net loss..................      (195,659)         (52,713)      (487,820)         (736,192)
Identifiable net property
  and equipment (2).......     2,365,128          630,418        155,128         3,150,674

--------------------
(1) Net loss reconciling items include $596,967 of general and administrative expenses, $19,940 of corporate DD&A and $129,087 of other income and expense. Identifiable net property and equipment includes $155,128 of corporate office equipment, hardware and software.

(2) Identifiable net property and equipment are reported by business segment for management reporting and reportable business segment disclosure purposes. Current assets, other assets and current liabilities are not allocated to business segments for management reporting or business segment disclosure purposes.

         Reportable business segment information as of March 31, 1999 and for the three months ended March 31, 1999 follows:

                                                                   Non-
                                               Contract         Segmented
                                 E&P           Services         Items (1)         Total
                            --------------   --------------   ------------------------------
Revenues..................  $    233,708     $     87,543     $       --       $   321,251
Net loss..................      (211,004)         (46,266)      (465,249)         (722,519)
Identifiable net property
  and equipment (2).......     1,957,953          655,963        222,374         2,836,290
--------------------

(1) Net loss reconciling items include $536,389 of general and administrative expenses, $31,051 of corporate DD&A and $102,191 of other income and expense. Identifiable net property and equipment includes $222,374 of corporate office equipment, hardware and software.
(2) Identifiable net property and equipment are reported by business segment for management reporting and reportable business segment disclosure purposes. Current assets, other assets and current liabilities are not allocated to business segments for management reporting or business segment disclosure purposes.

Note 5:           Subsequent Events

         Fences Project Area

         On April 11, 2000, FX Energy signed an agreement with the Polish Oil and Gas Company ("POGC") under which FX Energy will earn a 49% working interest in approximately 300,000 gross acres in west central Poland (the "Fences" project area) by spending $16 million for agreed exploration drilling, seismic acquisition and related activities.

         Sale of Common Stock

         In June 2000, FX Energy sold 2,969,000 shares of restricted common stock for $10,391,500, resulting in net proceeds of approximately $9,300,000.

                       THIS PAGE INTENTIONALLY LEFT BLANK

                             PricewaterhouseCoopers

                       Report of Independent Accountants



To the Stockholders and Board of Directors of FX Energy, Inc., and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, and stockholders' equity present fairly, in all material respects, the consolidated financial position of FX Energy, Inc., and Subsidiaries (the "Company") as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Salt Lake City, Utah
February 8, 2000

                  FX ENERGY, INC., AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS
                   As of December 31, 1999 and 1998


                                                  1999             1998
                                             -------------     -----------
ASSETS

Current assets:
 Cash and cash equivalents                   $   1,619,237     $ 1,811,780
 Investment in marketable debt securities        5,249,003       2,929,914
 Receivables:
   Accrued oil sales                               243,183          95,064
   Joint interest and other receivables            171,242         240,102
   Interest receivable                              86,723          86,258
 Inventory                                          66,361          68,327
 Other current assets                              126,006          66,053
                                             -------------     -----------
    Total current assets                         7,561,755       5,297,498
                                             -------------     -----------

Property and equipment, at cost:
 Oil and gas properties (successful efforts
 method):
   Proved                                        1,687,089       1,605,279
   Unproved                                      1,382,880       1,178,408
 Other property and equipment                    2,652,102       2,494,688
                                             -------------     -----------
    Gross property and equipment                 5,722,071       5,278,375
 Less accumulated depreciation, depletion
 and amortization                               (3,173,493)     (2,679,441)
                                             -------------     -----------

    Net property and equipment                   2,548,578       2,598,934
                                             -------------     -----------

Other assets:
 Certificates of deposit                           356,500         356,500
    Deposits                                         2,789              --
                                             -------------     -----------
    Total other assets                             359,289         356,500
                                             -------------     -----------

Total assets                                 $  10,469,622     $ 8,252,932
                                             =============     ===========


                             -Continued-

  The accompanying notes are an integral part of these consolidated financial statements

                  FX ENERGY, INC., AND SUBSIDIARIES
                CONSOLIDATED BALANCE SHEETS, Continued
                   As of December 31, 1999 and 1998


                                                          1999           1998
                                                     -----------    -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable                                    $   623,911    $   420,906
 Accrued liabilities                                   1,478,862        911,950
                                                     -----------    -----------
   Total current liabilities                           2,102,773      1,332,856
                                                     -----------    -----------

Commitments (Notes 2 and 11)


Stockholders' equity:
 Preferred stock, $.001 par value, 5,000,000 shares
  authorized; 1999 and 1998: no shares outstanding            --             --
 Common stock, $.001 par value, 30,000,000 shares
  authorized;
   1999: 14,849,003 shares issued and outstanding;
   1998: 13,054,503 shares issued and outstanding         14,849         13,055
 Notes receivable from officers                       (1,370,873)    (1,304,527)
 Additional paid-in capital                           38,480,556     31,112,861
 Accumulated deficit                                 (28,757,683)   (22,901,313)
                                                     -----------    -----------
 Total stockholders' equity                            8,366,849      6,920,076
                                                     -----------    -----------
 Total liabilities and stockholders' equity          $10,469,622    $ 8,252,932
                                                     ===========    ===========



  The accompanying notes are an integral part of these consolidated financial statements

                       FX ENERGY, INC., AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              For the years ended December 31, 1999, 1998 and 1997


                                                      1999             1998           1997
                                                 ------------      -----------     ----------
Revenues:
  Oil sales                                      $  1,554,474      $ 1,123,511     $2,040,233
  Drilling revenue                                    864,689          322,769        496,158
  Gain on sale of property interests                       --          466,891        272,234
                                                 ------------      -----------     ----------
   Total revenues                                   2,419,163        1,913,171      2,808,625
                                                 ------------      -----------     ----------
Operating costs and expenses:
  Lease operating costs                               899,258          966,732      1,094,043
  Production taxes                                     63,141           79,602        145,372
  Geological and geophysical costs                  1,959,422        2,109,375      1,683,753
  Exploratory dry hole costs                        1,001,433           17,422      3,478,456
  Impairments                                          92,605        5,885,042        152,105
  Drilling costs                                      641,871          240,061        328,820
  Depreciation, depletion and amortization            494,052          671,277        634,559
  General and administrative                        2,961,878        2,572,212      2,565,690
                                                 ------------      -----------     ----------
   Total operating costs and expenses               8,113,660       12,541,723      10,082,798
                                                 ------------      -----------     ----------

Operating loss                                     (5,694,497)     (10,628,552)     (7,274,173)
                                                 ------------      -----------     ----------

Other income (expense):
  Interest and other income                           511,636          506,209        661,665
  Interest expense                                     (7,997)              --        (83,273)
  Impairment of notes receivable from
    officers                                         (665,512)              --             --
                                                 ------------      -----------     ----------
   Total other income (expense)                      (161,873)         506,209        578,392
                                                 ------------      -----------     ----------

Net loss before extraordinary gain                 (5,856,370)     (10,122,343)    (6,695,781)

Extraordinary gain (Note 2)                                --               --      3,076,242
                                                 ------------      -----------     ----------
Net loss                                           (5,856,370)     (10,122,343)    (3,619,539)
                                                 ============      ===========     ==========


Basic and diluted net loss per share:
  Net loss before extraordinary gain             $      (0.41)     $     (0.78)    $    (0.53)
  Extraordinary gain                                       --               --           0.24
  Net Loss                                       $      (0.41)     $     (0.78)    $    (0.29)
Basic and diluted weighted average number of     ------------      -----------     ----------
shares outstanding                                 14,198,724       12,978,900     12,596,977
                                                 ============      ===========     ==========

  The accompanying notes are an integral part of these consolidated financial statements

                       FX ENERGY, INC., AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1999, 1998 and 1997


                                                      1999             1998           1997
                                                 ------------     ------------    ------------
Cash flows from operating activities:
Net loss                                         $ (5,856,370)    $(10,122,343)   $ (3,619,539)
Adjustments to reconcile net loss to net cash
used in operating activities:
  Extraordinary gain                                       --               --      (3,076,242)
  Depreciation, depletion and amortization            494,052          671,277         634,559
  Impairments                                          92,605        5,885,042          28,515
  Gain on sale of property interests                       --         (466,891)       (272,234)
  Exploratory dry hole costs                          240,132               --         210,205
  Common stock and options issued for services        302,687          119,375          70,625
  Accrued interest income from officer loans         (134,295)         (64,170)             --
  Impairment of notes receivable from officers        665,512               --              --
  Increase (decrease) from changes in:
   Receivables                                       (100,044)         260,024        (147,678)
   Inventory                                            1,966             (945)        (47,166)
   Other current assets                               (59,953)          20,960         (19,530)
   Accounts payable and accrued liabilities           608,285          588,908         357,752
                                                 ------------     ------------    ------------
    Net cash used in operating activities          (3,745,423)      (3,108,763)     (5,880,733)
                                                 ------------     ------------    ------------

Cash flows from investing activities:
Additions to oil and gas properties                  (463,387)        (179,765)     (1,136,935)
Additions to other property and equipment            (137,094)        (260,877)       (394,291)
Net change in other assets                             (2,789)              --          25,000
Proceeds from sale of property interests                6,000          506,000         340,152
Proceeds from sale of equipment                            --            6,928          13,051
Employee advances                                          --               --         (15,000)
Purchase of marketable debt securities             (6,617,089)      (6,578,332)     (3,940,582)
Proceeds from maturities of marketable debt
securities                                          4,298,000        7,589,000       5,476,574
                                                 ------------     ------------    ------------
    Net cash provided by (used) in  investing
     activities                                    (2,916,359)       1,082,954         367,969
                                                 ------------     ------------    ------------

Cash flows from financing activities:
Proceeds from long-term debt                               --               --      1,575,992

Notes receivable from officers                       (597,563)        (840,357)      (150,000)
Proceeds from issuance of common stock,
 options and warrants, net of offering
 costs                                              7,066,802          166,027        252,777
                                                 ------------     ------------    ------------
    Net cash provided by (used in) financing
    activities                                      6,469,239         (674,330)     1,678,769
                                                 ------------     ------------    ------------

Increase (decrease) in cash                          (192,543)      (2,700,139)    (3,833,995)
   Cash and cash equivalents at beginning of
   year                                             1,811,780        4,511,919      8,345,914
                                                 ------------     ------------    ------------

Cash and cash equivalents at end of year         $  1,619,237     $  1,811,780    $  4,511,919
                                                 ============     ============    ============

  The accompanying notes are an integral part of these consolidated financial statements

                       FX ENERGY, INC., AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
              for the years ended December 31, 1999, 1998 and 1997


                                          Common Stock
                                       -------------------                  Officers'
                                                      Par        Paid-in      Notes        Accumulated
                                       Shares        Value       Capital    Receivable       Deficit         Total
                                     ----------     -------   -----------  ------------   ------------   ------------
Balance at January 1, 1997           12,492,547     $12,492   $30,054,620  $        --    $(9,159,431)   $ 20,907,681
  Exercise of warrants and options      159,334         160       252,617           --             --         252,777
  Common stock issued for services       10,000          10        70,615           --             --          70,625
  Net loss                                   --          --            --           --     (3,619,539)     (3,619,539)
                                     ----------     -------   -----------  ------------  ------------    ------------
Balance at December 31, 1997         12,661,881      12,662    30,377,852           --     12,778,970)     17,611,544
  Exercise of warrants and options      382,622         383       615,644           --             --         616,027
  Common stock issued for services       10,000          10       119,365           --             --         119,375
  Officers' notes - principal                --          --            --   (1,240,357)            --      (1,240,357)
  Officers' notes - interest                 --          --            --      (64,170)            --         (64,170)
  Net loss                                   --          --            --           --    (10,122,343)    (10,122,343)
                                     ----------     -------   -----------  ------------  ------------    ------------
Balance at December 31, 1998         13,054,503      13,055    31,112,861   (1,304,527)   (22,901,313)      6,920,076
  Exercise of warrants and options        2,000           2        13,248           --             --          13,250
  Sale of common stock                1,792,500       1,792     7,168,208           --             --       7,170,000
  Common stock placement costs               --          --      (116,448)          --             --        (116,448)
  Officers' notes - principal                --          --            --     (597,563)            --        (597,563)
  Officers' notes - interest                 --          --            --     (134,295)            --        (134,295)
  Officers' notes - impairment               --          --            --      665,512             --         665,512
  Options issued for services                --          --       302,687           --             --         302,687
  Net loss                                   --          --            --           --     (5,856,370)     (5,856,370)
                                     ----------     -------   -----------  ------------  ------------    ------------
Balance at December 31, 1999         14,849,003     $14,849   $38,480,556  $(1,370,873)  $(28,757,683)   $  8,366,849
                                     ==========     =======   ===========  ============  ============    ============

  The accompanying notes are an integral part of these consolidated financial statements

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies:

     Organization

     FX Energy, Inc., a Nevada corporation and its subsidiaries (collectively hereinafter referred to as the "Company") operate in the oil and gas industry in Poland and the United States. In Poland, the Company is engaged in oil and gas exploration, appraisal, development and property acquisition activities. In the United States, the Company is engaged in producing, exploring and developing oil and gas properties and operates a drilling and well servicing company.

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and the Company's undivided interests in Poland. All significant inter-company accounts and transactions have been eliminated in consolidation. At December 31, 1999, the Company owned 100% of the voting common stock or other equity securities of its subsidiaries.

     Inventory

     Inventory consists primarily of tubular supplies and other well equipment and is valued at the lower of average cost or market.

     Oil and Gas Properties

     The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether an individual well has found proved reserves. If it is determined that an exploratory well has not found proved reserves, the costs of drilling the well are expensed. The costs of development wells are capitalized whether productive or nonproductive.

     Geological and geophysical costs on exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment allowance is provided to the extent that capitalized costs of unproved properties, on a field-by-field basis, are not considered to be realizable. Depletion, depreciation and amortization ("DD&A") of capitalized costs of proved oil and gas properties is provided on a field-by-field basis using the units-of-production method. The computation of DD&A takes into consideration restoration, dismantlement and abandonment costs and the anticipated proceeds from equipment salvage. The estimated restoration, dismantlement and abandonment costs are expected to be offset by the estimated residual value of lease and well equipment.

     An impairment loss is recorded if the net capitalized costs of proved oil and gas properties exceed the aggregate undiscounted future net revenues determined on a field-by-field basis. The impairment loss recognized equals the excess of net capitalized costs over the related fair value determined on a property by property basis. (Note 14)

     Gains and losses are recognized on sales of entire interests in proved and unproved properties. Sales of partial interests are generally treated as a recovery of costs.

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

     Other Property and Equipment

     Other property and equipment, including drilling and well servicing equipment, are stated at cost. Depreciation of other property and equipment is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 40 years) of the respective assets. The cost of normal maintenance and repairs is charged to operating costs and expensed as incurred. Material expenditures that increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of other property and equipment sold, or otherwise disposed of, and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in current operations.

     Other property and equipment (gross) is summarized as follows:


                                               December 31,          Estimated
                                        -------------------------   Useful Life
                                           1999          1998       (in years)
                                        -----------   -----------   -----------
     Other Property and Equipment:            (In thousands)

       Drilling and well servicing
         equipment                      $    1,906    $    1,771         6
       Trucks                                  190           188         5
       Building                                 80            80        40
       Office Equipment                        476           456      3 to 6
                                        -----------   -----------
           Total                        $    2,652    $    2,495
                                        ===========   ===========

     Concentration of Credit Risk

     The majority  of the  Company's  receivables are  within  the oil  and  gas industry, primarily from the purchasers of its oil (Note 12) and its industry partners. The receivables are not collateralized. To date, the Company has experienced minimal bad debts. The majority of the Company's cash and cash equivalents is held by three financial institutions in Utah, Montana and New York.

     Cash Equivalents and Statement of Cash Flows

     The Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Non-cash transactions not reflected in the consolidated statements of cash flows include the following:

                                                  Years Ended December 31,
                                             ---------------------------------
                                                 1999       1998        1997
                                             ----------   ---------  ---------
     Non-cash transactions:                             (In thousands)
     Bonus applied to stock option exercise  $     --     $    200   $      --
       by officers
     Recourse notes receivable from officers
       due to stock option exercise                --          250          --
     Reclassification of notes receivable          --          150          --
       from officers
     Additions to oil and gas properties
       financed with accrued                       63           --          --
       iabilities

     Supplemental disclosure of cash flow
       information:
       Cash paid during the year for:
         Interest                            $      8     $     --   $     534
         Taxes                                     --           --          --

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

     Income Taxes

     Deferred income taxes are provided for the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Such difference will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively.

     Reclassifications

     Certain balances in the 1998 and 1997 financial statements have been reclassified to conform to the current year presentation. These changes had no effect on total assets, total liabilities, stockholders' equity or net loss.

     Foreign Operations

     The Company's investments and operations in Poland are comprised of U.S. Dollar expenditures.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Net Loss Per Share

     Basic earnings per share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing the net loss by the sum of the weighted average number of common shares and the effect of dilutive unexercised stock options and warrants and convertible preferred stock. Outstanding options and warrants as of December 31, 1999, 1998 and 1997 were as follows:

                         Options and
        December 31,      Warrants        Price Range
        ------------     -----------     --------------
           1999           4,167,073      $1.50 - $10.25
           1998           3,684,239      $1.50 - $10.25
           1997           3,707,694      $1.10 - $10.25

     The Company had a net loss in 1999, 1998 and 1997. The above options or warrants were not included in the computation of diluted earnings per share for the years ended December 31, 1999, 1998 or 1997 because the effect would have been antidilutive.

2.   Investment in Poland:

     Apache Exploration Program

     Effective January 1, 1999, the Company and Apache Corporation ("Apache") entered into an agreement which further defined the relationship between the Company and Apache in Poland by establishing an Area of Mutual Interest Agreement ("AMI Agreement") covering the entire country of Poland, except for the 0.9 million acre Baltic Project Area, for oil and gas exploration, production, development and acquisition activities for a period of two years. The AMI Agreement effectively consolidated the terms of various agreements signed between the Company and Apache during 1997, 1998 and 1999 into one basic agreement, referred to collectively as the Apache Exploration Program.

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

     Under terms of the Apache Exploration Program, Apache has either agreed to or completed the following primary terms:

     o Apache paid the Company $950,000 in up-front cash, including $450,000 during 1997 for the Lublin Basin and $500,000 during 1998 for the Carpathian area;
     o Apache must cover the Company's pro-rata share of cost to drill ten exploratory wells, including paying for drilling and completion costs for seven wells in the Lublin Basin and drilling costs (excluding completion costs) for three wells in the Carpathian area;
     o Apache must cover the Company's pro-rata share of cost to shoot 2,000 kilometers of 2D seismic; including 1,650 kilometers of 2D seismic in the Lublin Basin completed during 1998 and 350 kilometers in the Carpathian area that has yet to be completed;
     o    Apache  must  cover  all  of  the  Company's  pro-rata  share  of  all concession and usufruct fees during the first three years in the Lublin Basin (approximately $695,000) and the Carpathian area (approximately $160,000);
     o Apache must cover all of the Company's pro-rata share of annual training costs during the first three years in the Lublin Basin ($80,000 per year) and the Carpathian area ($15,000 per year); and
     o Apache may not charge the Company for any of its pro-rata share of Polish G&A costs through June 30, 2000. Thereafter, Apache may charge the Company for 25% of its Polish G&A costs, increased by 5% upon the drilling of each of the five remaining exploratory wells; up to a maximum of 50%.

     The AMI Agreement modified and further defined the Apache Exploration Program by adding the following additional terms:

     o The Company and Apache must offer each other a fifty-percent interest in any new exploration, appraisal, development, property acquisition or other activities conducted by either party within the AMI during all of 1999 and 2000.
     o The ten exploratory wells under the Apache Exploration Program may, at the consent of both parties, be drilled anywhere within the AMI.
     o The Company and Apache have equal 50% working interests in the Pomeranian and Warsaw West areas.
     o Apache is the operator of all areas controlled by the Company and Apache within the AMI.

          Option Agreements between the Company, Apache and POGC

     As a result of various agreements included within the Apache Exploration Program between the Company, Apache and POGC, the Company and Apache's working interest in the Lublin Basin, Carpathian and Pomeranian areas is subject to being reduced by POGC's option to participate for up to a one-third working interest on a block by block basis in each respective area. In turn, the Company and Apache each have an independent reciprocal right to participate in the exploration of the POGC controlled areas in each of the respective project areas with up to a one-third working interest each. Should POGC elect to participate in any of the Company's concessions, the Company's and Apache's interest will be reduced in equal proportions. The Company does not have any option agreements with POGC covering Warsaw West or the Baltic Project Area.

          Exploration Activities

     The first four exploratory wells drilled under terms of the Apache Exploration Program were all determined to be exploratory dry holes during 1999. In accordance with terms of the Apache Exploration Program, Apache covered all of the Company's working interest share of costs for all four wells, including 33.3% for

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

     the Czernic 277-2, 47.5% for the Poniatowa 317- 1, 45.0% for the Witkow 1 and 33.3% for the Siedliska 2. The fifth well, the Wilga 2, was announced to be an exploratory success on January 25, 2000 after initial production test results indicated a combined flow rate of 16.9 Mmcf of gas and 570 Bbls of condensate per day from three intervals in a Carboniferous horizon. Under terms of the Apache Exploration Program, Apache will cover all of the Company's 45.0% drilling and completion costs for the Wilga 2. (Note 16)

     During June 1999, the Company elected to participate with a 5.0% working interest in drilling the Andrychow 6, an exploratory well operated by POGC on POGC option acreage in southern Poland. The well cost approximately $99,000 net to the Company and was determined to be an exploratory dry hole during December 1999.

          Appraisal and Development Activities

     On February 26, 1999, The Company, Apache and POGC entered into an agreement to jointly develop the Lachowice Farm-in, a shut-in POGC gas discovery with three wells in the Carpathian area, with Apache as operator. Under terms of the agreement, The Company and Apache agreed to pay all of the following costs in order to earn a one-third interest each in the project: (1) test and recomplete up to three shut-in gas wells; (2) if warranted, drill three additional wells; and, (3) if warranted, construct gathering and processing facilities. All costs and net revenues thereafter, including additional development drilling and lease operating costs, would be shared one-third each by the Company, Apache and POGC.

     During June 1999, the Company and Apache commenced testing and recompletion procedures on the Stryszawa 2K. The Stryszawa 2K was subsequently plugged and abandoned after it failed to maintain a commercial production rate. During September 1999, the Company and Apache tested the Lachowice 7 to determine its commercial potential. The test results of the Lachowice 7 did not warrant constructing gathering and processing facilities. The Company and Apache plan to turn the Lachowice 7 back to POGC and terminate the Lachowice Farm-in.

     Baltic Project Area

     On May 3, 1996, the Company entered into a agreement with RWE-DEA, formerly Deutsche Texaco, to jointly explore the Baltic Project Area. Under terms of the Agreement, RWE-DEA had the right to earn a fifty-percent interest in the Baltic Project Area by paying the Company $250,000 in cash, paying the first $1,100,000 for a 2D seismic survey, the first $1,000,000 of cost relating to the initial exploratory well to be drilled at a location to be designated by RWE-DEA and fifty-percent of the cost relating to the second exploratory well at a location designated by the Company. Polish government approval was required to approve RWE-DEA's participation in the Baltic Project Area by purchasing fifty-percent of Warmia Petroleum Company, Sp z o.o. ("Warmia"), a wholly owned subsidiary of the Company which holds the Baltic Project Area. The Company obtained a $2.5 million Irrevocable Standby Letter of Credit whereby the Company agreed to refund RWE-DEA all advanced funds should the Polish government disapprove RWE-DEA's purchase of fifty-percent of Warmia. The Irrevocable Standby Letter of Credit expired on January 31, 1997 and the Polish government approved RWE-DEA's purchase of fifty-percent of Warmia in June 1997. RWE-DEA had advanced Warmia $3,076,000 through June 30, 1997 to fund exploration activity on the Baltic Project Area, which the Company had recorded as a long-term note payable.

     Prior to drilling the second well on the Baltic Project Area, RWE-DEA had advanced the Company all funds required to date under the Agreement, including funding the first $1,000,000 of costs relating to the Orneta #1, the initial exploratory well drilled on the Baltic Project Area which was plugged and abandoned as a dry hole in April 1997 at a gross cost of $1,834,000. On June 30, 1997, RWE-DEA elected to not fund its fifty-percent share of the Gladysze #1-A, the second exploratory well drilled on the Baltic Project Area, which resulted in the termination of RWE-DEA's right to earn a fifty-percent interest in the Baltic Project Area. The
     Gladysze #1-A was drilled without RWE-DEA as a participant and was subsequently plugged and abandoned as a dry hole in September 1997 at a gross cost of $1,262,000. Upon termination of RWE-DEA's right to earn a fifty-percent interest in the Baltic Project

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

     Area, the Company eliminated its long-term notes payable relating to RWE-DEA and recognized an extraordinary gain of $3,076,000.

     During March 1999, the Company relinquished approximately 1.2 million acres within the Baltic Project Area, leaving a total of approximately 0.9 million undeveloped acres in the Baltic Project Area. The Polish government also consented to apply the Gladysze 1-A, the second well drilled on the Baltic Project Area during 1997, to the work commitment for the second three-year exploration phase. As such, the Company has satisfied all work commitments applicable to the Baltic Project Area's six-year exploration phase. The Company's Baltic Project Area is the only acreage holding in Poland in which the Company has an interest that contains mandatory acreage relinquishment provisions.

     At December 31, 1999, the Company had $494,000 of capitalized leasehold costs related to the Baltic Project Area. The Company is currently seeking a strategic partner to participate in further exploration of the Baltic Project Area.

     Gold Exploration - Sudety Project Area

     On July 26, 1999, Homestake terminated its agreement with the Company to jointly explore for gold on the Company's Sudety Project Area in southwestern Poland. During 1997, Homestake initially paid the Company $212,000 and agreed to spend a minimum of $1,100,000 over two years exploring the Sudety Project Area. Homestake completed its minimum exploration commitments during the first six months of 1999. The Company has discontinued further gold exploration in the Sudety Project Area.

3.   Performance Bond Deposits:

     As of December 31, 1999, the Company had a replacement bond to a federal agency in the amount of $463,000, which was collateralized by certificate of deposits totaling $231,500. In addition, there are certificates of deposits totaling $125,000 covering performance bonds in other states.

4.   Investment in Marketable Debt Securities:

     The Company follows the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company has classified all of its marketable debt securities as held-to-maturity because the Company has both the intent and ability to hold these investments until they mature. At December 31, 1999, the Company's held-to-maturity securities consisted of corporate bonds with remaining contractual maturities of less than twelve months and the carrying amount of these investments approximated market value.

5.   Accrued Liabilities:

     The Company's accrued liabilities as of December 31, 1999 and 1998 are composed of the following:

                                          As of December 31,
                                      -------------------------
                                          1999          1998
                                      ----------     ----------
     Accrued Liabilities:                   (In thousands)
       Compensation costs             $   1,185      $    699
       Unproved property additions           63            --
       Exploratory dry hole costs            99            --
       Seismic costs                         28           131
       Other costs                          104            82
                                      ----------     ----------
         Total                        $   1,479      $    912
                                      ==========     ==========

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued


6.   Long-term Debt:

     During 1998, the Company had a bank credit facility with a borrowing base of $2,850,000 as of January 1, 1998. The borrowing base was subject to a monthly basis reduction of $25,000. The Company did not utilize the credit facility and subsequently terminated the credit facility during the year ended December 31, 1998.

7.   Income Taxes:

     The Company recognized no income tax benefit from the losses generated during the years ended December 31, 1999, 1998 and 1997.

     The components of the net deferred tax asset as of December 31, 1999 and 1998 are as follows:

                                                       December 31,
                                               -------------------------
                                                  1999           1998
                                               -----------    ----------
                                                      (In thousands)
     Deferred tax liability:
     Property and equipment basis
       differences                             $    (104)     $    (962)
     Deferred tax asset:
       Net operating loss carryforwards           11,180          9,437
       Impairment of oil and gas properties        1,218          2,196
       Impairment of notes receivable from
         officers                                    248             --
       Options issued for services                   113             --
       Other                                         193             14
       Valuation allowance                       (12,848)       (10,685)
                                               -----------    ----------
     Net deferred tax asset                    $      --      $      --
                                               ===========    ==========


     The change in the valuation allowance during the years ended December 31, 1999, 1998 and 1997 is as follows:

                                                        December 31,
                                            -----------------------------------
                                               1999         1998         1997
                                            ----------   ----------   ---------
                                                       (In thousands)
     Balance, beginning of year             $ (10,685)   $  (6,131)  $  (3,868)
       Increase due to property and
         equipment basis differences                4           22          24
       Decrease (increase) due to
         impairment of oil and gas properties      --       (2,196)         --
       Decrease due to investment in Warmia        --           --         661
       Increase due to net operating loss      (1,989)      (2,444)     (2,876)
       Other                                     (178)          64         (72)
                                            ----------   ----------   ---------
     Balance, end of year       .           $ (12,848)   $ (10,685)  $  (6,131)
                                            ==========   ==========   =========

     SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income through profitable operations and expansion of the Company's oil and gas producing activities. The risks associated with that growth requirement are considerable, resulting in the Company's conclusion that a full valuation allowance be provided at December 31, 1999 and 1998.

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued


     At December 31, 1999, the Company had net operating loss ("NOL") carryforwards, including foreign losses, of approximately $30,000,000 available to offset future taxable income, of which approximately $18,749,000 expires from 2008 through 2012 and $11,251,000 expires subsequent to 2017. The utilization of these carryforwards against future taxable income may become subject to an annual limitation if there is a change in ownership. $6,168,000 of the NOL carryforward relates to tax deductions resulting from the exercise of stock options during 1999, 1998 and 1997. The tax benefit from adjusting the valuation allowance related to this portion of the NOL carryforward will be credited to additional paid-in capital.

8.   Related Party Transactions:

     On February 17, 1998, two of the Company's officers exercised options to purchase 300,000 shares of the Company's common stock at $1.50 per share that were scheduled to expire on May 6, 1998. The officers paid for the cost of exercising the options by utilizing a bonus credit of $100,000 each issued to them during 1997 and signing a full recourse note payable to the Company for $125,000 each with interest accrued at 7.7%. On April 10, 1998, in consideration of the agreement of the two officers to not sell the Company's common stock in market transactions, the Company agreed to advance the officers, on a non-recourse basis, additional funds to cover their tax liabilities and other considerations. As of December 31, 1999, the notes receivable and accrued interest totaled $2,036,385 with a due date of on or before December 31, 2000 (as extended). The Company has no further commitment to advance additional funds to the officers.

     In consideration for extending the term from December 31, 1999 through December 31, 2000, the officers agreed that if the average closing price of the common stock for five consecutive trading days results in a value of the collateral equal to or above the total principal and accrued interest balances, the officers will repay the loans within 45 days thereafter either in cash or by tendering to the Company such number of shares which at the average closing price for the previous five consecutive trading days equals the principal and accrued interest then due.

     The notes receivable and accrued interest are collateralized by 233,340 shares of the Company's common stock. In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Company recorded an impairment allowance of $666,000 as of December 31, 1999, based on the value of the underlying collateral. The impairment allowance will be adjusted quarterly based on the market value of the collateral shares.

9.   Stock Options and Warrants:

     Stock Options

     As of December 31, 1999, the Company's 1998 Stock Option Plan had issued options to purchase 438,501 shares out of a maximum total of 500,000 authorized shares allowed within the 1998 Stock Option Plan. As of December 31, 1999, all other prior year stock option plans had issued the maximum allowed options under each respective stock option plan. The Company has submitted the 1999 Stock Option Plan, which includes a maximum of 500,000 options, for shareholder approval at the 2000 annual shareholders' meeting.

     All stock option plans are each administered by a committee (the "Committee") consisting of the board of directors or a committee thereof. At its discretion, the Committee may grant stock options to any employee, including officers, in the form of incentive stock options ("ISOs"), as defined in the Internal Revenue Code, or options which do not qualify as ISOs or stock awards. In addition to the options granted under the stock option plans, the Company also issues non-qualified options outside the stock option plans. Options granted under these stock option plans have terms ranging from five to seven years and vest over periods ranging from the date of grant to three years.

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued


     As of December 31, 1999, the Company had options outstanding under the Plans as well as from other individual grants. The Company applies APB Opinion No. 25 and related interpretations in accounting for options granted under the Plans and for other option agreements. Had compensation cost for the Company's options been determined based on the fair value at the grant dates consistent with SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated in the following table:

                                        Years Ended December 31,
                                  -----------------------------------
                                      1999         1998        1997
                                  -----------   ----------   --------
                                     (In thousands, except per share
                                                amounts)
     Net Loss:
          As Reported             $ (5,856)    $ (10,122)  $ (3,620)
          Pro Forma                 (7,930)      (11,680)    (5,991)
     Basic and Diluted
     Net Loss Per Share:
          As Reported             $  (0.41)       $(0.78)  $  (0.29)
          Pro Forma                  (0.56)        (0.90)     (0.48)


     The effects of applying SFAS No. 123 are not necessarily representative of the effects on the reported net income or loss for future years.

     The fair value of each option granted during 1999, 1998 and 1997 is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were utilized for the Black-Scholes valuation: (1) expected volatility of 80.5%, 76.2% and 80.4% for 1999, 1998 and 1997, respectively; (2) expected lives ranging from four to seven years; (3) risk-free interest rates at the date of grant ranging from 4.44% to 6.43%; and, (4) dividend yield of zero for each year.

     The following table summarizes fixed option activity for the years ended December 31, 1999, 1998 and 1997:

                                                                December 31,
                           ----------------------------------------------------------------------
                                    1999                      1998                   1997
                           ------------------------  ----------------------  --------------------
                                         Weighted                 Weighted               Weighted
                                         Average                  Average                Average
                                         Exercise                 Exercise               Exercise
                             Shares       Price        Shares      Price      Shares      Price
                           ---------   -----------   ---------   ----------  ---------  ---------
     Fixed Options
     Outstanding:
      Beginning of year    3,413,667   $    6.590    3,357,500   $  4.473    2,732,834  $  3.710
        Granted              521,000        5.866      480,000      8.875      725,500     7.203
        Exercised             (2,000)       6.625     (303,000)     1.500      (78,334)    1.698
        Canceled             (36,166)       7.920     (120,833)     8.400      (22,500)    9.486
                           ---------   -----------   ---------   ----------  ---------  ---------
     End of year           3,896,501   $    6.481    3,413,667   $  6.590    3,357,500  $  4.473
                           =========   ===========   =========   ==========  =========  =========
     Exercisable at
     year-end              2,872,681   $    4.656    2,329,012   $  6.970    2,242,000  $  3.878
                           =========   ===========   =========   ==========  =========  =========

     Weighted-average
     fair value of
     options granted
     during the year       $    3.61                 $   3.930               $   4.458

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

     The  following table  summarizes information  about   fixed  stock  options
     outstanding at December 31, 1999:

                             Options Outstanding             Options Exercisable
                  --------------------------------------   ---------------------
                                   Weighted
                                   Average      Weighted                Weighted
                     Number       Remaining     Average      Number     Average
    Exercise      Outstanding    Contractual    Exercise   Exercisable  Exercise
     Prices       at 12/31/99       Life         Price     at 12/31/99   Price
                                  (in years)
 -------------    -----------    -----------  ----------   -----------  --------
     $1.500          178,000         .668     $   1.500      178,000    $  1.500
      3.000        1,700,000        3.082         3.000    1,700,000       3.000
 5.750 - 7.250     1,011,500        5.795         6.279      351,673       6.752
 7.375 - 8.875     1,001,001        4.320         8.660      639,008       8.753
     10.250            6,000        5.129        10.250        4,000      10.250
                  -----------    -----------  ----------   -----------  --------
    Total          3,896,501        3.993     $   5.641    2,872,681    $  4.656
                  ===========    ===========  ==========   ===========  ========


     Warrants

          The following table summarizes changes in outstanding warrants during the years ended December 31, 1999, 1998 and 1997:

                                                Shares            Price Range
                                          ------------------   ---------------
     Warrants:
     Outstanding at December 31, 1996     431,194              $   1.10 - 6.90
     Exercisable at December 31, 1996                281,194       1.10 - 3.00
                                                     =======
       Warrants exercised during 1997     (81,000)                 1.10 - 2.60
                                          -------
     Outstanding at December 31, 1997     350,194                  1.10 - 6.90
     Exercisable at December 31, 1997                350,194       1.10 - 6.90
                                                     =======
       Warrants exercised during 1998     (79,622)                 1.10 - 2.60
     Outstanding at December 31, 1998     270,572                  1.65 - 6.90
                                          =======
     Exercisable at December 31, 1998                270,572       1.65 - 6.90
     Outstanding at December 31, 1999     270,572    =======       1.65 - 6.90
                                          =======
     Exercisable at December 31, 1999                270,572   $   1.65 - 6.90
                                                     =======

10.  Private Placement of Common Stock:

     On April 8, 1999, the Company initiated a private placement that resulted in the sale of 1,792,500 shares of common stock for net proceeds of $7,054,000. No placement fees were paid by the Company in connection with the sale of the aforementioned shares.

11.  Commitments:

     Employment Agreements

     Effective January 1, 1995, the Company entered into three-year employment agreements with David N. Pierce and Andrew W. Pierce, each of whom is an officer and director. The agreements provide for initial annual compensation of $120,000 and $96,000, respectively, with annual increases of at least 7.5%, as determined by the board of directors or the compensation committee. Each employment agreement, as amended, provides that on the initiation of the first test well in the Baltic Project Area, which commenced in late January 1997, the executive employee was entitled to receive a $100,000 bonus that may, at the election of the officer, be applied against the exercise of options to purchase common stock or paid in cash upon termination of employment with the Company. The Company accrued $200,000 at December 31, 1997 to reflect this obligation. On February 17, 1998, each officer exercised options to purchase common

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

     stock and applied their respective bonuses awarded to him in 1997 towards the exercise price (Note 8). The terms of such employment agreements are automatically extended for an additional year on the anniversary date of each such agreement. In the event of termination of employment resulting from a change in control of the Company not approved by the Board of Directors, each of the two officers would be entitled to a termination payment equal to 150% of his annual salary at the time of termination and the value of previously granted employee benefits, including stock options and stock awards.

     On July 1, 1996, the Company entered into a three-year employment agreement with Jerzy B. Maciolek, who is an officer of the Company, providing for an initial annual salary of $96,000 with an annual increase to be determined by the Company's board of directors or the compensation committee. The employment agreement also provides for annual incentive bonuses of up to $100,000, payable in cash, stock or options and a $100,000 bonus to be issued annually on May 12, 1998, 1999 and 2000 to be applied against future stock option exercises. In the event such bonuses are earned, but not used by Mr. Maciolek and his employment with the Company is terminated, the Company must pay the bonus to Mr. Maciolek in cash. In the event the employment contract is terminated by the Company, other than for cause, or by Mr. Maciolek for cause or because of a change in control of the Company, Mr. Maciolek is entitled to a termination payment equal to any accrued but unpaid salary and unreimbursed expenses and benefits plus his salary for the remaining term of the employment agreement. Additionally, all options held by Mr. Maciolek shall immediately vest and not be forfeited. The agreement will automatically be extended for an additional one year upon each anniversary date of the effective date unless otherwise terminated pursuant to the terms thereof.

     Consulting Agreement

     Effective August 3, 1995, the Company entered into a consulting agreement with Lovejoy and Associates, a consulting company owned by Tom Lovejoy, a director of the Company, under which Lovejoy and Associates would advise the Company respecting future financing alternatives, possible sources of debt and equity financing, with particular emphasis on funding for the Company's Polish activities and the Company's relationship with the investment community at a fee of $10,000 per month commencing October 15, 1995 and continuing through December 31, 1997. The agreement was extended through December 31, 1999 at a rate of $15,000 per month for January and February 1998 and a subsequent rate of $17,000 per month thereafter. The consulting agreement was terminated effective May 1, 1999 when Mr. Lovejoy became the Company's Chief Financial Officer.
     Polish Exploration Agreements

     The Company is committed to the following obligations in Poland, presented on a gross basis, to retain its exploratory concession acreage:

                                            Exploratory Wells
                                            -----------------
                        Beginning           First     Second                           Concession
                           of               Three     Three                    Annual      and
                       Exploration Whole    Year       Year     2D Seismic    Training   Usufruct
                         Period    Blocks   Phase     Phase     Acquisition   Fees (5)   Fees (6)
                       ------------------   -----  -----------  -----------  ---------  ---------
     Lublin (1), (2)   Various (7)   24       6    1 per block   1,650 km    $ 80,000   $ 675,000
     Carpathian (2)     12/31/98     12       1         2          350 km      15,000     160,000
     Pomeranian (3)     12/31/98     10       1         2          600 km      25,000     250,000
     Warsaw West (3)    11/13/98     13       1         2        1,500 km      25,000     390,000
     Baltic (4)         03/07/96     10       1         1          None        25,000     200,000

     (1) The Company must drill an exploratory well in each undrilled block during the second three year phase or relinquish the undrilled block at the end of the exploration term. The Lublin Basin includes the Block 298 usufruct, which includes only one exploration block, which has a requirement to drill two exploratory wells during the second three year phase. All other Lublin Basin usufructs require the drilling of one well per block during the second three year phase. As of December 31, 1999, the Company had drilled two exploratory wells to be applied against the first three year exploration phase exploratory well requirement, covered all concession and usufruct fees and acquired 1,650 kilometers of 2D seismic.

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

     (2) Apache has agreed to cover all of the Company's drilling, seismic, annual training fees, concession, and usufruct fees during the first three year phase to earn a fifty percent interest in the Lublin Basin and Carpathian areas.
     (3) The Company and Apache are equal partners in the Pomeranian and Warsaw West areas. As of December 31, 1999, the Company had covered all concession and usufruct fees.
     (4) The Company has a one-hundred percent interest in the Baltic Project Area. As of December 31, 1999, the Company had satisfied the minimum exploratory well requirement for the entire exploration term by drilling two exploratory wells.
     (5) Annual training costs are for each year during the entire six year exploration term.
     (6) Concession and usufruct fees are payable on various terms over the first three year exploration term, except the Baltic Project Area, which is payable in equal installments of $33,333 per year over six years.
     (7) The Lublin Basin consists of four usufructs, the Vistula, Lublin Middle, Block 298, and Komarow which have exploration periods beginning August 8, 1997, June 30, 1998, June 30, 1998 and March 4, 1998, respectively.

     Capital Requirements

     As of December 31, 1999, the Company had $6.9 million of cash, cash equivalents and marketable debt securities with no long-term debt. In view of the Apache Exploration Program, this amount is expected to be sufficient to fund the Company's present minimum exploration and operating commitments during 2000 and part of 2001. The Company intends to seek additional capital to fund any activities outside the scope of its present minimum exploration and operating activities, including further exploration, appraisal and development costs for the Wilga discovery and any other additional exploration, appraisal, development or property acquisition activities.

12.  Business Segments:

     The Company  operates within  two segments  of the  oil and  gas  industry:
     exploration  and  production  ("E&P")  and  drilling  and  well   servicing
     ("Drilling") and within the exploration segment of the mining industry. For segment and management reporting purposes the Company's mining segment is not material and is excluded from the discussion herein.

     The Company's revenues associated with its E&P activities are comprised of oil sales from its producing properties in Montana and Nevada and gains on the sale of partial property interests of the Company's exploratory properties in Poland. For the years ended December 31, 1999, 1998 and 1997, over 85% of the Company's total oil sales were to one purchaser located in Montana. The Company believes this purchaser could be replaced, if necessary, without a loss in revenue. E&P operating costs are comprised of: (1) exploration costs, including geological and geophysical costs, exploratory dry holes and non-producing leasehold impairments; and, (2) production costs which include lease operating expenses and production taxes. Substantially all exploration costs are applied to the Company's operations in Poland and all lease operating costs are applied to the Company's domestic production. The Company's revenues associated with its drilling activities are comprised of contract drilling and well servicing fees generated by the Company's drilling rig and other well servicing equipment in Montana. Drilling operating costs are comprised of direct costs associated with its drilling and well servicing operations. DD&A directly associated with a respective segment is disclosed within that segment. The Company does not allocate current assets, corporate DD&A, general and administrative expenses, income taxes, interest expense, interest income, other income, other expense or officer loan impairments to its operating segments for management and segment reporting purposes. All material inter-company transactions between the Company's business segments are eliminated for management and segment reporting purposes.

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued


     Information on the Company's operations by business segment for the years ended December 31, 1999, 1998 and 1997 is summarized as follows:


                                                 Year Ended December 31, 1999
                                             -----------------------------------
                                                E&P       Drilling       Total
                                             ---------    ---------    ---------
     Operations Summary:                                (In thousands)

      Revenues                               $  1,554     $    865     $  2,419
      Cash operating costs (1)                  3,844          642        4,486
      Non-cash operating costs (2)                140           --          140
                                             ---------    ---------    ---------
         Operating income or (loss) before
         DD&A                                  (2,430)         223       (2,207)
      Depreciation, depletion, &
        amortization                               51          334          385
                                             ---------    ---------    ---------
         Operating loss                      $ (2,481)    $   (111)    $ (2,592)
                                             =========    =========    =========

     Identifiable net property and
       equipment:

      Non-producing leaseholds - Poland $ 691 $ -- $ 691 Non-producing leaseholds - United
        States                                    692            --          692
      Producing properties                        494            --          494
      Equipment and other                          --           581          581
                                             ---------    ----------    --------
          Total                              $  1,877     $     581     $  2,458
                                             =========    ==========    ========
     Property and equipment capital
     expenditures                            $    526     $     138     $    664
                                             =========    ==========    ========

     (1) Excludes $31,000 of exploratory costs relating to the Company's gold concessions.
     (2) Includes stock options valued at $119,000 issued to a Polish citizen for consulting services and $21,000 non-producing leasehold impairment comprised of costs incurred prior to 1999.


                                                 Year Ended December 31, 1998
                                              ---------------------------------
                                                E&P       Drilling      Total
                                              --------   ----------    --------
     Operations Summary:                                (In thousands)
       Revenues (1)                           $ 1,590    $    323      $ 1,913
       Cash operating costs (2)                 3,025         240        3,265
       Non-cash operating costs (3)               119          --          119
                                              --------   ----------    --------
         Operating income or (loss) before
         DD&A                                  (1,554)         83       (1,471)
       Depreciation, depletion, &
         amortization                             231         322          553
                                              --------   ----------    --------
        Operating loss                        $(1,785)   $   (239)     $(2,024)
                                              ========   ==========    ========

     Identifiable net property and
       equipment:
       Non-producing leaseholds - Poland      $   461    $     --      $   461
       Non-producing leaseholds - United
        States                                    717          --          717
       Producing properties                       463          --          463
       Equipment and other                         --         780          780
                                              -------    ----------    --------
          Total                                 1,641    $    780      $ 2,421
     Property and equipment capital           =======    ==========    ========
     expenditures                             $   180    $    156      $   336
                                              =======    ==========    ========

     (1) E&P revenues include $1,123,000 generated in the United States and $467,000 generated in Poland.
     (2) Excludes $29,000 of exploratory costs relating to the Company's gold concessions.
     (3) Includes Company common stock issued for services of $119,000 and excludes non-cash impairment charge of $5,885,000 for domestic proved properties.

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

                                                             Year Ended December 31, 1997
                                                     ----------------------------------------
                                                         E&P          Drilling        Total
                                                     ----------     -----------     ---------
     Operations Summary:                                            (In thousands)
       Revenues (1)                                  $   2,242      $      496      $  2,738
       Cash operating costs                              6,455             329         6,784
       Non-cash operating costs (2)                         99              --            99
                                                     ----------     -----------     ---------
         Operating income or (loss) before DD&A         (4,312)            167        (4,145)
       Depreciation, depletion, & amortization             261             289           550
                                                     ----------     -----------     ---------
         Operating loss                              $  (4,573)     $     (122)     $ (4,695)
                                                     ==========     ===========     =========
     Identifiable net property and equipment:
       Non-producing leaseholds - Poland             $     461      $       --      $    461
       Non-producing leaseholds - United States            709              --           709
       Producing properties                              6,447              --         6,447
       Equipment and other                                  --             935           935
                                                     ---------      -----------     ---------
         Total net assets                            $   7,617      $      935      $  8,552
                                                     =========      ===========     =========

     Property and equipment capital expenditures     $     860      $      210      $  1,070
                                                     =========      ===========     =========

    (1) E&P revenues include $2,040,000 generated in the United States and $202,000 generated in Poland. Excludes $71,000 gain from sale of property interest relating to the Company's gold concessions in Poland.
    (2)   Includes   Company  common  stock  issued  for services  of $70,000
          and a non-cash impairment charge of $29,000 for a lease in Wyoming acquired prior to 1997.

     A   reconciliation of  the  segment  information to  the  consolidated
     totals   for   the years ended December 31, 1999, 1998  and  1997 follows:

                                                                 Year Ended December 31,
                                                      ------------------------------------------
                                                         1999            1998            1997
                                                      ----------    -----------     ------------
     Revenues:                                                       (In thousands)
       Reportable segments                            $   2,419     $    1,913      $     2,738
       Non-reportable segments                               --             --               71
                                                      ----------    -----------     ------------
        Total consolidated revenues                   $   2,419     $    1,913      $     2,809
                                                      ==========    ===========     ============
     Operating Loss:
       Reportable segments                            $  (2,592)    $   (2,024)     $    (4,695)
       Expense or (revenue) adjustments:
         Non-reportable segments                             31             29              (71)
         Impairment of domestic proved property              --          5,885               --
         General and administrative expenses              2,962          2,572            2,566
         Corporate DD&A                                     109            118               85
         Other                                               --              1               (1)
                                                      ----------    -----------     ------------
           Consolidated net operating loss            $  (5,694)    $  (10,629)     $    (7,274)
                                                      ==========    ===========     ============
     Net Property and Equipment:
       Reportable segments                            $   2,458     $    2,421      $     8,552
       Corporate assets                                      91            178              209
                                                      ----------    -----------     ------------
        Net property and equipment                    $   2,549     $    2,599      $     8,761
                                                      ==========    ===========     ============
     Property and Equipment Capital Expenditures:
       Reportable segments                            $     581     $      336      $     1,070
       Corporate assets                                      19            105              461
                                                      ----------    -----------     ------------
        Net property and equipment capital
          expenditures                                $     600     $      441      $     1,531
                                                      ==========    ===========     ============

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued


13.   Quarterly Financial Data (Unaudited):

     During the year ended ended December 31, 1999, the Company recorded exploratory dry hole costs of $580,000 and $389,000 during the third and fourth quarters, respectively, and an officer loan impairment of $666,000 during the fourth quarter. During the year ended December
     31, 1998, the Company incurred a domestic proved property impairment of $5,885,000, of which $5,640,000 and $245,000 were recorded during the third and fourth quarters, respectively.

     Summary quarterly information for the years ended December 31, 1999 and 1998 is as follows:

                                              For the Quarter Ended
                             ---------------------------------------------------
                              December 31  September 30    June 30    March 31
                             ------------  ------------  ----------  -----------
                                    (In thousands, except per share amounts)
     1999 Quarterly
     Information:
       Revenues              $      785    $      862    $    451     $    321
       Net operating loss        (2,746)       (1,228)       (895)        (825)
       Net loss              $   (3,272)   $   (1,072)   $   (789)        (723)
       Basic and diluted net
        loss per common
        share                $     (.21)   $     (.08)   $   (.06)    $   (.06)

     1998 Quarterly
        Information:
       Revenues              $      416    $      426    $    272     $    799
       Operating income or
        (loss)                   (1,949)       (6,511)     (1,465)        (704)
       Net income or                       $   (6,392)   $ (1,353)    $   (519)
        (loss)               $   (1,858)
       Basic and diluted net
        loss per Common
        share                $     (.15)   $    (.49)    $   (.10)    $   (.04)


14.  Disclosure about Oil and Gas Properties and Producing Activities:

     Impairment of Unproved Oil and Gas Properties

     In accordance with generally accepted accounting principles, the Company must record an impairment expense to the extent that capitalized costs of unproved properties, on a property by property basis, are considered not realizable. During the year ended December 31, 1999, the Company recorded an impairment expense of $21,000 relating to a prospect located in Nevada and $72,000 relating to the Lachowice Farm-in in Poland. During the year ended December 31, 1997, the Company recorded an impairment expense of $152,000 relating to several prospects in Montana, Nevada and Wyoming.

     Impairment of Proved Oil and Gas Properties

     In accordance with generally accepted accounting principles, the Company must record an impairment expense if the Company determines the net book value of its proved oil and gas properties, on a property by property basis, exceeds the aggregate future net revenues from such properties. As of December 31, 1998, the Company's future undiscounted net revenues from its domestic proved developed properties was $1,015,000 and its discounted future net revenues (PV-10) of it domestic proved developed properties was $472,000. The future net revenues at December 31, 1998 were computed using a price of $8.11 per barrel, the average price at December 31, 1998. Accordingly, the Company recorded an impairment expense of $5,885,000 for the year ended December 31, 1998, which reduced the carrying value of its domestic proved properties to $463,000, an amount which approximated the fair value of its domestic proved developed reserves determined on a property by property basis.

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued

     In view of the Company's increased focus on its Polish exploration and development opportunities and the probability of continued depressed oil prices, management has determined it is unlikely the Company will incur any domestic development costs in the foreseeable future. Accordingly, the Company's proved reserves as of December 31, 1999 and 1998 include only those reserves attributable to developed properties.

     Capitalized Costs

     Capitalized costs relating to oil and gas producing activities as of December 31, 1999 and 1998 are summarized as follows:

                                        United States     Poland      Total
                                       --------------   ---------   ---------
                                                    (In thousands)
     December 31, 1999:
      Proved properties                 $    1,687      $    --     $  1,687
      Unproved properties                      692          691        1,383
                                        --------------   ---------   ---------
        Total gross properties               2,379          691        3,070
      Less accumulated, depreciation,                        --
      depletion and amortization            (1,193)                  (1,193)
                                        --------------   ---------   ---------
         Total                          $    1,186      $   691     $  1,877
                                        ==============  ==========  ==========


     December 31, 1998:
      Proved properties                 $    1,605      $    --     $  1,605
      Unproved properties                      718          461        1,179
                                        -------------   ---------   ---------
         Total gross properties              2,323          461        2,784
      Less accumulated depreciation,                         --
       depletion and amortization           (1,142)                   (1,142)
                                        -------------   ---------   ---------
         Total                          $    1,181      $   461     $  1,642
                                        =============   =========   =========


     Acquisition, Exploration and Development Activities

     Costs incurred in oil property acquisition, exploration and development activities during the years ended December 31, 1999, 1998 and 1997, whether capitalized or expensed, are summarized as follows:

                                        United
                                        States      Poland      Total
                                      ---------   ---------   ---------
                                                (In thousands)
     December 31, 1999:
       Acquisition of properties:
         Proved                      $     --     $     --    $      --
         Unproved                           1          230          231
       Exploration costs                   38        3,016        3,054
       Development costs                   82           --           82
                                     --------     --------    ---------
         Total                       $    121     $  3,246    $   3,367
                                     ========     ========    =========

     December 31, 1998:
       Acquisition of properties:
         Proved                      $     --     $     --    $      --
         Unproved                          15           33           48
       Exploration costs                   34        2,092        2,126
       Development costs                  132           --          132
                                     --------     --------    ---------
         Total                       $    181     $  2,125    $   2,306
                                     ========     ========    =========

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued


     December 31, 1997:
       Acquisition of properties:
         Proved                      $     --    $     --    $      --
         Unproved                         733          66          799
       Exploration costs                1,419       3,895        5,314
       Development costs                  187          --          187
                                     --------     --------    ---------
         Total                       $  2,339    $   3,961    $  6,300
                                     ========     ========    =========


15.  Summary Oil and Gas Reserve Data (Unaudited):

     The following quantity and value information is based on prices as of the end of each respective reporting period. No price escalations were assumed. Operating costs and production taxes were deducted in determining the quantity and value information. Such costs were estimated based on current costs and were not adjusted to anticipate increases due to inflation or other factors. No amounts were deducted for general overhead, depreciation, depletion and amortization, interest expense and income taxes.

     The determination of oil and gas reserves is based on estimates and is highly complex and interpretive. The estimates are subject to continuing revisions as additional information becomes available or assumptions change. All of the Company's oil reserves are in the United States.

     Estimated Quantities of Proved Oil Reserves

     Following is a reconciliation of the Company's interest in net quantities of proved oil reserves. All proved oil reserves are located in the United States. Proved reserves are the estimated quantities of crude oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reserves under existing economic and operating conditions.

     Changes in estimated oil reserves of the Company for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                         For the years ended December 31,
                                        ---------------------------------
                                          1999         1998        1997
                                        ----------   ---------   --------
                                            (In thousands bbls of oil)
     Total proved reserves:
       Beginning of year                  1,535        4,760      5,443
       Purchase of minerals in-place         --           --         --
       Extensions and discoveries            --           --         18
       Revisions of previous estimates     (354)      (3,110)      (575)
       Production                          (101)        (115)      (126)
                                        ----------   ---------   --------
       End of year                        1,080        1,535      4,760
                                        ----------   ---------   --------
     Proved developed reserves:
       Beginning of year                  1,535        2,282      2,829
                                        ----------   ---------   --------
       End of year                        1,080        1,535      2,282
                                        ----------   ---------   --------

     The decrease in 1999 reserves as compared to 1998 reserves was principally due to higher operating costs and a higher production decline rate utilized in the 1999 report as compared to the 1998 report. The decrease in 1998 reserves as compared to 1997 was principally due to the elimination of 2,478,000 bbls of proved undeveloped reserves which were included as of as of December 31, 1997 and a $5.70 per bbl decrease in oil prices at year-end 1998 as compared to year-end 1997.

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued


     Standardized Measure of Discounted Future Net Cash Flows ("SMOG") and Changes Therein Relating to Proved Oil Reserves

     Estimated discounted future net cash flows and changes therein were determined in accordance with SFAS No. 69. Certain information concerning the assumptions used in computing the valuation of proved reserves and their inherent limitations are discussed below. The Company believes such information is essential for a proper understanding and assessment of the data presented.

     Future net cash flows were computed by applying the year-end oil prices of $22.37, $8.11 and $13.81 for the years ended December 31, 1999, 1998 and 1997, respectively and production costs per bbl of $14.11, $7.43 and $6.86 for 1999, 1998 and 1997, respectively, to the period-end quantities of the Company's proved reserves. The variance in price from year to year was due to price volatility associated with world-wide oil price fluctuations. The increase in production costs of $6.68 per barrel for 1999, as compared to 1998, is primarily due the economic lives of marginal wells being extended due to an oil price $14.26 per bbl higher in the 1999 report, as compared to the 1998 report.

     The assumptions used to compute the proved reserve valuation do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth. Assigning monetary values to the reserve quantity estimation process does not reduce the subjective and ever-changing nature of such reserve estimates. Additional subjectivity occurs when determining present values because the rate of producing the reserves must be estimated. In addition to errors inherent in predicting the future, variations from the expected production rates also could result directly or indirectly from factors outside the Company's control, such as unintentional delays in development, environmental concerns and changes in prices or regulatory controls. The reserve valuation assumes that all reserves will be disposed of by production. However, if reserves are sold in place, additional economic considerations also could affect the amount of cash eventually realized. Future development and production costs are computed by estimating expenditures to be incurred in developing and producing the proved oil reserves at the end of the period, based on period-end costs and assuming continuation of existing economic conditions. A discount rate of 10% per year was used to reflect the timing of the future net cash flows.

     The components of SMOG are detailed below:

                                              As of December 31,
                                   ---------------------------------------
                                        1999          1998          1997
                                   ------------    ----------   ----------
     SMOG Components:                           (In thousands)

      Future cash flows             $   24,229     $  12,518    $
                                                                   65,740
      Future production costs          (15,240)      (11,408)     (32,658)
      Future development costs            (105)          (95)      (6,273)
                                   ------------    ----------   ----------
      Future net cash flows              8,884         1,015       26,809
      Future income tax expense             --            --         (125)
                                   ------------    ----------   ----------
      Future net cash flows              8,884         1,015       26,684
      10% annual discount for
        estimated timing of cash
        flows                           (3,424)         (543)     (13,109)
                                   ------------    ----------   ----------
          Total                     $    5,460     $     472    $  13,575
                                   ============    ==========   ==========

                       FX ENERGY, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   Continued



     The following are principal sources of changes in SMOG:


                                            Years Ended December 31,
                                   ----------------------------------------
                                       1999           1998          1997
                                   -----------   -----------    -----------
     SMOG Sources:                              (In thousands)

      Balance, beginning of year   $      472    $   13,575     $   26,284
       Sales of oil produced, net
         of production costs             (592)          (77)          (801)
       Net changes in prices and
         production costs               5,032        (4,482)       (16,707)
       Purchases of minerals in
         place                             --            --             --
       Extensions and discoveries,
         net of future costs               --            --            108
       Changes in estimated future
         development costs                 (6)        2,875            (79)
       Development costs incurred
         during the year                   82           132            394
       Revisions in previous
         quantity estimates            (1,650)       (9,076)        (1,969)
       Accretion of discount               47         1,357          2,628
       Net change in income taxes          --          (952)         9,071
       Changes in rates of
         production and other           2,075        (2,880)        (5,354)
                                   -----------   -----------    -----------
         Balance, end of year      $    5,460    $      472     $   13,575
                                   ===========   ===========    ===========


16.  Subsequent Events:

     On January 25, 2000, the Company announced that the Wilga 2, the fifth exploratory well drilled under terms of the Apache Exploration Program, was an exploratory success after initial test results indicated a combined flow rate of 16.9 Mmcf of gas and 570 Bbls of condensate per day from three intervals in a Carboniferous Horizon at a depth between 7,732 feet and 8,550 feet. The Wilga 2 is located approximately 25 miles southeast of Warsaw and approximately 12 miles from an existing pipeline. In accordance with terms of the Apache Exploration Program, Apache will cover the
     Company's 45.0% share of drilling and completion costs pertaining to the Wilga 2. The Company will pay for its 45.0% share of costs thereafter. The Company and its partners plan an appraisal well immediately, followed by additional development drilling and facilities construction later in the year, with initial production expected to commence during early 2001. In addition, the Company will promptly begin seismic acquisition in the Wilga area to identify a target near the Wilga discovery to be drilled later this year to test the possibility of additional reserves outside the Wilga structure.

                                     PART II
                     Information Not Required in Prospectus


Item 16.  Exhibits and Financial Statement Schedules

(a) Exhibits

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
Item 3.                     Articles of Incorporation and Bylaws
--------------------------------------------------------------------------------------------
3.1                3        Restated and Amended Articles of  Incorporation                   Incorporated by
                                                                                                  Reference(11)

3.2                3        Bylaws                                                            Incorporated by
                                                                                                  Reference(1)

Item 4.                     Instruments Defining the Rights of Security Holders
--------------------------------------------------------------------------------------------
4.1                4        Specimen Stock Certificate                                        Incorporated by
                                                                                                  Reference(1)

4.2                4        Form of Designation of Rights, Privileges, and Preferences of     Incorporated by
                                Series A Preferred Stock                                          Reference(14)

4.3                4        Form of Rights Agreement dated as of April 4, 1997, between FX    Incorporated by
                                Energy and Fidelity Transfer Corp.                                Reference(14)

Item 5.                     Opinion re: Legality
--------------------------------------------------------------------------------------------
5.1                5        Opinion of Kruse, Landa & Maycock, LLC                            Initial Filing

Item 10.                    Material Contracts
--------------------------------------------------------------------------------------------
10.1              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Frontier Poland Exploration and            Reference(3)
                                Producing Company, Sp. z o.o. dated August 22, 1995,
                                relating to Blocks 51, 52, 71, 72, 91, 92, 93, 111, 112,
                                and 113 (Baltic)

10.2              10        Amendment No. 1 to Mining Usufruct Agreement dated August 15,     Incorporated by
                                1996 (Baltic)                                                     Reference(4)

10.3              10        Amendment No. 2 to Mining Usufruct Agreement dated August 22,     Incorporated by
                                1996 (Baltic)                                                     Reference (15)

10.4              10        Form of concession dated December 20, 1995, relating to Baltic    Incorporated by
                                Concessions granted pursuant to the Mining Usufruct               Reference(5)
                                Agreement dated August 15, 1996, with related schedule

10.5              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Lubex Petroleum Company Sp. z o.o.         Reference(10)
                                dated December 20, 1996, relating to concession blocks
                                255, 275, 295, 316, 336, 337, and 338 (Lublin)

10.6              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Apache Poland Sp. z o.o. and FX            Reference(12)
                                Energy Poland Sp. z o.o. (East), commercial partnership
                                dated October 14, 1997, related to concession blocks 257,
                                258, 277, 278, 297, 317, and 318 (Lublin)

10.7              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Apache Poland Sp. z o.o. and FX            Reference(12)
                                Energy Poland Sp. z o.o. (East), commercial partnership
                                dated October 14, 1997, related to concession block 298
                                (Lublin)

                                      II-i

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
10.8              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Apache Poland Sp. z o.o. and FX            Reference(12)
                                Energy Poland Sp. z o.o. (East), commercial partnership
                                dated October 14, 1997, related to concession blocks 319,
                                320, 339, 340, 340A, 359, 360, 360A, 379, 380, and 380A
                                (Lublin)

10.9              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Gasex Production Company Sp. z o.o.        Reference(12)
                                and Company, commercial partnership dated October 14,
                                1997, related to concession blocks 410, 411, 412, 413,
                                414, 415, 430, 431, 432, 433, 452 and 453 (Western
                                Carpathian)

10.10             10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and FX Energy Poland Sp. z o.o. and            Reference(12)
                                Partners, commercial partnership dated October 30, 1997,
                                related to concession blocks 85, 86, 87, 88, 89, 105,108,
                                109, 129, and 149, in northwestern Poland (Pomeranian)

10.11             10        Option Agreement dated July 18, 1997, between Polish Oil and      Incorporated by
                                Gas Company, FX Energy, and Apache Overseas, Inc.                 Reference(12)

10.12             10        Participation Agreement dated effective as of April 16, 1997,     Incorporated by
                                between Apache Overseas, Inc., and FX Energy, pertaining          Reference(13)
                                to the Lublin Concessions

10.13             10        Letter Agreement dated February 27, 1998, between FX Energy       Incorporated by
                                and Apache Overseas, Inc., regarding modification to all          Reference (15)
                                agreements for acreage in Poland under established area of mutual interest.

10.14             10        Participation Agreement dated effective February 27, 1998,        Incorporated by
                                between FX Energy and Apache Overseas, Inc., pertaining to        Reference (15)
                                the Western Carpathian Concession

10.15             10        Participation Option Agreement dated effective February 27,       Incorporated by
                                1998, between FX Energy and Apache Overseas, Inc.,                Reference (15)
                                pertaining to the Pomeranian Concession

10.16             10        Prospect Agreement between Apache Poland Sp. z o.o., and FX       Incorporated by
                                Energy Poland Sp. z o.o., dated April 17, 1998.                   Reference (18)

10.17             10        Option Agreement dated effective as of February 2, 1998,          Incorporated by
                                between POGC, FX Energy, Inc., and Apache Overseas, Inc.,         Reference (15)
                                pertaining to the Western Carpathian Concessions

10.18             10        Option Agreement dated March 5, 1998, effective as of April       Incorporated by
                                16, 1997, between FX Energy, Inc., Apache Overseas, Inc.,         Reference (17)
                                and POGC, relating to FX Energy's Carpathian Concessions.

10.19             10        Option Agreement between FX Energy Poland Sp. z o.o., and POGC    Incorporated by
                                dated effective May 20, 1998, relating to Pomeranian              Reference (19)
                                Concessions

10.20             10        Agreement dated October 21, 1996, between Sudety Mining           Incorporated by
                                Company Sp. z o.o. and the State Treasury of the Republic         Reference (9)
                                of Poland, for the establishment of the mining usufruct
                                for the purpose of gold exploration in the Sudety
                                Concessions

                                      II-ii

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
10.21             10        Earn-In and Exploration Letter of Intent dated June 13, 1997,     Incorporated by
                                between FX Energy and Homestake Mining Company of                 Reference (12)
                                California

10.22             10        Form of Mining Usufruct Agreement between the State Treasury      Incorporated by
                                of the Republic of Poland and FX Energy Poland Sp. z o.o.         Reference (15)
                                Commercial Partnership, dated October 16, 1997, relating
                                to Sudety Concession blocks 43, 63, 64, 65, with related
                                schedule.

10.23             10        Earn-in, Exploration, and Joint Venture Agreement between         Incorporated by
                                Homestake Mining Company of California and FX Energy              Reference (15)
                                effective December 31, 1997, regarding exploration for
                                precious metals in the Republic of Poland (Sudety)

10.24             10        Agreement between Apache Overseas, Inc., and FX Energy dated      Incorporated by
                                effective January 1, 1999, pertaining to oil and gas              Reference (20)
                                operations in Poland

10.25             10        Agreement on Cooperation in the Lachowice Area between POGC,      Incorporated by
                                Apache Overseas, Inc., Apache Poland, Sp. Z o.o., FX              Reference (20)
                                Energy, Inc., and FX Energy Poland Sp. Z o.o., dated
                                February 26, 1999

10.26             10        Frontier Oil Exploration Company 1995 Stock Option and Award      Incorporated by
                                Plan*                                                             Reference(4)

10.27             10        Form of FX Energy, Inc., 1996 Stock Option and Award Plan*        Incorporated by
                                                                                                  Reference(10)

10.28             10        Form of FX Energy, Inc., 1997 Stock Option and Award Plan*        Incorporated by
                                                                                                  Reference (20)

10.29             10        Form of FX Energy, Inc., 1998 Stock Option and Award Plan*        Incorporated by
                                                                                                  Reference (20)

10.30             10        Employment Agreements between FX Energy and each of David         Incorporated by
                                Pierce and Andrew Pierce, effective January 1, 1995*              Reference(1)

10.31             10        Amendments to Employment Agreements between FX Energy and each    Incorporated by
                                of David Pierce and Andrew Pierce, effective May 30, 1996*        Reference(8)

10.32             10        Form of Stock Option with related schedule (D. Pierce and A.      Incorporated by
                                Pierce) *                                                         Reference(1)

10.33             10        Form of Stock Option granted to D. Pierce and A. Pierce*          Incorporated by
                                                                                                  Reference(1)

10.34             10        Form of Non-Qualified Stock Option with related schedule*         Incorporated by
                                                                                                  Reference(4)

10.35             10        Letter Agreement dated effective August 3 , 1995, between         Incorporated by
                                Lovejoy Associates, Inc., and FX Energy re: Financial             Reference(4)
                                Consulting Engagement*

10.36             10        Letter Agreement dated effective August 3, 1995, between          Incorporated by
                                Lovejoy Associates, Inc., and FX Energy re:                       Reference(4)
                                Indemnification

10.37             10        Non-Qualified Stock Option granted to Thomas B. Lovejoy*          Incorporated by
                                                                                                  Reference(4)

                                     II-iii

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
10.38             10        Letter Agreement dated effective December 31, 1997, between FX    Incorporated by
                                Energy and Lovejoy Associates, Inc., re: Extension of             Reference (15)
                                Consulting Engagement*

10.39             10        Employment Agreement between FX Energy and Jerzy B. Maciolek*     Incorporated by
                                                                                                  Reference(8)

10.40             10        Addendum to Employment Agreement between FX Energy and Jerzy      Incorporated by
                                B. Maciolek*                                                      Reference (15)

10.41             10        Second Addendum to Employment Agreement between FX Energy and     Incorporated by
                                Jerzy B. Maciolek*                                                Reference (15)

10.42             10        Employment Agreement between FX Energy and Scott J. Duncan*       Incorporated by
                                                                                                  Reference (15)
10.43             10        Form of Indemnification Agreement between FX Energy and           Incorporated by
                                certain directors, with related schedule*                         Reference(10)

10.44             10        Form of Option granted to executive officers and directors,       Incorporated by
                                with related schedule*                                            Reference(10)

10.45             10        Memorandum of Understanding regarding officer loans (reformed     Incorporated by
                                June 19, 1998)                                                    Reference (16)

10.46             10        Limited Recourse Promissory Note of David N. Pierce in the        Incorporated by
                                amount of $950,954 (reformed June 19, 1998)                       Reference (16)

10.47             10        Pledge and Security Agreement between FX Energy, Inc. and         Incorporated by
                                David N. Pierce (reformed June 19, 1998)                          Reference (16)

10.48             10        Agreement to Hold Collateral between FX Energy, Inc. and David    Incorporated by
                                N. Pierce and Kruse, Landa & Maycock as agent to hold             Reference (16)
                                collateral (reformed June 19, 1998)

10.49             10        Limited Recourse Promissory Note of Andrew W. Pierce in the       Incorporated by
                                amount of $769,924 (reformed June 19, 1998)                       Reference (16)

10.50             10        Pledge and Security Agreement between FX Energy, Inc. and         Incorporated by
                                Andrew W. Pierce (reformed June 19, 1998)                         Reference (16)

10.51             10        Agreement to Hold Collateral between FX Energy, Inc. and          Incorporated by
                                Andrew W. Pierce and Kruse, Landa & Maycock as agent to           Reference (16)
                                hold collateral (reformed June 19, 1998)

10.52             10        Form of Indemnification Agreement between FX Energy and           Incorporated by
                                certain directors, with related schedule                          Reference (21)

10.53             10        Agreement on Cooperation in Exploration of Hydrocarbons on        Incorporated by
                                Foresudetic Monocline dated April 11, 2000, between               Reference (22)
                                Polskie Gornictwo Naftowe i Gaxownictwo S.A. ("POGC") and
                                FX Energy Poland Ps. Z o.o. relating to the Fences project

10.54             10        Agreement effective as of January 1, 2000, between FX Energy,     Incorporated by
                                Inc., and Apache Overseas, Inc.                                   Reference (23)

Item 21                     Subsidiaries of the Registrant
-----------------------------------------------------------------------------------------------------------------
21.1                        Schedule of Subsidiaries                                          Incorporated by
                                                                                                  Reference (15)

                                      II-iv

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
Item 23                     Consents of Experts and Counsel
--------------------------------------------------------------------------------------------
23.1              23        Consent of PricewaterhouseCoopers LLP, independent accountants    Initial Filing

23.2              23        Consent of Larry D. Krause, Petroleum Engineer                    Initial Filing

23.3              23        Consent of Kruse, Landa & Maycock, LLC                            Initial Filing


Item 27                     Financial Data Schedule
--------------------------------------------------------------------------------------------
27.1              27        Financial Data Schedule                                           This Filing
------------------------

* Identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit.
(1) Incorporated by reference from the registration statement on Form SB-2, SEC File No. 33-88354-D.
(2) Incorporated by reference from the report on Form 8-K dated August 16, 1995.
(3) Incorporated by reference from the report on Form 8-K dated August 22, 1995.
(4) Incorporated by reference from the quarterly report on Form 10-Q for the quarter ended September 30, 1995.
(5) Incorporated by reference from the annual report on Form 10-K for the year ended December 31, 1995.
(6)  Incorporated by reference from the reports on Form 8-K dated May 3, 1996.
(7)  Incorporated by reference from the report on Form 8-K dated May 21, 1996.
(8) Incorporated by reference from the registration statement on Form S-1, SEC File No.333-05583.
(9) Incorporated by reference from the report on Form 8-K dated October 1, 1996.
(10) Incorporated by reference from the annual report on Form 10-KSB for the year ended December 31, 1996.
(11) Incorporated by reference from the proxy statement respecting the 1997 annual meeting of stockholders.
(12) Incorporated by reference from the quarterly report on Form 10-QSB for the quarter ended September 30, 1997.
(13) Incorporated by reference from the report on Form 8-K dated August 6, 1997.
(14) Incorporated by reference from the report on Form 8-K dated April 4, 1997.
(15) Incorporated by reference from the annual report on Form 10-KSB for the year ended December 31, 1997.
(16) Incorporated by reference from the annual report on Form 10-Q for the quarter ended March 31, 1998, as amended on Form 10-Q/A filed July 15, 1998.
(17) Incorporated by reference from the report on Form 8-K dated March 23, 1998.
(18) Incorporated by reference from the report on Form 8-K dated April 20, 1998.
(19) Incorporated by reference from the report on Form 8-K dated June 2, 1998.
(20) Incorporated by reference from the annual report on Form 10-K for the year ended December 31, 1998.
(21) Incorporated by reference from the annual report on Form 10-K for the year ended December 31, 1999.
(22) Incorporated by reference from the report on Form 8-K dated April 18, 2000.
(23) Incorporated by reference from the quarterly report on Form 10-Q for the quarter ended March 31, 2000.


(b) Consolidated Financial Statement Schedules.

All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes to those statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on July 28, 2000.

                                                 FX Energy, Inc.

                                                 By: /s/  Scott J. Duncan
                                                     --------------------------
                                                     Scott J. Duncan
                                                     Vice-President



         Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities indicated and on the 28th day of July, 2000:



------------------------------------------
/s/  David N. Pierce
     Director, President, and Chief
     Executive Officer
     (Principal Executive and
     Financial Officer)


------------------------------------------
/s/  Andrew W. Pierce
     Vice-President, Chief Operations
     Officer and Director
     (Principal Operations Officer)


------------------------------------------              By: /s/ Scott J. Duncan
/s/  Thomas B. Lovejoy                                     ---------------------
     Director, Chief Financial                             Scott J. Duncan
     Officer and Vice Chairman                             Attorney-in-Fact

------------------------------------------
/s/  Scott J. Duncan
     Director, Vice-President Investor
     Relations and Secretary


------------------------------------------
/s/  Dennis L. Tatum
     Director, Vice-President and
     Treasurer (Principal Accounting
     Officer)


------------------------------------------
/s/  Peter L. Raven
     Director

------------------------------------------
/s/  Jay W. Decker
     Director

                                       66